
03022827



82- SUBMISSIONS FACING SH

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Gambro AB

*CURRENT ADDRESS Jakobsgatan 6
P.O. Box 7373
SE-103 91 Stockholm
Sweden

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34731 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☐
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☑
DEF 14A (PROXY)	☐		

OICF/BY: NM
DATE : 6/16/03



LISTING AGREEMENT

Stockholmsbörsen AB, company registration no. 556383-9058, (hereinafter referred to as the "Exchange") has decided to list on the Exchange securities issued by .... **(publ)**, company registration no. .... (hereinafter referred to as the "Company"). Accordingly, the following agreement has been entered into between the Exchange and the Company.

Information obligation, etc.

1. The company undertakes as follows:

   a) to provide information in respect of the company and its operations to the extent and in the manner set forth in **Appendix 1** to this Agreement;

   b) to comply with the recommendations incorporated in **Appendix 2** to this Agreement; and

   c) to comply with amendments or supplements to the appendices which may be agreed upon between the Exchange and the Association of Exchange-listed Companies.

   In addition, pursuant to Chapter 5, section 3 of the Swedish Exchange and Clearing Operations Act (SFS 1992:543), the company shall, upon demand by the Exchange, provide information required by the Exchange in order to fulfil its obligations in accordance with laws and other statutes.

2. Amendments or supplements to the appendices shall apply to the company not less than 30 days after dispatch by registered mail from the Exchange to the company of notice in respect of the changes.



3. Unless otherwise agreed by the Exchange, the articles of association of the company shall contain a record date provision in accordance with Chapter 3, section 8 of the Swedish Companies Act (SFS 1975:1385) or other corresponding company law legislation.

Sanctions, etc.

4. In the event the company materially fails to fulfil the applicable requirements for listing, the Exchange's Board of Directors may resolve to delist the company's traded securities.

5. In the event of a failure by the company to comply with law, other regulations, this Agreement, or the Exchange's regulations in general, the Exchange may, where such violation is serious, resolve to delist the company's traded securities or, in other cases, impose on the company a conditional fine corresponding to not more than ten times the annual fee last paid by the company to the Exchange. Delisting may not take place if such is generally unsuitable. Where the non-compliance is of a less serious nature or is excusable, the Exchange may issue a warning to the company in lieu of imposing a conditional fine.

   The issue of the determination of sanctions in accordance with this section shall be determined by a Disciplinary Committee appointed by the Board of Directors of the Exchange.

   Detailed provisions in respect of the Disciplinary Committee are set forth in the Swedish Securities Exchange and Clearing Operations Act and in regulations issued by the Swedish Financial Supervisory Authority.

The Exchange's duty of confidentiality

6. Information received by the Exchange from the company pursuant to a confidentiality undertaking may not be disclosed by the Exchange to any third party without the company's consent prior to such information being made public. However, pursuant to Chapter 11, sections 1-2 of the Swedish Securities Exchange and Clearing Operations Act, the information must



always be available to the Swedish Financial Supervisory Authority in its capacity as the supervisory authority for the Exchange.

According to Chapter 2, section 8 of the Swedish Securities Exchange and Clearing Operations Act, a person who is or has been associated with the Exchange as an employee, member of the board of directors or other appointee may not, without authorisation, disclose or utilise information gained by him in the course of his employment or duties regarding the business circumstances or personal circumstance of any other party.

Fees

7. In consideration of the Exchange's co-operation in the trading in the company's securities, the company shall pay fees to the Exchange in accordance with the applicable price list. Notice in respect of fees must be given not less than 30 days prior to the due date for payment of the fee.

Term of the Agreement

8. This Agreement shall remain in force between the Exchange and the company for such time as the company's securities are listed on the Exchange, unless the Exchange and the company, following notice of termination by either party, enter into an agreement in respect of an amended or new agreement.

Applicable Law etc.

9. This Agreement is subject to the provisions of Swedish law.

10. Disputes pertaining to this Agreement shall be resolved in a Swedish court, initially in the Stockholm City Court.

Stockholm, 1 March 2001
Stockholmsbörsen



APPENDIX 1

GENERALLY

1. Information which is likely to materially influence the valuation of the company's listed securities may not, other than in special cases, be disclosed other than through publication.

2. The company shall maintain its own Internet website on which all of the information provided to the stock market by the company within the last 12 months shall be made available, unless there is special cause for not doing so.

3. Publication pursuant to sections 11 - 27 shall take place immediately, i.e. in direct conjunction with the adoption of a resolution, an election having taken place, or an event becoming known to the company.

4. Publication shall be deemed to have taken place where information is provided for dissemination to at least two established news bureaus and at least three national daily newspapers. The information shall be simultaneously provided to the Exchange and promptly made available on the company's website.

5. Publication shall be made by fax or via another electronic medium approved by the Exchange.

6. Information in accordance with this Agreement must be correct, relevant, and reliable. It must be worded in the Swedish language or, where such is approved by the Exchange, in the Danish, Norwegian, or English languages.

7. Annual reports, prospectuses, and other information which is provided for distribution to, or kept available for, shareholders must be sent simultaneously to the Exchange and, unless special cause exists for not doing so, be made available on the company's website.



Generally Accepted Accounting Principles and Annual Reports

8. Annual reports, reports of unaudited annual earnings figures, and interim reports shall be prepared in accordance with applicable law or other regulations and in accordance with generally accepted accounting principles for stock market companies. Significant deviations from the recommendations of the Swedish Financial Accounting Standards Council shall be presented under the heading "accounting principles". Deviations must be justified.

9. The board of directors shall, in a separate section of the directors report in the annual report, provide an account of the work of the board during the year.

10. The annual report shall state, in respect of every member of the board of directors, the length of time in which such person has been a member of the board of directors, his or her principal occupation, and other significant board appointments.

Information which must be published immediately

Report of unaudited annual earnings figures and interim reports

11. After the company's board of directors has approved the annual accounts, the company shall immediately publish a press release containing the most important information from the forthcoming annual report.

12. Interim reports shall be provided quarterly, and such reports shall state whether or not the company's auditors conducted a review.

13. Reports of unaudited annual earnings figures and interim reports shall be published not later than two months from the expiry of the reporting period.



Press releases and interim reports shall always include:

a) a summarised income statement for the financial year or interim period and the last quarter with comparative figures for the corresponding periods from the previous financial year. The results shall include the estimated tax costs for the periods;

b) the balance sheet in summary as of the close of the current reporting period including comparative figures from the expiry of the most recent financial year;

c) a cash flow statement in summary for the financial year and interim period, including comparative figures for the same period during the previous year;

d) a summary report showing changes in equity during the financial year and interim period, including comparative figures for the same period during the previous financial year;

e) the net results per share for the financial year and the interim period for the previous quarter including comparative figures for corresponding periods during the preceding financial year. Information shall be provided before and after the dilution effects of outstanding convertible debentures, warrants, and suchlike where such dilution does significantly reduce the earnings per share;

f) information regarding the number of outstanding shares at the close of the reporting period and both the average number of outstanding shares for the financial year and interim period and latest quarter



including comparative figures for the corresponding period from the previous financial year. The information shall be provided both before and after the exercise of outstanding convertible debentures, warrants, and suchlike where such give rise to a substantial increase in the number of common shares;

g) information regarding the company's own shares at the end of the reporting period as well as the average number of own shares during the interim period including comparative figures for the end of the immediately preceding financial year;

h) explanations of the earnings trend and financial position, including, *inter alia*, the effect of events affecting comparability;

i) where information relating to the future is provided, it should also be evident what corresponding information was provided in the previous report as well as any changes published since the previous report;

j) information regarding the time at which the next interim report or report of unaudited annual earnings figures will be published;

The report of unaudited annual earnings figures shall also include:

k) proposed allocation of profits;

l) information in respect of the planned date of the annual general meeting of the shareholders;

m) information as to where and when the annual report financial statements will be made available to the public.



14. In the event that information in the annual accounts or the interim report is changed such that it significantly deviates from that which is stated in the press release or report, the company shall immediately publish the changes.

15. In the event the company decides to extend its financial year, the company must, unless otherwise instructed by the Exchange, provide an interim report pursuant to section 13 for that period which corresponds to the previous financial year.

Forecasts

16. Where a company which has published a forecast regarding results or turnover finds that the conditions have changed such that the result is believed to significantly deviate from the forecast, the company shall immediately publish such information.

Shareholders' meetings

17. Notices to attend shareholders' meetings shall be published pursuant to section 4 in conjunction with the issuance of such notice.

18. The company shall, in a press release from the shareholders' meeting, immediately publish resolutions adopted in respect of dividends, changes in the board of directors and auditors, and other information which is of significance for the stock market. Information regarding newly elected board members pursuant to section 10 must be published.

Issuances of Securities

19. Where the board of directors or the meeting of shareholders of the company has adopted a resolution in respect of the issuance of traded securities, or where the board of directors decides to propose such a resolution to the shareholders' meeting, the company shall immediately publish the resolution, the reasons for the issue, the principal terms and conditions for the issue, as well as the party/parties to whom the issue is directed.



The same obligations shall apply to resolutions adopted by the meeting of shareholders of the company regarding matters specified in section 5 of the Swedish Stock Market Companies (Directed Placements) Act (SFS 1987:464) (the "Leo Act").

Listing on another exchange

20. Where the company's board of directors adopts a resolution to apply for listing of the company's securities on another exchange or where such exchange adopts a decision as a result of such application from the company, the company shall immediately publish the decision.

Information provided to another marketplace

21. Where the company provides information pursuant to section 26 to another marketplace and the information becomes public on such marketplace, such information shall promptly be published pursuant to this agreement.

Changes of managing director, board of directors, etc.

22. The resignation or appointment of the managing director, chief executive officer, regular board members elected by the shareholders' meeting, and auditors shall be immediately published.

Transactions with closely-affiliated parties

23. Where the company or its subsidiary adopts a decision in respect of a transaction or other agreement with a closely-affiliated party, the company shall immediately publish the decision unless the transaction or agreement is insignificant for an evaluation of the company's treatment of its shareholders. In this context, 'closely-affiliated party' is defined in accordance with section 4, first paragraph, subsections 1-6 of the Leo Act. The aforementioned shall also apply where the company or its subsidiary



and the closely-affiliated party together adopt a decision in respect of a transaction with a third party.

24. Where the company or its subsidiary adopts a decision to transfer shares in a subsidiary or to transfer a business to an officer of the company, the following shall apply where the sale is not insignificant to the company:

   - "Officer" means the same types of persons referred to in section 4, paragraph 1, sub-sections. 1-6 of the Leo Act as well as people who recently had such employment or positions with the company.
   - The resolution in respect of the buy-out must be adopted or approved by a shareholders' meeting of the parent company.
   - Prior to the proposal being presented to the shareholders' meeting, the board must acquire an appraisal from an independent expert.
   - The board must provide a report pertaining to the proposed sale.
   - The appraisal and report must be made available and be posted on the company's website for not less than two weeks prior to the shareholders' meeting which will address the issue. The appraisal and report must also be presented at the shareholders' meeting.
   - Notice to attend the shareholders' meeting at which the issue will be addressed must set forth the primary contents of the proposal.

Qualified Auditors' Report

25. A qualified auditors' report must be published immediately after it is submitted to the company.

Information obligation in general (the general clause)

26. Where the company otherwise adopts resolutions or where events occur which are likely to materially:

   - affect the impression of the company's situation created by previously published information; or



- otherwise affect the valuation of the company's securities listed on the Exchange,

the company shall immediately publish the same.

Radical changes

27. Where the company's activities are changed to such a significant degree that the company may objectively be deemed to constitute a new undertaking, the company shall, in addition to information pursuant to section 26, within a reasonable period of time, present information to the stock market and the Exchange in accordance with the provisions applicable to exchange prospectuses or provide other information containing a description of the consequences of the changes.

INFORMATION PROVIDED TO THE EXCHANGE ONLY

Criticisms by the auditors

28. Where criticisms are communicated by the auditors to the board of directors or the managing director in accordance with Chapter 10, section 11 of the Swedish Companies Act or other corresponding company law legislation, the company shall, where the criticisms relate to circumstances which may be of significance for a valuation of the company's listed securities, immediately submit such criticisms to the Exchange.

Public tender offers

29. Where preparations take place within the company to make a public offer to a wide group of persons for the acquisition of shares or therewith comparable financial instruments in another listed company, the company shall immediately notify the Exchange where there are reasonable grounds to assume that the preparations will result in a public tender offer.

30. Where the company has been informed that a third party plans to make a public offer to the shareholders of the company for the acquisition of shares



or therewith comparable financial instruments in the company, and such has not been published, the company shall immediately notify the Exchange thereof where there are reasonable grounds to assume that the plan will be carried out.

Advance information prior to a forecast adjustment

31. Where a company intends to release a forecast adjustment pursuant to section 16 and it is assumed that the information will have a significant effect, the Exchange must be contacted prior to publication.

Disclosure Exemption

32. Where disclosure of certain information is detrimental to the company, the company need not disclose such information provided that the Exchange has consented thereto. However, such information must always be provided to the Exchange in the prescribed manner.



APPENDIX 2 – to the Listing Agreement

RECOMMENDATIONS

Companies whose securities are listed on OM Stockholm Exchange must comply with the following recommendations:

1. The Industry and Commerce Stock Exchange Committee's recommendations concerning public tender offers (1999).

2. The Industry and Commerce Stock Exchange Committee's recommendations concerning publication of acquisitions and transfers of shares, etc. (1994).

3. The Industry and Commerce Stock Exchange Committee's recommendations regarding information concerning benefits to senior management (1993).

4. The Industry and Commerce Stock Exchange Committee's recommendations regarding information prior to elections of the board of directors in stock market companies (1994).

5. The Industry and Commerce Stock Exchange Committee's recommendations regarding the sale and purchase of the companies own shares (10 March 2000).

2003

GAMBRO

REPORT
~~April 25, 2003~~

03 MAY 20 AM 7:21

Three month report January-March 2003

- Revenue growth in line with company's outlook, up 8% currency adjusted
- Operating earnings, EBITDA, up 12% currency adjusted
- Earnings before tax, EBT, up 46%
- Strong operating cash flow at MSEK 281 (144)
- Earnings per share increased to SEK 0.40 (0.26)

MSEK	Q1			Currency
	2003	2002	*Nominal*	*adjusted*
Revenues	6,509	6,909	*-6%*	*+8%*
EBITDA	1,106	1,106	*0%*	*+12%*
EBITDA margin	17.0%	16.0%		
EBT	363	248	*+46%*	
EBT margin	5.6%	3.6%		
Operating cash flow	281	144	*+95%*	
Earnings per share, SEK	0.40	0.26	*+55%*	
Cash earnings per share, SEK	2.39	2.35	*+2%*	

First quarter highlights:

- Gambro Healthcare posted a currency adjusted revenue increase of 12%. This includes USD 261 (2002 Q1: 246) in U.S. revenue per treatment. MSEK 20 in laboratory revenues from previous periods has been recorded in the quarter. In addition, a reversal of accounts receivable provisions of MSEK 21 (not included in revenue per treatment) has positively affected revenues in the quarter. Gambro BCT showed a solid 7% currency adjusted growth. Gambro Renal Products achieved 3% currency adjusted growth.
- EBITDA margin for the group at 17.0%, well above first quarter last year. Gambro Healthcare 15.5% (14.4%), Gambro Renal Products 19.1% (18.7%), Gambro BCT 24.7% (24.3%), visible through improved transparency with full segment reporting.
- EPS improved considerably due to good operational performance and a significantly improved financial net.
- Continued reduction in net debt. Net debt reduced by MSEK 363 from fourth quarter 2002 to MSEK 8,006 (March 2002: MSEK 9,825).

"We have experienced a favorable first quarter 2003, revenue wise as well as on the bottom line. Improved performance and management of balance sheet resulted in another quarter of positive cash flow and reduced net debt. Focus is on leveraging from investments in production and service capacity and to challenge the tough environment we are facing especially in the U.S. renal service area" said Sören Mellstig, Gambro President and CEO.

Gambro is a global medical technology and healthcare company with leading positions in renal care - services and products - and blood component technology. Gambro Healthcare is one of the leading providers of kidney dialysis services in the world with 54,300 patients in more than 700 clinics worldwide. Gambro Renal Products comprises dialyzers, dialysis machines, blood lines and dialysis concentrates. Gambro BCT is the market leader in separation and handling of blood components. The group, with 2002 revenues of SEK 27.6 billion (USD 2.7 billion), has 20,900 employees in some 40 countries.

Gambro AB
A public company (publ)
Reg no. 556041-8005
Jakobsgatan 6, P O Box 7373
SE-103 91 Stockholm
Sweden
Tel +46 8-613 65 00
Fax +46 8-611 28 30
Email info@gambro.com
www.gambro.com

Key data (excluding nonrecurring items)

MSEK	Q1 2003	Q1 2002	April 2002-March 2003	Jan-Dec 2002
Revenues	6,509	6,909	27,174	27,574
Operating earnings before depr. (EBITDA)	1,106	1,106	4,501	4,501
EBITDA margin	*17.0%*	*16.0%*	*16.6%*	*16.3%*
Operating earnings (EBIT)	420	386	1,628	1,594
EBIT margin	*6.4%*	*5.6%*	*6.0%*	*5.8%*
Earnings before tax (EBT)	363	248	1,178	1,063
Earnings per share (EPS) SEK [1]	0.40	0.26	1.19	1.05
Earnings per share (EPS) SEK including nonrecurring [1]	0.40	0.26	1.92	1.78
Cash earnings per share (CEPS) SEK [2]	2.39	2.35	9.52	9.48
Goodwill amortization per share	-0.71	-0.81	-3.00	-3.10
Earnings per share pre goodwill amortization SEK	1.11	1.07	4.19	4.15
Operating cash flow [3]	281	144	1,677	1,540
Operating cash flow per share [3]	0.82	0.42	4.87	4.47
Net debt	8,006	9,825	8,006	8,369

1) After full tax
2) Net income plus depreciation and amortization divided by number of shares
3) Cash flow before acquisitions, divestitures and taxes

FIRST QUARTER 2003 (* =currency adjusted)
Revenues for the quarter showed a good growth of 8%*. In nominal values lower at MSEK 6,509 (6,909). Revenue development was strong in the U.S. +12%*, -8% in nominal values, and Americas (excl. U.S.), Asia and Pacific +12%*, -8% in nominal values. Europe, Africa and Middle East showed a somewhat lower growth at +1% (+1%*).

For Gambro Healthcare, revenues increased by 12%*; in nominal values the revenues declined 7%. For Gambro Renal Products, revenues increased by 3%*, -4% in nominal values. Internal sales grew by 3%*. Gambro BCT posted a 7%* revenue increase, -7% in nominal values.

EBITDA margin (Earnings before interest, taxes, depreciation and amortization) for the Group reached 17.0% (16.0%). Gambro Healthcare reached 15.5% (14.4%). Gambro Renal Products 19.1% (18.7%) and Gambro BCT at 24.7% (24.3%).

EBIT (Earnings before interest and taxes) for the group increased by 9% (+16%*) to MSEK 420 (386), with minor changes in amortization mainly related to currency effects. The combined effect of increased depreciation due to new investments and currency effects caused depreciation to remain flat in nominal terms. The EBIT margin reached 6.4% (5.6%).

The **financial net** was significantly improved from first quarter last year to MSEK -57 (-138), mainly as a result of lower U.S. dollar interests and a reduced net debt. **Earnings before tax (EBT)** increased by 46% to MSEK 363 (248).

Net income for the quarter increased from MSEK 89 last year to MSEK 138 this year.

The group experienced a positive development in **operating cash flow**, mainly due to reduced capital expenditure and a strong cash flow from Gambro Healthcare as a result of improved underlying performance and continued good management of accounts receivable. **Net debt** on March 31 amounted to MSEK 8,006, a reduction by MSEK 363 from the end of 2002.

Operating cash flow

MSEK	Q1 2003	Q1 2002	Full year 2002
Earnings before taxes	363	248	1,063
Earnings from participations in associated companies	0	2	7
Depreciation and write-downs	686	721	2,907
Change in operating working capital[1]	-320	-248	557
Capital expenditure, net	-448	-579	-2,994
Operating cash flow	**281**	**144**	**1,540**
Of which currency effects in operating cash flow	71	218	827

1) Includes inventories, trade receivables, trade payables and other short-term receivables and liabilities.

Gambro has accrued for MSEK 31 as an additional acquisition cost in the March 31, 2003 balance sheet (increase of goodwill and accruals) related to a jury verdict from a lawsuit, related to a tender offer to all public stockholders in REN Corporation US in 1995. For more information please see section "After the balance sheet date".

COMPANY OBJECTIVES FOR 2003

Gambro reconfirms the overall objectives for the year 2003: A currency adjusted revenue growth of 8-10% and growth in earnings and operating cash flow exceeding revenue growth.

GAMBRO HEALTHCARE

MSEK	Q1 2003	Q1 2002	*Nominal*	*Currency adjusted*
Revenues	3,942	4,256	*-7%*	*+12%*
U.S.	3,576	3,872	*-8%*	*+13%*
Rest of the world	366	384	*-5%*	*+4%*
EBITDA	611	613	*0%*	*+19%*
EBITDA margin	15.5%	14.4%		
EBIT	218	160	*+36%*	*+60%*
EBIT margin	5.5%	3.8%		

	March 2003	March 2002	March 31, 2003 vs. March 31, 2002	March 31, 2003 vs. Dec 31, 2002
Total number of clinics	**701**	**676**	**+25**	**+8**
U.S.	557	533	+24	+8
Rest of the world	144	143	+1	-
Total number of patients	**54,340**	**52,160**	**+2,180**	**+840**
U.S.	43,240	41,110	+2,130	+600
Rest of the world	11,100	11,050	+50	+240

	2003 Q4	2003 Q3	2003 Q2	2003 Q1	2002 Q4	2002 Q3	2002 Q2	2002 Q1
Total number of treatments in consolidated clinics ('000)				**1,905**	**1,959**	**1,928**	**1,888**	**1,819**
U.S.				1,594	1,622	1,593	1,563	1,509
Rest of the world				311	337	335	325	310
Number of dialysis days	79	79	78	77	79	79	78	77
Revenue per treatment, U.S. (USD)				261[1)]	253	255	252	246
of which is lab services				11	9	10	9	9

1) Excluding the reversal of MSEK 21 in accounts receivable reserves.
For medical outcome data, please see page 19 in this report.

On March 31, Gambro operated 701 clinics, serving 54,340 patients worldwide. During the first quarter 3 clinics were acquired, 2 closed/sold and 7 new clinics were opened (all in the U.S.).

The U.S. as well as the non-US business within Gambro Healthcare experienced a favorable organic revenue growth. Same store treatment growth exceeded 5% in both segments. The EBITDA and EBIT margins improved from the first quarter as well as from the fourth quarter last year for both geographical segments.

Gambro Healthcare US first quarter 2003

The U.S. posted a strong **revenue** growth of 13% currency adjusted. Revenues per treatment in the U.S. reached USD 261, a USD 15 increase from the first quarter of 2002 and a USD 8 increase from the fourth quarter of 2002. Of the revenues and earnings recorded in the quarter MSEK 20 (approximately USD 2 per treatment) were recognized for laboratory tests performed prior to 2003 but that were billed during the quarter (for further information see section "Other" in this report).

Other contributors to the improved revenues are the favorable relative growth in the number of acute treatments performed, a retail price increase which was effective January 1, 2003 and was passed along to applicable non governmental payors, increases in pharmacy items administered and outstanding collection experience which favorably impacted bad debt recognition.

In 2002 the reorganizations in the Accounts Receivable and Billing Departments had a very positive effect on cash collections. For 2003 the focus is on analysis of outstanding balances and related reserves. Due to the positive outcome of the analysis, the company reversed MSEK 21 of the current reserves in the first quarter 2003. Depending on the outcome of further analysis the company might release similar amounts over the next coming quarters. These revenues are not included in the reported revenue per treatment.

In line with the strategy to be very selective with acquisitions, only 3 clinics with approximately 165 patients were acquired during the quarter.

On the cost side the company experienced increased costs for professional liability insurance, legal affairs, including MSEK 21 in fees related to the Ginsburg case (see section After the balance sheet date), pharmacy and costs related to a number of education initiatives, including PD, pre-ESRD and the roll out of an E-signature system. Labor cost per treatment was less than 1% above last years level.

Gambro Healthcare US initiatives in related services are proceeding well. The initiative with American Access Care and Philadelphia Vascular Institute to develop interventional radiology centers is producing positive results. In addition Dendreon is requesting additional Gambro Healthcare clinics to use as cell collection sites in Dendreon's commercialization of therapeutic vaccines.

Subpoena

During the quarter, Gambro Healthcare US continued to provide documents pursuant to the subpoena received in June 2001 from the United States Department of Justice. The subpoena requested information and documentation relating to various aspects of dialysis operations in the United States. MSEK 14 (31) in legal fees and other costs of collecting the information requested in the subpoena, was recorded in the first quarter 2003 (in "Other"). The legal fees for the full year 2003 are expected to reach a level of MUSD 10-12. The U.S. government has not served Gambro Healthcare with any claim or lawsuit. Depending on the results of its investigation, the U.S. government could seek material monetary penalties and other remedies.

Gambro Healthcare International (non-U.S.) first quarter 2003

Gambro Healthcare International's clinics are located in Europe (106 clinics in ten countries), Argentina (31 clinics), Uruguay (4 clinics) and Australia (3 clinics). Good development was shown particularly in Portugal, Spain, France and Argentina.

GAMBRO RENAL PRODUCTS

	Q1			Currency
MSEK	2003	2002	*Nominal*	*adjusted*
Revenues	2,435	2,531	*-4%*	*+3%*
EBITDA	465	475	-2%	-1%
EBITDA margin	19.1%	18.7%		
EBIT	224	260	-14%	-14%
EBIT margin	9.2%	10.3%		

Gambro Renal Products first quarter 2003

Revenues showed a growth of 3% currency adjusted, -4% in nominal terms, including firm growth for synthetic dialyzers as well as for peritoneal dialysis and renal intensive care products. Dialysis machines sales were lower due to healthcare budget restrictions in some key markets. The production and shipping from Gambro's production site for monitors in Italy was negatively affected by a fire. At the end of the quarter the production was fully up and running. The sales trend was good in especially Italy, Spain and Japan. The company faced a challenging environment in Germany and the U.K. where the revenues were reduced. Internal sales showed a currency adjusted growth of 3%, -12% in nominal terms compared to the first quarter last year. The company expects the revenue growth to recover and to be in the low end of the 6-8% outlook growth range for the full year.

Operating earnings margin (EBITDA) for Gambro Renal Products improved to 19.1% compared to 18.7% first quarter last year. The margin improvement is due to a favorable product and market mix as well as currency effects. As sales are expected to improve in new markets and for equipment throughout the year, no further improvement in margin is expected. The reduction in the EBIT margin is due to the somewhat lower growth in the quarter in combination with increased level of depreciation.

Gambro Renal Products strategy is to deliver profitable growth through increased capacity for high demand products, price management and increased efficiency in its product portfolio and production organization. The following actions have been taken in line with this strategy during the first quarter 2003:

- Gambro announced in March that it has decided to substantially expand the production capacity of synthetic membrane dialyzers. The investment will add new production lines in Hechingen, Germany and increase production capacity by five million units annually. Gambro is increasing its capacity to meet the growing demand for its synthetic Polyflux dialyzers worldwide. Deliveries from the new plant will reach the market in about two years.
- The business area will focus and strengthen the development of dialysis monitors. ~~Development responsibility and resources for hemodialysis monitors will be focused to~~ existing development units in Medolla, Italy. This involves a shift from Lund, Sweden. Similarly monitor development responsibility and resources for renal intensive care will be transferred to Lund, Sweden from Medolla, Italy. The development units in Lund/Malmö, Sweden will have a continued responsibility for machines (cyclers) in the peritoneal dialysis area as well as for water treatment systems.



GAMBRO BCT

MSEK	Q1 2003	2002	*Nominal*	*Currency adjusted*
Revenues	449	480	*-7%*	*+7%*
EBITDA	111	117	*-5%*	*+11%*
EBITDA margin	24.7%	24.3%		
EBIT	64	69	*-7%*	*+8%*
EBIT margin	14.3%	14.4%		
Pathogen Reduction Technology expenses	38	30		

Gambro BCT first quarter 2003

Revenues declined by 7% in nominal values but showed a good growth exceeding 7% currency adjusted and thereby outperformed market growth in most markets. The revenue growth in the U.S. was very strong due to equipment sales and rapid conversion to Trima as well as the newly launched Trima Accel products. The implementation of Trima Automated Blood Collection technology in American Red Cross Blood Regions (ARC) throughout the United States has been more rapid than anticipated. The ARC implementation began in the fourth quarter of 2002, and will continue throughout 2003.

Revenue growth in the Europe, Africa and Middle East area was favorable in most markets. Germany, the largest market in Europe, had a strong quarter, as did Spain and the Nordic region. Revenues in the Americas (excl U.S.), Asia and the Pacific area were down versus Q1 2002, which included a very strong equipment sales in Q1 2002 in Japan that were not repeated in Q1 2003.

Earnings before depreciation and amortization (EBITDA) for Gambro BCT decreased 5% (+11%*), while the EBITDA margin reached 24.7% compared to 24.3% first quarter 2002, despite higher investments in the Pathogen Reduction Technology project. Good sales growth and improved gross margins on products sold contributed to the profitability increase. A two-day closure of the Lakewood production facility due to a severe snowstorm was mitigated by overtime production.

In France, Gambro BCT was awarded the tender to supply the Establissement Francais du Sang (EFS), France's blood service, with apheresis platelet systems, including equipment and disposable tubing sets. The French market consumes 235,000 apheresis platelets doses per year, with the EFS supplying 85%. The tender will bring up to 60 Trima systems into the EFS over the next 24 months.

The adoption of the new Trima Accel collection system has been highly successful in the U.S. and European markets. Trima Accel is a significant advancement of the Trima collection system allowing blood centers to obtain more products per donor, reduce collection time and increase donor comfort.

Pathogen Reduction Technology (PRT)

In the first quarter MSEK 38 (30) was invested in Gambro BCT's riboflavin-based Pathogen Reduction Technology project. For the full year the company expects to invest about MUSD 20. The first human study for the pathogen reduction of platelets was initiated before the end of the year 2002 and has shown favorable results in line with expectations.

INVESTMENTS

MSEK	Q1 2003	2002
Gambro Renal Products	265	331
Gambro Healthcare	147	230
Gambro BCT	58	54
Total investments excluding acquisitions [1]	470	615
Acquisitions	53	108
Total investments gross	523	723
Less: Disposals	-22	-44
Total investment activities	501	679
1) Of which is capitalized development costs	26	46

About 70% of the Group's total investments are related to capacity expansions, the rest is related to maintenance. Gambro Renal Products' investments largely refer to new production capacity for dialyzers in Germany and France, which will be ready according to plan in the first half of 2003, and solutions in Italy and the U.S., which will be up and running in 2003-2004.

Gambro Healthcare's investments largely refer to capacity expansions in existing and new clinics. Maintenance includes replacement of equipment in existing clinics and IT systems.

FINANCIAL POSITION

MSEK	Q1 2003	2002
Net debt[1], closing balance March 31	8,006	9,825
Net debt[1], average	8,000	10,300
Financial net	-57	-138
of which interest	-64	-135
Average interest rate	3.3%	5.2%

1) Loans and provisions for pension less cash and current investment, including other financial receivables.

Net debt at March 31, 2003 was reduced by MSEK 1,819 compared to end of March 2002, including a reduction by MSEK 363 in the first quarter 2003.

For the first quarter 2003 the financial net was reduced in comparison with last year. The improved financial net was mainly due to reduced U.S. dollar interest rates and a reduced net debt.

The equity/assets ratio at the end of the period was 56% (57%). Return on equity for the first quarter 2003 was 2.8% (1.6%) and return on capital employed 6.0% (5.2%). By the end of the period equity per share was 58 SEK (64). The change is mainly related to currency effects.

PERSONNEL

The number of Gambro employees increased by 393 during the first quarter. By the end of the period, the total number of employees amounted to 21,300 (20,499).

LONG-TERM INCENTIVE PROGRAM

The Board of Gambro has resolved to introduce a Long-term Incentive Program consisting of three parts; a stock option program similar to the programs introduced in 1999-2002 which are described in the Gambro Annual Report 2002, and two new types of programs based on allotment of shares pursuant to an American model (a restricted stock program and a performance share program). Stock options shall be allotted in the same way as in previous years' programs.

The restricted stock program and performance share program shall comprise in total approximately 75 employees. These employees shall receive B-shares free of charge pursuant to the following. The restricted stock program has a five-year term and should an employee no longer be employed, non-vested shares shall become invalid. Performance shares will be allotted after a three-year period, dependent upon how well each employee achieve certain performance criteria and that the employee remains employed. The number of B-shares within the stock option program is approximately 3,600,000 and within the restricted stock and performance share programs 555,000 each. The Long-term Incentive Program will not have any diluting impact for shareholders as the program has been hedged by existing shares through an equity swap. The program for year 2003 corresponds to some 1.4% of the total number of outstanding shares; including previous programs the total volume corresponds to some 3.7%. For a more detailed description of the program, see Gambro Press release of March 10, 2003.

PARENT COMPANY

Parent Company earnings before tax and appropriations amounted to MSEK 88 (119) for the first quarter 2003. The Parent Company's liquid funds at the end of the quarter amounted to MSEK 243 (90).

OTHER

The Gambro group applies recommendations by the Swedish Financial Accounting Standards Council and statements by their emerging issues task force. On January 1, 2003, seven new recommendations were introduced. The standards are disclosed in the Gambro Annual Report 2002, on page 38. The introduction of the new recommendations implies no change in accounting principles and does not affect the earnings of the current year or previous years nor shareholders' equity. However the introduction of RR22 Presentation of financial statements have implied a reclassification of some MSEK 42 from Long-term receivables to Trade receivables at year-end 2002. Comparative figures have not been restated.

Gambro has implemented full segment reporting according to RR 25, including reporting by lines of business and geographical areas.

As of April 1, 2001, Gambro made the assessment that Recommendation No. 11 of the Swedish Financial Accounting Standards Council did not allow for revenue recognition of laboratory tests until a service had been billed. From January 1, 2003 Gambro changes (back) to recognizing revenue when tests are performed. During the first quarter Gambro have recognized revenues amounting some MSEK 20 for tests performed prior to 2003 (for further information see Gambro Annual Report 2002, page 38).

The contingent liabilities and contingent assets of the Group have not significantly changed since year-end 2002 with exception of the contingent liabilities for the Ginsburg trial (see below) and equity swaps used for hedging of employee incentive programs (see Note 2 in the Annual Report 2002). Based on the stock price per end of March 2003 the contingent liabilities for the equity swaps are MSEK 353 (MSEK 205 as of December 31, 2002). As the swaps are long-term (maturing 2006-2008) and as there are no clear accounting standards or practices in Sweden the amount is disclosed as a contingent liability until further notice.

AFTER THE BALANCE SHEET DATE

At the Gambro Annual General Meeting on April 10, 2003 the proposal to authorize the Board to decide on the purchase and sale of the Company's own shares was approved. In short this includes authority for the Board to decide on acquisitions of own shares over the stock exchange or by public offer as well as on sales in relation to business acquisitions.

Gambro announced on April 23 that a jury verdict was received in a lawsuit that had been pending in a United States court in Florida for approximately six years. As outlined in the Gambro Annual Report 2002 (Note 31), the lawsuit, Ginsburg et al. vs. Gambro et al., relates to a 1995 tender offer to all public stockholders in REN Corporation US (REN) pursuant to which Gambro, Inc. acquired all of the remaining outstanding shares of REN for a total consideration of nearly MUSD 190. In 1997 a former REN stockholder sued Gambro making various allegations regarding the transaction.

The jury awarded approximately MSEK 31 in compensatory damages to the plaintiffs but declined to award any punitive damages. Based on the level of compensatory damages awarded, pre-judgment interest in the amount of approximately MUSD 2 is expected to be added. Gambro has filed a motion to reduce the amount of compensatory damages and accompanying interest on several legal grounds. When the judge renders a final judgment, certain attorneys' fees and costs are expected to be added in amounts that have not yet been established. Once the judgment is entered both parties will have a limited period of time to appeal the verdict.

Gambro has accrued for the MSEK 31 as an additional acquisition cost in the March 31, 2003 balance sheet (increase of goodwill and accruals), but, pending the final judgment no interest expense or legal fees subsequent to March 31 have been included in the income statement of ~~this report. These amounts are expected to be established before the end of the second quarter~~ and will be reported accordingly.

Stockholm, April 25, 2003

Sören Mellstig
President and CEO

This report has not been subject to examination by the Company's auditors.

FOR FURTHER INFORMATION PLEASE CONTACT:

Lars Granlöf, SVP, CFO, tel. +46-8-613 65 00, +46 70 513 65 48
Bengt Modéer, SVP, Corporate Communications, tel. +46 8 613 65 00, +46 70 513 65 33
Pia Irell, Director, Investor Relations, tel. +46 8 613 65 91, +46 70 513 65 91
Kevin Smith, President, Gambro Inc., Investor Relations U.S., tel. +1 303 231 4750

TELECONFERENCE AND WEB CAST

The company will host a conference call and web cast to present its first quarter results today at 16:00 Central European time. +44 (0)20 8781 0598 (if calling from Europe) / +1 303 224 6999 (if calling from the US). Regarding the web cast, please find all related information on Gambro's web site: www.gambro.com/investors/.

CALENDAR 2003

June 4-5	Gambro Capital Markets Day, Lund (and through Web cast)
July 25	Six-month report, January-June 2003
Oct. 24	Nine-month report, January-September 2003

Revenues by business area

MSEK	January-March 2003	January-March 2002	Change in % Nominal	Change in % Currency adj.	Full year 2002
Gambro Healthcare	3,942	4,256	*-7%*	*+12%*	16,872
Gambro Renal Products	2,435	2,531	*-4%*	*+3%*	10,212
Intra-Group[1]	-317	-358	*-11%*	*+3%*	-1,389
Total, Renal Care	*6,060*	*6,429*	*-6%*	*+8%*	*25,695*
Gambro BCT	449	480	*-7%*	*+7%*	1,879
Total	6,509	6,909	*-6%*	*+8%*	27,574

1) The aim of the Gambro Group transfer price policy is to ensure a stable framework for intra-group business. The policy is based on the arm's length standard as defined in the Transfer Pricing Guidelines for Multinational Enterprises and Tax Administrations published by the OECD. All relationships that are based on this policy are supported by written contracts between the different parties. The concept is based on a division of function and risk between the different entities within Gambro. Profit is allocated based on functions paid for, risks assumed and available industry comparables.

Revenues by market

MSEK	January-March 2003	January-March 2002	Change in % Nominal	Change in % Currency adj.	Full year 2002
Europe, Africa and Middle East	1,922	1,909	*+1%*	*+1%*	7,768
United States	4,102	4,471	*-8%*	*+12%*	17,647
Americas (excl. U.S.), Pacific and Asia	485	529	*-8%*	*+12%*	2,159
Total	6,509	6,909	*-6%*	*+8%*	27,574

Exchange rates

	Closing rate		Average rate					
	2003	2002	2003	2002				
(SEK)	Q1	Q1	Q1	Q1	Q2	Q3	Q4	FY 2002
USD-rate	8.50	10.36	8.56	10.43	9.97	9.33	9.15	9.72
EUR-rate	9.26	9.03	9.18	9.15	9.15	9.24	9.10	9.16



April 25, 2003

GAMBRO GROUP INCOME STATEMENT

MSEK	Q1 2003	Q1 2002	April 2002-March 2003	Full year 2002
Revenues	**6,509**	**6,909**	**27,174**	**27,574**
Cost of sales	-4,757	-5,176	-20,210	-20,629
Gross earnings	**1,752**	**1,733**	**6,964**	**6,945**
Operating expenses	-1,332	-1,347	-5,336	-5,351
Operating earnings (EBIT) [1]	**420**	**386**	**1,628**	**1,594**
Financial items, net	-57	-138	-450	-531
Earnings before tax (EBT)	**363**	**248**	**1,178**	**1,063**
Taxes [2]	-209	-145	-457	-393
Minority Interest	-16	-14	-60	-58
Net income [3]	**138**	**89**	**661**	**612**
1) Earnings before depreciation and amortization (EBITDA)	1,106	1,106	4,501	4,501
2) Including a nonrecurring reversal of tax provisions			250	250
Amortization, goodwill	-244	-279	-1,034	-1,069
Depreciation, other assets	-442	-441	-1,839	-1,838
	-686	-720	-2,873	-2,907
3) Earnings per share before and after dilution (SEK)	0.40	0.26	1.92	1.78

Average and total number of shares outstanding 344,653,288 (before and after dilution) of which:
Series A: 250,574,090
Series B: 94,079,198

QUARTERLY DATA PER SEGMENT

MSEK	2003 Q1	Q 1	Q 2	Q 3	Q 4	2002 Total
Revenues						
Gambro Renal Products	2,435	2,531	2,602	2,426	2,653	10,212
Gambro Healthcare	3,942	4,256	4,312	4,186	4,118	16,872
Gambro BCT	449	480	490	451	458	1,879
Intra-group	-317	-358	-351	-324	-356	-1,389
Total Revenues	**6,509**	**6,909**	**7,053**	**6,739**	**6,873**	**27,574**
Operating earnings - before depr. (EBITDA)						
Gambro Renal Products	465	475	477	442	496	1,890
Gambro Healthcare	611	613	632	654	601	2,500
Gambro BCT	111	117	99	113	74	403
Other	-81	-99	-82	-65	-46	-292
Total operating earnings - before depr. (EBITDA)	**1,106**	**1,106**	**1,126**	**1,144**	**1,125**	**4,501**
margin %	17.0%	16.0%	16.0%	17.0%	16.4%	16.3%
Depreciation and amortization						
Gambro Renal Products	-241	-215	-219	-215	-240	-889
Gambro Healthcare	-393	-453	-447	-425	-433	-1,758
Gambro BCT	-47	-48	-46	-97 [1]	-48	-239 [1]
Other	-5	-5	-4	-6	-6	-21
Total depreciation and amortization	**-686**	**-721**	**-716**	**-743**	**-727**	**-2907**
Operating earnings - after depr. (EBIT)						
Gambro Renal Products	224	260	258	227	257	1,002
Gambro Healthcare	218	160	186	228	167	741
Gambro BCT	64	69	53	17	26	165
Other	-86	-103	-87	-72	-52	-314
Total operating earnings - after depr. (EBIT)	**420**	**386**	**410**	**400**	**398**	**1,594**
margin %	6.4%	5.6%	5.8%	5.9%	5.8%	5.8%
Financial net						
Interest net	-64	-135	-149	-112	-82	-478
Other financial items	7	-3	-23	-1 [2]	-26	-53 [2]
Financial net	**-57**	**-138**	**-172**	**-113**	**-108**	**-531**
Earnings before tax (EBT)	**363**	**248**	**238**	**287**	**290**	**1,063**

1) Including a write down of the investment in Eligix of MSEK 49.
2) Including a capital gain of MSEK 45 related to the divestiture of shares in Thoratec Corp.



QUARTERLY DATA PER SEGMENT (cont.)

MSEK	2003 Q1	2002 Q 1	Q 2	Q 3	Q 4	2002 Total
Assets						
Gambro Renal Products	11,681	10,569	11,003	11,180	11,606	
Gambro Healthcare	19,061	23,715	20,990	20,900	19,702	
Gambro BCT	1,464	1,538	1,567	1,538	1,476	
Other	559	658	575	513	549	
Eliminations	-211	-239	-234	-216	-237	
Total segment assets	**32,554**	**36,241**	**33,901**	**33,915**	**33,096**	
Shares and participations	107	216	207	193	112	
Deferred and current tax assets	1,429	1,966	2,120	1,910	1,578	
Liquid assets	690	554	578	484	563	
Interest bearing receivables	979*	214	214	230	670*	
Total assets	**35,759**	**39,191**	**37,020**	**36,732**	**36,019**	
Liabilities						
Gambro Renal Products	2,144	2,106	2,052	2,010	2,292	
Gambro Healthcare	1,771	2,189	1,931	1,960	1,851	
Gambro BCT	162	180	188	199	213	
Other	448	442	667	617	452	
Total segment liabilities	**4,525**	**4,917**	**4,838**	**4,786**	**4,808**	
Shareholders' equity	19,829	22,101	19,851	20,092	19,839	
Minority interests	153	180	154	161	165	
Provisions for taxes and tax liabilities	1,788	1,639	2,011	1,804	1,844	
Interest bearing liabilities incl. Pensions	9,675	10,593	10,400	10,105	9,600	
Eliminations	-211	-239	-234	-216	-237	
Total shareholders' equity and liabilities	**35,759**	**39,191**	**37,020**	**36,732**	**36,019**	
Investments gross						
Gambro Renal Products	271	346	457	465	713	1,981
Gambro Healthcare	194	323	279	222	315	1,139
Gambro BCT	58	54	64	54	87	259
Total investments gross	**523**	**723**	**800**	**741**	**1,115**	**3,379**
Revenues by market						
Europe, Africa and Middle East	1,922	1,909	2,001	1,858	2,000	7,768
United States	4,102	4,471	4,506	4,361	4,309	17,647
Americas (excl. USA), Asia and Pacific	485	529	546	520	564	2,159
Total	**6,509**	**6,909**	**7,053**	**6,739**	**6,873**	**27,574**
Assets by market						
Europe, Africa and Middle East	11,756	10,217	11,004	11,058	11,466	
United States	18,814	23,799	20,829	20,823	19,578	
Americas (excl. USA), Asia and Pacific	1,984	2,225	2,068	2,034	2,052	
Total segment assets	**32,554**	**36,241**	**33,901**	**33,915**	**33,096**	
Investments gross by market						
Europe, Africa and Middle East	239	369	471	428	591	1,859
United States	239	289	275	248	374	1,186
Americas (excl. USA), Asia and Pacific	45	65	54	65	150	334
Total investments gross	**523**	**723**	**800**	**741**	**1,115**	**3,379**

* Incl. effects of an interest swap (transaction made in Q4/02) to lock in favorable interest rates The swap, recorded as interest bearing receivables, amounts to: 03/Q1: MSEK 705, 02/Q4: MSEK 404.



GAMBRO GROUP BALANCE SHEET

MSEK	March 31 2003	March 31 2002	December 31 2002
ASSETS			
Fixed assets			
Intangible assets [1]	14,103	17,603	14,670
Tangible assets	8,099	7,768	8,146
Shares and participations	107	216	112
Long-term receivables [2]	2,716	2,648	2,503
Total fixed assets	**25,025**	**28,235**	**25,431**
Current assets			
Inventories	2,606	2,807	2,549
Trade receivables [2]	5,925	6,302	5,891
Other current receivables	1,513	1,293	1,585
Liquid assets	690	554	563
Total current assets	**10,734**	**10,956**	**10,588**
TOTAL ASSETS	**35,759**	**39,191**	**36,019**
SHAREHOLDERS' EQUITY AND LIABILITIES			
Shareholders' equity [3]	19,829	22,101	19,839
Minority interests	153	180	165
Provisions	2,590	2,476	2,604
Long-term interest bearing liabilities	6,884	8,151	7,735
Current liabilities	6,303	6,283	5,676
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**35,759**	**39,191**	**36,019**
NET DEBT	8,006	9,825	8,369
1) Of which goodwill	13,124	16,593	13,685
2) Of which long-term receivables which, according to RR22 have been re-classified to current trade receivables per January 1, 2003		45	42

3) Total number of shares outstanding, 344,653,288 (of which Series A: 250,574,090, Series B: 94,079,198)

Shareholders' equity:		2003	2002	Dec 2002
	Opening balance	19,839	22,571	22,571
	Net income	138	89	612
	Translation difference	-148	-559	-2,965
	Dividend			-379
	Closing balance	19,829	22,101	19,839



CASH FLOW STATEMENT

MSEK	January-March 2003	January-March 2002	Full year 2002
Operating activities			
Earnings before tax	363	248	1,063
Adjustment for non-cash items			
Depreciation and write-downs	686	721	2,907
Provisions	33	20	28
Unrealized interests and exchange gains/losses	140	36	327
Capital gains/losses	0	0	-46
Non-distributed earnings in associated companies	0	2	15
Income taxes paid	-101	-128	-201
Cash flow from current operations before changes in operating capital	1,121	899	4,093
Changes in operating capital:			
Inventories	-85	-123	-67
Receivables	-385	-293	-1,007
Liabilities	-231	-338	-38
Cash flow from operating activities	420	145	2,981
Investment activities			
Investments in financial fixed assets	-18	-20	-47
Disposals of financial fixed assets	0	0	102
Investments in intangible fixed assets	-88	-219	-608
Disposals of intangible fixed assets	6	13	0
Investments in tangible fixed assets	-417	-484	-2,724
Disposals of tangible fixed assets	16	31	134
Cash flow from investment activities	-501	-679	-3,143
Financing activities			
Change in loans	213	209	274
Dividend paid	0	0	-379
Cash flow from financing activities	213	209	-105
Cash flow this period	132	-325	-267
Liquid assets, opening balance	563	899	899
Currency effect in liquid assets	-5	-20	-69
Liquid assets at closing balance	690	554	563

Reconciliation between cash flow statement and operating cash flow

	January-March 2003	January-March 2002	Full year 2002
Cash flow from operating activities	420	145	2,981
Add back: Provisions and unrealized exchange gains/losses etc	-173	-56	-363
Add back: Income taxes paid	101	128	201
Add back: Change in operating capital	701	754	1,112
Change in operating working capital	-320	-248	557
Cash flow from investment activities	-501	-679	-3,143
Add back: Acquisitions/divestitures net	53	100	195
Operating cash flow	**281**	**144**	**1,540**



April 25, 2003

FIVE-YEAR SUMMARY

MSEK	2002	2001	2000	1999	1998 [3]
Income statement					
Revenues	27,574	26,720	22,245	19,743	18,734
Earnings before interest and taxes (EBIT)	1,594	281	204	2,304	5,374
Earnings before tax (EBT)	1,063	-193	-527	1,893	4,991
Net income	612	-422	982	1,605	2,308
Balance sheet					
Total assets	36,019	40,151	36,664	33,920	33,406
Net debt	8,369	9,434	7,275	4,632	2,242
Shareholders' equity	19,839	22,571	21,897	19,655	17,850
Cash flow analysis					
Investments in fixed assets, net	-2,994	-2,465	-1,741	-1,529	-1,587
Operating cash flow [1]	1,540	-11[5]	1,103	2,048	4,213
Change in net debt	1,065	-2,159	-2,643	-2,390	5,544
Key figures					
Earnings per share, SEK [2] [3]	1.78	-1.22	2.85	4.66	6.70
Operating cash flow per share [1], SEK	4.47	-0.03[5]	3.20	5.94	12.22
Shareholders' equity per share, SEK [2] [3]	58	65	64	57	52
Dividend per share, SEK [3]	1.10	1.10	1.10	1.10	1.00 [4]
Gambro share, total return, %	-24.9	-0.5	-10.7	-11.0	-29.3
Return on shareholders' equity, % [2]	2.9	-1.9	4.7	8.6	10.7
Return on total capital, %	4.6	1.6	0.9	7.4	14.6
Return on capital employed, %	5.5	2.0	1.2	10.8	19.7
Interest coverage ratio	2.6	0.8	0.4	4.1	5.5
Solidity (equity/assets ratio), %	56	57	60	59	54
Statistical data					
Average number of employees	20,804	19,534	17,999	17,354	17,332
Wages, salaries and remuneration, incl. social security contribution	9,406	9,122	7,191	6,265	5,783

1) Cash flow before acquisitions and taxes
2) After full tax
3) All figures per share are proforma after split (June 1998)
4) In addition, value transferred in the sale of ABB shares
5) Exclusive capital gain on sale of Thoratec shares.

GAMBRO MEDICAL OUTCOMES

(Latest data available)

Kt/V		2002 Q4	2002 Q3	2002 Q2	2002 Q1	2001 Q4	2001 Q3	2001 Q2	2001 Q1
Europe	Kt/V average	1.47	1.48	1.48	1.46	1.46	1.44	1.43	1.43
	Kt/V >1.2 (%)	88	88	89	87	87	84	83	82
U.S.	Kt/V average	1.50	1.49	1.49	1.52	1.53	1.54	1.51	1.51
	Kt/V >1.2 (%)	89	89	88	90	91	91	89	89

Kt/V is one method of assessing the dose of dialysis delivered. Most national standards recommend a minimum acceptable target for Kt/V of 1.2 in a thrice-weekly dialysis schedule. In Europe the Kt/V average is gradually improving, while in the U.S. the average has declined somewhat from a higher level. The reduced average in the U.S. is in line with the strategy to reduce the variance in the treatment, to ensure that the patient receives the same dose or same Kt/V each and every treatment.

Hemoglobin >11g/dl, %	2002 Q4	2002 Q3	2002 Q2	2002 Q1	2001 Q4	2001 Q3	2001 Q2	2001 Q1
Europe	72	72	71	69	70	69	69	70
U.S.	80	79	78	77	77	73	74	74

Hemoglobin is the iron-containing protein in red blood cells that transports oxygen in the body. Hemoglobin is used as a marker of anemia management. The current target for hemoglobin in dialysis patients according to DOQI guidelines is 11-12 g/dl. In Europe and the U.S. the percentage of the patients with adequate hemoglobin level has increased. An anemia management program was started during 2002 in the U.S. and has been a major value add to patient treatment and improved the Hemoglobin level. Gambro Healthcare's anemia management efforts are focused on improving patient's hemoglobin levels especially those that are below 11 g/dl.

Albumin >3.5 g/dl, %	2002 Q4	2002 Q3	2002 Q2	2002 Q1	2001 Q4	2001 Q3	2001 Q2	2001 Q1
Europe	90	88	87	86	87	87	86	83
U.S.	75	77	78	79	83	78	78	70

Albumin is the major plasma protein responsible for much of the plasma colloid osmotic pressure, as it cannot pass the wall of blood vessels. In dialysis patients, serum albumin is used as a marker of nutrition but also of inflammation. A serum albumin concentration of >3.5 g/dl is generally defined as adequate, although the target value depends on the analysis method used. In Europe the percentage of the patients with an adequate albumin concentration has increased slightly, while the share has declined somewhat in the U.S.

(2)

GAMBRO®

PRESS RELEASE
April 23, 2003

Verdict received in US dispute involving Gambro

Stockholm, Sweden, April 23, 2003 – Gambro AB (Stockholmsbörsen: GAMBaST, GAMBbST), a leading international medical technology and healthcare company, today announced that a jury verdict was received in a lawsuit that had been pending in a United States court in Florida for approximately six years. As outlined in the Gambro Annual Report 2002 (Note 31), the lawsuit, Ginsburg et al. vs. Gambro et al., relates to a 1995 tender offer to all public stockholders in REN Corporation US (REN) pursuant to which Gambro, Inc. acquired all of the remaining outstanding shares of REN for a total consideration of nearly MUSD 190. In 1997 a former REN stockholder sued Gambro making various allegations regarding the transaction.

Trial began March 17, 2003 and the verdict was received on April 16, 2003. The jury awarded approximately MUSD 3.7 in compensatory damages to the plaintiffs even though the plaintiffs had, during the trial, requested significantly higher compensatory damages, and would have requested punitive damages of several times the compensatory damages. The jury declined to award any punitive damages. Based on the level of compensatory damages awarded, pre-judgment interest in the amount of approximately MUSD 2 is expected to be added. Gambro has filed a motion to reduce the amount of compensatory damages and accompanying interest on several legal grounds. When a final judgment is rendered, by the judge, certain attorneys fees and costs are expected to be added in amounts that have not yet been established. Once the judgment is entered both parties will have a limited period of time to appeal the verdict.

Gambro will accrue for the MUSD 3.7 as an additional acquisition cost in the March 31, 2003 balance sheet (increase of goodwill and accruals), but, pending the final judgment no interest expense or legal fees subsequent to March 31 will be included in the first quarter income statement. These amounts are expected to be established before the end of the second quarter and will be reported accordingly.

For further information please contact:
Bengt Modéer, Senior Vice President, Corporate Communications, tel. +46-8-613 65 33, +46-70-513 65 33
Pia Irell, Investor Relations Director, Corporate Finance, tel. +46-8-613 65 91, +46-70-513 65 91
Kevin Smith, President Gambro Inc., Investor Relations US, tel. +1-303 231 4750

Gambro is a global medical technology and healthcare company with leading positions in renal care - services and products - and blood component technology. Gambro Healthcare is one of the leading providers of kidney dialysis services in the world with more than 53,500 patients in 693 clinics worldwide. Gambro Renal Products comprises dialyzers, dialysis machines, blood lines and dialysis concentrates. Gambro BCT is the market leader in separation and handling of blood components. The group, with 2002 revenues of approximately SEK 27.6 billion (USD 2.7 billion), has 20,900 employees in some 40 countries.

Gambro AB
A public company (publ)
Reg no. 556041-8005
Jakobsgatan 6, PO Box 7373
SE-103 91 Stockholm
Sweden
Tel +46 8-613 65 00
Fax +46 8-611 28 30
info@gambro.com
www.gambro.com





PRESS RELEASE

April 11, 2003

03 MAY 20 AM 7:21

Report from Gambro's Annual General Meeting, April 10, 2003

Stockholm, Sweden, April 11, 2003 – Gambro AB (Stockholmsbörsen: GAMBaST, GAMBbST), a leading international medical technology and healthcare company, reports the following decisions taken at the Annual General Meeting.

Board of Directors

Claes Dahlbäck, Sandra Austin Crayton, Wilbur H Gantz, Peter H Grassmann, Juha P Kokko, Sören Mellstig and Håkan Mogren were reelected members of the Board. Lena Torell was elected new member of the Board. At the statutory Board meeting following the Annual General Meeting, Claes Dahlbäck was elected Chairman and Håkan Mogren was elected Vice Chairman.

In accordance with the company's policy, Gösta Gahrton was not available for reelection, as he has reached retirement age. Björn Svedberg had declined to be reelected.

Dividend

The Meeting approved a dividend for 2002 of SEK 1.10 per share, with a record date of April 15, 2003. With this record date, dividends are expected to be paid from VPC (The Swedish Central Securities Depository and Clearing Organisation) on April 22, 2003.

Purchase and sale of the Company's own shares

The proposal to authorize the Board to decide on the purchase and sale of the Company's own shares was approved. In short this includes authority for the Board to decide on acquisitions of own shares over the stock exchange or by public offer as well as on sales in relation to business acquisitions.

For further information please contact:
Bengt Modéer, Senior Vice President, Corporate Communications, tel. +46-8-613 65 33, +46-70-513 65 33
Pia Irell, Investor Relations Director, Corporate Finance, tel. +46-8-613 65 91, +46-70-513 65 91
Kevin Smith, President Gambro Inc., Investor Relations US, tel. +1-303 231 4750

Gambro is a global medical technology and healthcare company with leading positions in renal care - services and products - and blood component technology. Gambro Healthcare is one of the leading providers of kidney dialysis services in the world with more than 53,500 patients in 693 clinics worldwide. Gambro Renal Products comprises dialyzers, dialysis machines, blood lines and dialysis concentrates. Gambro BCT is the market leader in separation and handling of blood components. The group, with 2002 revenues of approximately SEK 27.6 billion (USD 2.7 billion), has 20,900 employees in some 40 countries.

Gambro AB
A public company (publ)
Reg no. 556041-8005
Jakobsgatan 6, PO Box 7373
SE-103 91 Stockholm
Sweden
Tel +46 8-613 65 00
Fax +46 8-611 28 30
info@gambro.com
www.gambro.com





PRESS RELEASE
March 24, 2003

03 MAY 20 AM 7:21

Gambro continues capacity expansion for dialyzers

Stockholm, Sweden, March 24, 2003 – Gambro AB (Stockholmsbörsen: GAMBaST, GAMBbST), a leading international medical technology and healthcare company, today announced that it has decided to substantially expand its production capacity of synthetic membrane dialyzers. The investment will add new production lines in Hechingen, Germany. The new plant will enable Gambro to increase its production capacity by five million units annually. The site in Hechingen manufactures dialyzers to both external customers and to Gambro Healthcare clinics in the U.S. and worldwide. Gambro is increasing its capacity to meet the growing demand for its synthetic Polyflux dialyzers worldwide. Deliveries from the new plant will reach the market in about two years.

"This is a milestone for Gambro. The increased production capacity supports Gambro's strategy to further develop its globally strong position in hemodialysis, where synthetic membrane dialyzers play an important part," says Alain Granger, President of Gambro Renal Products. "It will strengthen our ability to produce large volumes of high performance dialyzers in a flexible way and at lower costs."

Gambro Renal Products

The business area Gambro Renal Products has revenues of about USD 1,050 million and includes products and services for hemodialysis, peritoneal dialysis and acute dialysis that are sold under strong brands. Products include filters, dialysis solutions, monitors, bloodlines, and water treatment equipment. Sales include activities in 90 countries, with own sales operations in 26 countries. Manufacturing takes place in 11 countries with product development centers in Germany, Italy, and Sweden. The total number of employees is about 6,900. Gambro Renal Products ranks second in the world in hemodialysis products, fourth in peritoneal dialysis products and is the world leader in renal intensive care products.

Gambro is a global medical technology and healthcare company with leading positions in renal care - services and products - and blood component technology. Gambro Healthcare is one of the leading providers of kidney dialysis services in the world with more than 53,500 patients in 693 clinics worldwide. Gambro Renal Products comprises dialyzers, dialysis machines, blood lines and dialysis concentrates. Gambro BCT is the market leader in separation and handling of blood components. The group, with 2002 revenues of approximately SEK 27.6 billion (USD 2.7 billion), has 20,900 employees in some 40 countries.

Gambro AB
A public company (publ)
Reg no. 556041-8005
Jakobsgatan 6, PO Box 7373
SE-103 91 Stockholm
Sweden
Tel +46 8-613 65 00
Fax +46 8-611 28 30
info@gambro.com
www.gambro.com



PRESS RELEASE
March 24, 2003

The Polyflux dialyzer

Gambro's synthetic membrane dialyzer, Polyflux, is an advanced filter for hemodialysis and convective treatments where the selection of membrane structure and polymer materials is of prime importance. The structural arrangement of the membrane with its three-layer design and micro domain surface resembles that of nature's own biological membrane. This means that the immune system and coagulation cascade to a very limited degree are unaffected by blood/ membrane contact.

Gambro has been a pioneer in synthetic dialyzers and has established a process to provide varying functional filter requirements from one basic polymer blend on the same process equipment. In combination with other platform technologies this will enable production of large volumes of filters with high and flexible performance, excellent biocompatibility and lower cost.

For further information please contact:
Bengt Modéer, Senior Vice President, Corporate Communications, tel. +46-8-613 65 33, +46-70-513 65 33
Pia Irell, Investor Relations Director, Corporate Finance, tel. +46-8-613 65 91, +46-70-513 65 91
Kevin Smith, President Gambro Inc., Investor Relations US, tel. +1-303 231 4750

Gambro is a global medical technology and healthcare company with leading positions in renal care - services and products - and blood component technology. Gambro Healthcare is one of the leading providers of kidney dialysis services in the world with more than 53,500 patients in 693 clinics worldwide. Gambro Renal Products comprises dialyzers, dialysis machines, blood lines and dialysis concentrates. Gambro BCT is the market leader in separation and handling of blood components. The group, with 2002 revenues of approximately SEK 27.6 billion (USD 2.7 billion), has 20,900 employees in some 40 countries.

Gambro AB
A public company (publ)
Reg no. 556041-8005
Jakobsgatan 6, PO Box 7373
SE-103 91 Stockholm
Sweden
Tel +46 8-613 65 00
Fax +46 8-611 28 30
info@gambro.com
www.gambro.com





03 MAY 20 AM 7:21

PRESS RELEASE
March 13, 2003

Lena Torell proposed for the Gambro Board

Stockholm, Sweden, March 13, 2003 – Gambro AB (Stockholmsbörsen: GAMBaST, GAMBbST), a leading international medical technology and healthcare company, today announced that shareholders representing more than 40 percent of the votes in the Company have indicated that they will propose that Professor Lena Torell, President of the Royal Swedish Academy of Engineering Sciences (IVA) be elected a new member of the Gambro Board of Directors at the Annual General Meeting on April 10, 2003.

Since 2001 Lena Torell is President of IVA, an academy with the mission to promote engineering and economic sciences and the development of industry in Sweden. Previously she has been Research Director of the Joint Research Centre within the European Commission covering areas like environment, chemistry, food and nuclear physics.

Lena Torell is Professor in Physics and has worked at Uppsala University and Chalmers Institute of Technology, Gothenburg. Her research has covered areas within solid state physics. She is member of the Board of Directors of Ericsson and a number of research institutes and foundations.

For further information please contact:
Claes Dahlbäck, Chairman, tel. +46-8-614 20 00
Bengt Modéer, Senior Vice President, Corporate Communications, tel. +46-8-613 65 33, +46-70-513 65 33
Pia Irell, Investor Relations Director, Corporate Finance, tel. +46-8-613 65 91, +46-70-513 65 91

Gambro is a global medical technology and healthcare company with leading positions in renal care - services and products - and blood component technology. Gambro Healthcare is one of the leading providers of kidney dialysis services in the world with more than 53,500 patients in 693 clinics worldwide. Gambro Renal Products comprises dialyzers, dialysis machines, blood lines and dialysis concentrates. Gambro BCT is the market leader in separation and handling of blood components. The group, with 2002 revenues of approximately SEK 27.6 billion (USD 2.7 billion), has 20,900 employees in some 40 countries.

Gambro AB
A public company (publ)
Reg no. 556041-8005
Jakobsgatan 6, PO Box 7373
SE-103 91 Stockholm
Sweden
Tel +46 8-613 65 00
Fax +46 8-611 28 30
info@gambro.com
www.gambro.com

Annual General Meeting

Gambro AB's Annual General Meeting of the shareholders will be held on Thursday, April 10, 2003 at 6:00 PM in Aula Magna, Frescativägen 6, Stockholm.

Notification

To be entitled to participate in the Meeting, shareholders:

- **must** be listed in the share register maintained by the Swedish Central Securities Depository and Clearing Organization (VPC) on Monday, March 31, 2003, *and*
- **must** notify the Company, not later than 12.00 noon on Friday, April 4, 2003 of their intention to participate in the Meeting, by mail to Gambro AB, Box 7373, SE-103 91 Stockholm, or by telephone: +46 8 613 65 15, or by fax: +46 8 613 65 78.

In their notice, shareholders who wish to be accompanied by assistants must indicate the number of assistants, not to exceed two.

In order to participate in the Meeting, shareholders whose shares are registered in the name of bank trust departments or other trustees must instruct their trustees to ensure that the shares are temporarily reregistered by VPC in the shareholders' own names well in advance of March 31.

Matters to be addressed by at Meeting

1. Opening of the Annual General Meeting
2. Election of a Chairman for the Meeting
3. Preparation and adoption of the Voting Register
4. Approval of the Agenda
5. Determination of whether the Meeting has been properly convened
6. Election of two Minutes Checkers
7. Presentation of the annual report and the auditors' report, the consolidated financial report and the auditors' report on the consolidated financial report, and the report made by the President and CEO Sören Mellstig
8. The adoption of the income statement and balance sheet and the consolidated income statement and consolidated balance sheet
9. The disposition to be made of the Company's profits or losses as shown in the balance sheet adopted by the Meeting and the adoption of a record date for the dividend
10. The discharge of the members of the Board of Directors and of the President from personal liability for the fiscal year
11. Determination of the number of Board members and Deputy members
12. Determination of the fees to be paid to Board members
13. Determination of the fees to be paid to auditors
14. Election of the Board members and Deputy members
15. Election of Auditors and Deputy Auditors
16. Nomination Committee
17. Acquisition and transfer of own shares
18. Information about the overall scope and principles for the Gambro Group's long-term Stock Incentive Plan.
19. Conclusion of Meeting

Dividend

The Board of Directors is proposing that a dividend of SEK 1.10 per share will be paid for the fiscal year 2002 and that Tuesday, April 15, 2003, be set as the record date. Based on this record date, it is expected that the dividend will be paid through VPC on Tuesday, April 22, 2003.

Proposals

Shareholders representing more than 40 percent of the votes in the Company have indicated that they will make the following proposals in regard to items 11-15 at the Annual General Meeting:

11. Eight members and no deputies

12. Proposed fee to the Board in a fixed amount of SEK 3,425,000 for distribution among those members elected by the Annual General Meeting who are not employees of the Company.

13. Proposed fee to auditors to be paid as per invoice during the period extending to the next Annual General Meeting.

14. Proposed candidates for reelection as members of the Board of Directors: Claes Dahlbäck, Sandra Austin Crayton, Wilbur H Gantz, Peter H Grassmann, Juha P Kokko, Sören Mellstig, Håkan Mogren. Lena Torell to be newly elected. Gösta Gahrton will, in accordance with the company's policy, not be available for reelection, as he has reached retiral age. Björn Svedberg has declined to be re-elected.

15. Proposed candidates for reelection as auditors – until the end of the Annual General Meeting for the fourth fiscal year after the auditors' election – are the authorized auditors Peter Bladh and Peter Clemedtson as auditors and the authorized auditors Kerstin Moberg and Stephan Tolstoy as deputy auditors.

Nomination Committee

Sveriges Aktiesparares Riksförbund has announced a proposal regarding the appointment of a Nomination Committee established by the Annual General Meeting and consisting of, from the company, free-standing members who will represent the owners at the Annual General Meeting. It is proposed that one member representing the minor shareholders be part of the committee.

A number of the major shareholders, together representing more than 40 % of the votes in the Company, have announced that they intend to reject this proposal. They will instead propose that the Annual General Meeting resolve that the nomination process be arranged in such a way that the four major shareholders elect one representative each during the fourth quarter, and that they, under the management of the Chairman, will formulate a proposal for the Board to submit to the Annual General Meeting for decision. The proposal includes that the names of the four representatives be announced as soon as they have been elected.

Company's Own Shares

For the purpose of adjusting the Company's capital structure to conform to capital needs and in order to be able to offer shares in connection with acquisitions, the Board of Directors proposes that the shareholders' meeting grant authority for the Board to decide on purchase and sale of the Company's own shares, including authority for the Board to decide on purchase at the Stockholm Stock Exchange, or through an offer to purchase to all shareholders, and to decide on disposition by derogation from the shareholders' preemptive rights through sale at the Stockholm Stock Exchange or through transfer to a third party in connection with acquisitions for consideration in a form other than money. For approval, this has to be supported by at least 2/3 of the cast votes as well as the shares represented at the shareholders' meeting.

Documentation

The annual report and auditors' report, plus the Board's full proposal for the Board to be authorized to make decisions regarding the acquisition and transfer of the Company's own shares, will be available at the Company as of March 27, 2003. Copies of the documents will be sent to shareholders upon request together with information of address.





PRESS RELEASE
March 10, 2003

The Board of Directors of Gambro resolves on a Stock Incentive Program for the Group

Background

The Board of Directors of Gambro AB ("Gambro") has resolved to introduce a Stock Incentive Program consisting of three parts; a stock option program, similar to the programs introduced in 1999-2002 which are described in the annual report of Gambro, and two new types of programs based on allotment of shares pursuant to an American model (a so-called restricted stock program and a so-called performance share program).

The Board of Directors has, with assistance from the Compensation Committee and external experts, prepared the matter. On the basis hereof, it is the opinion of the Board that the fundamental principles should be that the remuneration to the key employees of the group shall be individual and in correlation with the market conditions and facilitate for the group to recruit and keep the best employees in a competitive environment.

The Stock Option Program

The stock option program shall comprise the senior executives. Stock options shall be allotted free of charge and give the holder a right to acquire B-shares in Gambro. The purchase price for the shares has been fixed to SEK 39.30, corresponding to 110% of the average market value of the B-shares during the period 3 March – 7 March 2003. The date of allotment is 10 March 2003. The stock options shall have a term of five years where the vesting period is divided as follows; one third of the stock options are vested one year after allotment, one third after two years and the last third after three years. The number of employees to be comprised by the stock option program is estimated to approximately 430 and the number of B-shares within the program is estimated to approximately 3,600,000 (of which approximately 1,800,000 underlying shares shall be allotted to senior executives in band 1-3 as set out below, in total approximately 75 of which approximately 50 live in the US, which also will be entitled to participate in the restricted stock and performance share program). Allotment of stock options shall be made in the same way as previous years' programs. The senior executives are divided into five different categories ("band") depending of their position. Band 1 comprises the CEO who shall be allotted 111,875 stock options. Employees in band 2 to 5 shall be allotted between 5,000 and 80,000 stock options each. The immediate superior to each employee determines the exact allotment within the band.

The market value of a stock option can theoretically be calculated to a value of approximately SEK 8.40, based on an average share price of SEK 35.70 for each Gambro B-share. The valuation has been established with the Black & Scholes valuation model, the volatility has been estimated to 35%. The total theoretical cost is thus estimated to approximately SEK 30.2 million. The company has made the above calculation.



The Restricted Stock Program

The restricted stock program shall comprise in total approximately 75 employees in band 1-3 above, of which approximately 50 live in the US. These employees shall receive B-shares free of charge pursuant to the following. The term of the program is five years where 40% of the shares are vested three years after allotment, 30%after four years and the remaining 40% after five years. Should a concerned employee no longer be employed in the group, non-vested shares shall become invalid. The number B-shares in the program amounts to 555,000.

The value of receiving a share in the restricted stock program constitutes the value of the share at the time of allotment. Based on the average price of the B-share at the time of allotment in the restricted stock-program, SEK 35.70, and that all the shares are vested, the cost for the company amounts to SEK 19.8 million. A hedge secures this cost, see below.

The Performance Share Program

The performance share program shall comprise in total approximately 75 employees in band 1-3 above, of which approximately 50 live in the US. These employees shall receive B-shares free of charge pursuant to the following. Allotment will take place after a three-year period. The size of the allotment is dependent upon how well each employee achieve individual financial goals during the three-year period, and that the employee remains employed. The employees concerned will receive between 0 and 150% of the planned allotment, depending on how well their individual financial goals have been achieved after the end of the three-year period. The number of B-shares in the program is estimated to a maximum of 555,000.

The value of receiving a share in the performance share program constitutes the value of the share at the time of allotment. Based on the average price of the B-share at the time of allotment in the performance share program, SEK 35.70, that the final allotment corresponds to the planned allotment, i.e. 100%, and that all shares are vested, the cost for the company amounts to SEK 19.8 million. A hedge secures this cost, see below.

Previous Stock Option Programs

The company has during the years 1999-2002 carried out stock option programs for senior executives. Outstanding stock options entitle to acquisition of approximately 8,200,000 B-shares. A description of the cost of these programs will be given in the annual report 2002.

Number of Shares Comprised by the Programs

In order to carry out the Stock Incentive Program in all three parts pursuant to the above, a maximum of approximately 4,700,000 B-shares are required, corresponding to approximately 1.4% of the total number of outstanding shares and 0.2% of the total number of votes in the company. Including previous incentive programs, the number of shares in such programs amounts to approximately 3.7% of the total numbers of shares and 0.5% of the total number of votes in the company.



PRESS RELEASE
March 10, 2003

Hedge

In order for Gambro to fulfil its obligations under the Stock Incentive Program in a cost efficient and flexible manner, the company's exposure in the event of a rise in the share price (including social security contributions) is secured by a hedge in the form of a so-called equity swap. The hedge comprises in total 5,200,000 B-shares, of which 4,000,000 shares are attributable to the stock option program and 600,000 shares each are attributable to restricted stock- and performance share program respectively.

In brief, an equity swap means that the company enters into an agreement with a bank according to which the bank, at a certain future point of time against receipt of the value of the underlying shares when the swap was entered into plus interest, delivers shares or a cash amount corresponding to the value of the shares at such future point of time.

Through the hedge in the form of an equity swap, the Stock Incentive Program should not lead to any dilutive effects on the company or on its shareholders. The costs, beside capital payments as set out in the previous paragraph, are estimated to be limited to a cost of interest calculated on the underlying value of the shares when the swap is agreed (reduced with an amount corresponding the dividend on the underlying shares). Based on the price of the company's shares at the time of allotment, SEK 35.70, and with an assumed interest of 4,37%, the current financial cost payments of the hedge are estimated to SEK 10 million.

Information

At the annual general meeting to be held on 23 April 2003, information on Gambro's Stock Incentive Program will be delivered under a certain item on the agenda. In connection herewith, the shareholders will be able to ask questions.

For further information please contact:

Lars Fahlén, Senior Vice President, Corporate Human Resources, tel. +46-8-613 65 64, +46-70-513 65 64
Bengt Modéer, Senior Vice President, Corporate Communications, tel. +46-8-613 65 33, +46-70-513 65 33
Pia Irell, Investor Relations Director, Corporate Finance, tel. +46-8-613 65 91, +46-70-513 65 91
Kevin Smith, President Gambro Inc., Investor Relations US, tel. +1-303 231 4750

Gambro is a global medical technology and healthcare company with leading positions in renal care - services and products - and blood component technology. Gambro Healthcare is one of the leading providers of kidney dialysis services in the world with more than 53,500 patients in 693 clinics worldwide. Gambro Renal Products comprises dialyzers, dialysis machines, blood lines and dialysis concentrates. Gambro BCT is the market leader in separation and handling of blood components. The group, with 2002 revenues of approximately SEK 27.6 billion (USD 2.7 billion), has 20,900 employees in some 40 countries.

Gambro AB
A public company (publ)
Reg no. 556041-8005
Jakobsgatan 6, PO Box 7373
SE-103 91 Stockholm
Sweden
Tel +46 8-613 65 00
Fax +46 8-611 28 30
info@gambro.com
www.gambro.com



PRESS RELEASE
March 4, 2003

Gambro to focus development of dialysis monitors

Stockholm, Sweden, March 4, 2003 – Gambro AB (Stockholmsbörsen: GAMBaST, GAMBbST), a leading international medical technology and healthcare company, today announced to focus and strengthen development of monitors within the Renal Products business. Development responsibility and resources for hemodialysis monitors will be focused to existing development units in Medolla, Italy. This involves a shift from Lund, Sweden. Similarily monitor development responsibility and resources for renal intensive care will be transferred to Lund, Sweden from Medolla, Italy. The development units in Lund/Malmö, Sweden will have a continued responsibility for machines (cyclers) in the peritoneal dialysis area as well as for water treatment systems.

These actions will enable Gambro Renal Products to more efficiently develop and launch new products, focusing capabilities and resources, leveraging on joint technology platforms etc and thus will further strengthen its competitiveness and leading position on the world market.

The announced actions are part of an ongoing effort to strengthen the overall competitiveness of Gambro Renal Products. During recent years this has included major investments and efforts in product development and expansion of production capacity building on larger, more cost-effective units. Thus Gambro Renal Products has made ambitious investments in new, large scale production units for dialyzers and dry concentrates (BiCart) as well as in a completely new logistics system in Europe including a number of large logistics centers.

"This is another important step in our continued efforts to further develop our globally strong position in products and systems in the renal care area" says Alain Granger, President of Gambro Renal Products.

The announced changes in the hemodialysis monitor area will take place during 2003-2005. It will involve an estimated redundancy of about 25-30 white-collar employees in Lund during 2003. No changes are contemplated concerning blue-collar employees. Discussions with the trade unions in Lund have been initiated. The transfer of the responsibility and resources within the renal intensive care area to Lund, Sweden will be completed by year-end next year.

For further information please contact:
Alain Granger, President, Gambro Renal Products, tel. +33-4 37 28 10 00
Bengt Modéer, Senior Vice President, Corporate Communications, tel. +46-8-613 65 33, +46-70-513 65 33
Pia Irell, Investor Relations Director, Corporate Finance, tel. +46-8-613 65 91, +46-70-513 65 91

Gambro is a global medical technology and healthcare company with leading positions in renal care - services and products - and blood component technology. Gambro Healthcare is one of the leading providers of kidney dialysis services in the world with more than 53,500 patients in 693 clinics worldwide. Gambro Renal Products comprises dialyzers, dialysis machines, blood lines and dialysis concentrates. Gambro BCT is the market leader in separation and handling of blood components. The group, with 2002 revenues of approximately SEK 27.6 billion (USD 2.7 billion), has 20,900 employees in some 40 countries.

Gambro AB
A public company (publ)
Reg no. 556041-8005
Jakobsgatan 6, PO Box 7373
SE-103 91 Stockholm
Sweden
Tel +46 8-613 65 00
Fax +46 8-611 28 30
info@gambro.com
www.gambro.com



PRESS RELEASE
February 20, 2003

Theresa Ayers appointed President and CEO of Navigant Biotechnologies, Inc., Gambro's subsidiary for Pathogen Reduction Technology

Stockholm, Sweden, February 20, 2003 – Gambro AB (Stockholmsbörsen: GAMBaST, GAMBbST), a leading international medical technology and healthcare company, today announced that it has hired Teresa Ayers, to head Navigant Biotechnologies, Inc. This is the new name for Gambro Pathogen Reduction Technology, Inc., a company established last year by Gambro BCT to commercialize its break-through pathogen reduction technology.

Both announcements reflect Navigant Biotechnologies' commitment to lead the global market in the reduction of pathogens in blood. The company's patented technology uses light and riboflavin to alter the nucleic acids of pathogens in donated blood products, rendering them inactive.

As president and CEO of Navigant Biotechnologies, Ayers will be responsible for leading the company through the funding, development, regulation, and commercialization of its pathogen reduction technology. Ayers has more than 20 years experience managing and directing firms in the biotechnology sector and has raised more than USD 200 million in public and private placements.

"We are delighted that Teresa Ayers has joined our organization," said David Perez, Gambro BCT president. "The depth and breadth of her knowledge and experience in working with development stage companies and bringing new products to market as well as her successful track record in capital markets are critical to Navigant Biotechnologies' future."

Most recently, Ayers served as CEO and director of Genomica Corporation, a publicly held developer and marketer of drug discovery software tools based in Boulder, Colorado. Immediately prior, Ayers held a similar position with BioStar, a privately held developer, manufacturer and marketer of point-of-care diagnostic testing technologies, also in Boulder, Colorado. Ayers received a B.B.A. from the University of Georgia, where she graduated magna cum laude. She is a Certified Public Accountant and has held positions with Arthur Andersen, CytRx Corporation and Plasti-Line, Inc. Ayers is currently a member of the board of directors of Fischer Imaging Corporation, a publicly traded women's healthcare company.

"This is an exciting and challenging time for us. I look forward to working with the management and staff of Navigant Biotechnologies and with Gambro BCT, as we chart our course for the future," Ayers said. "We intend to establish our technology as the standard in pathogen reduction."



PRESS RELEASE
February 20, 2003

New name reflects company's philosophy / technology

According to Perez, the name 'Navigant,' a variation of the Latin 'navigo,' which translates to 'I sail,' was chosen after a lengthy review and research process, "because it best represents the philosophy of the company: a company that innovates and charts its course." A new corporate identity package has been developed and currently is being rolled out.

Navigant Biotechnologies' innovative technology is the first that can inactivate pathogens in all three major blood components: platelets, red blood cells and plasma.

The pathogen reduction technology offers several key benefits including:

- Natural process - considered essential for human health, riboflavin is non-toxic, non-mutagenic and ingested in normal diets;
- Simplicity - no removal of residual compounds is required; and
- Cost effectiveness - because it is an inherently simple process.

Navigant Biotechnologies' research scientists also believe the technology could have significant implications in adjacent fields such as cell therapies and the plasma fractionalization industry.

Facts on Navigant Biotechnologies

Navigant Biotechnologies, Inc., formerly Gambro Pathogen Reduction Technology, Inc., is a subsidiary of Gambro. With a commitment to lead the global market in the reduction of pathogens in blood, Navigant's patented technology uses light and riboflavin to alter the nucleic acids of pathogens, rendering them inactive.

For further information on Navigant Biotechnologies, please contact:
Jon Weston, Director, Global Marketing, Navigant Biotechnologies, tel. +1 303 232 6800
Bengt Modéer, Senior Vice President, Corporate Communications, tel. +46-8-613 65 33, +46-70-513 65 33
Bob Wolper, The Wolper Group, tel. +1 303 707 1021
Pia Irell, Investor Relations Director, Corporate Finance, tel. +46-8-613 65 91, +46-70-513 65 91

Link to photograph of Teresa Ayers:
www.gambro.com/Teresa_Ayers/

Gambro is a global medical technology and healthcare company with leading positions in renal care - services and products - and blood component technology. Gambro Healthcare is one of the leading providers of kidney dialysis services in the world with more than 53,500 patients in 693 clinics worldwide. Gambro Renal Products comprises dialyzers, dialysis machines, blood lines and dialysis concentrates. Gambro BCT is the market leader in separation and handling of blood components. The group, with 2002 revenues of approximately SEK 27.6 billion (USD 2.7 billion), has 20,900 employees in some 40 countries.

Gambro AB
A public company (publ)
Reg no. 556041-8005
Jakobsgatan 6, PO Box 7373
SE-103 91 Stockholm
Sweden
Tel +46 8-613 65 00
Fax +46 8-611 28 30
info@gambro.com
www.gambro.com



REPORT
February 13, 2003

Fourth quarter and year end report 2002

Full year 2002 highlights:

- Group revenues increased 9% currency adjusted, good organic growth in all business areas
- Operating earnings, EBITDA, up 11% currency adjusted
- Strong operating cash flow at MSEK 1,540 (-11)
- Earnings per share increased to SEK 1.05 (0.39); SEK 1.78 incl. reversal of tax provisions
- Dividend proposal SEK 1.10 (1.10)

MSEK	Q4			Currency	Jan-Dec			Currency
(excl. nonrecurring items)	2002	2001	*Nominal*	*adjusted*	2002	2001	*Nominal*	*adjusted*
Revenues	6,873	7,176	-4%	+8%	27,574	26,720	+3%	+9%
EBITDA[1]	1,125	1,076	+5%	+19%	4,501	4,268	+5%	+11%
EBITDA margin	16.4%	15.0%			16.3%	16.0%		
EBT[2]	290	94	+209%		1,063	704	+51%	
EBT margin	4.2%	1.3%			3.9%	2.6%		
Operating cash flow	608	670			1,540	-11		
Earnings per share, SEK	0.39	-0.06			1.05	0.39		
Earnings per share, SEK (incl. nonrecurring)	1.12	-0.03			1.78	-1.22		
Cash earnings[3] per share, SEK	2.50	2.15			9.48	8.50		

1) Earnings before depreciation and amortization
2) Earnings before taxes
3) Net income plus depreciation and amortization

Fourth quarter highlights:

- Firm revenue growth in all business areas, +8% currency adjusted. Gambro Renal Products achieved 11% growth in a competitive environment. Gambro Healthcare U.S. revenue per treatment at USD 253, USD 11 higher than Q4 2001, slightly lower than strong third quarter 2002. Gambro BCT showed solid 9% currency adjusted growth.
- EBITDA margin for the group at 16.4%, well above fourth quarter last year.
- Operating cash flow improved from third quarter through strong underlying performance and well managed accounts receivable in Gambro Healthcare.
- Net debt at MSEK 8,369, reduced by MSEK 1,022 from third quarter.

"The outcome of our activities during 2002 has been rewarding with strong organic growth and improved margins in a challenging environment with price pressure; a general shortage of caregivers and no reimbursement increase in the U.S. We are pleased to have made significant improvements in our operating cash flow and as a result increased our financial strength," said Sören Mellstig, Gambro President and CEO.

Gambro is a global medical technology and healthcare company with leading positions in renal care - services and products - and blood component technology. Gambro Healthcare is one of the leading providers of kidney dialysis services in the world with more than 53,500 patients in 693 clinics worldwide. Gambro Renal Products comprises dialyzers, dialysis machines, blood lines and dialysis concentrates. Gambro BCT is the market leader in separation and handling of blood components. The group, with 2002 revenues of SEK 27.6 billion (USD 2.7 billion), has 20,900 employees in some 40 countries.

Gambro AB
A public company (publ)
Reg no. 556041-8005
Jakobsgatan 6, P O Box 7373
SE-103 91 Stockholm
Sweden
Tel +46 8-613 65 00
Fax +46 8-611 28 30
Email info@gambro.com
www.gambro.com



February 13, 2003

Key data (excluding nonrecurring items)

MSEK	Q4 2002	Q4 2001	Jan-Dec 2002	Jan-Dec 2001
Revenues	6,873	7,176	27,574	26,720
Operating earnings before depr. (EBITDA)	1,125	1,076	4,501	4,268
EBITDA margin	*16.4%*	*15.0%*	*16.3%*	*16.0%*
EBITDA margin, incl.. nonrecurring [1]	*16.4%*	*14.5%*	*16.3%*	*12.4%*
Operating earnings (EBIT)	398	311	1,594	1,472
EBIT margin	*5.8%*	*4.3%*	*5.8%*	*5.5%*
Earnings before tax (EBT)	290	94	1,063	704
Earnings per share (EPS) SEK [2]	0.39	-0.06	1.05	0.39
Earnings per share (EPS) SEK including nonrecurring [1] [2]	1.12	-0.03	1.78	-1.22
Cash earnings per share (CEPS) SEK [3]	2.50	2.15	9.48	8.50
Goodwill amortization per share	-0.77	-0.92	-3.10	-3.30
Earnings per share pre goodwill amortization SEK	1.16	0.86	4.15	3.69
Operating cash flow [4]	608	670	1,540	-11
Operating cash flow per share [4]	1.77	1.94	4.47	-0.03
Net debt	8,369	9,434	8,369	9,434

1) The majority of the nonrecurring items 2001 refer to the provision of MSEK 927 for unbilled receivables for laboratory services in the U.S. recorded in second quarter 2001. For more information see the Income Statement on page 13.
2) After full tax
3) Net income plus depreciation and amortization divided by number of shares
4) Cash flow before acquisitions, divestitures and taxes

FOURTH QUARTER 2002 (* =currency adjusted)

Revenues for the quarter were slightly lower at MSEK 6,873 (7,176) in nominal values, but showed a good growth of 8% currency adjusted. Revenue development in major markets was in line with, or above, market growth, Europe 0% (+3%*), U.S. -5% (+9%*) and Asia and the rest of the world -11% (+15%*).

Growth was balanced between the company's three business areas. For Gambro Healthcare, revenues increased by 9% currency adjusted; in nominal values the revenues declined 6%, including slightly lower revenue per treatment in the U.S. For Gambro Renal Products, revenues increased by 3% (11%*). Internal sales grew by 42%*, 14%* on a comparable basis, excluding effects of a change in reporting from last year. Gambro BCT revenues decreased by 4%, but increased by 9% currency adjusted.

EBITDA margin (Earnings before interest, taxes, depreciation and amortization) for the Group reached 16.4% (15.0%, 14.5% incl. nonrecurring). Gambro Healthcare remained stable at 14.6% (14.6%). The combined EBITDA margin for Gambro Renal Products and Gambro BCT was lower at 18.3% (19.0%). A settlement with the U.S. Department of Justice, resolving claims brought against Dialysis Holding Inc., all of which arose prior to Gambro's ownership, resulted in a reversal of a provision contributing to the earnings by MSEK 40 (recorded in "Others"). Lower legal costs related to the U.S. subpoena, MSEK 14 (72) also contributed to the improved margin.

EBIT (Earnings before interest and taxes) for the group increased by 28% (+47%*) to MSEK 398 (311), with minor changes in amortization and depreciation mainly related to currency effects. The EBIT margin reached 5.8% (4.3%).

The **financial net** was significantly improved from fourth quarter last year to MSEK -108 (-218), as a result of lower U.S. dollar interest, a reduced net debt and a more normalized situation in Argentina. **Earnings before tax (EBT)** increased by 209% to MSEK 290 (94).

By the end of the year a tax provision relating to previous legal restructuring has been reversed with MSEK 250.

Net income for the quarter increased from MSEK -12 last year (MSEK -22, excluding nonrecurring) to MSEK 386 this year (MSEK 136, excluding nonrecurring).

The group experienced a positive development in **operating cash flow**, mainly due to a strong cash flow from Gambro Healthcare as a result of improved underlying performance and continued good management of accounts receivable. **Net debt** on December 31 amounted to MSEK 8,369, a reduction by MSEK 1,022 from the third quarter.

MARKET AND COMPANY OUTLOOK

Gambro has entered 2003 with an improved position. Overall, growth prospects are favorable in all markets, with a patient growth of about 4 to 6% a year in Europe, the U.S. and Japan and by 10% in the rest of the world. With that in mind, and with a well-established global organization, new capacity for high demand products and new competitive products, the company is prepared to capture these growth opportunities and also to grow beyond the market. That should make Gambro's 2003 target of increasing revenues by 8 – 10% within reach.

The company expects the top line growth to be transferred down to bottom-line. Other main sources for earnings growth will be reduced cost per unit through productivity enhancement programs focusing on processes and platform technologies and price management. For Gambro Healthcare it is mostly about increased revenues without adding on capacity costs, and to manage country specific issues in an efficient way. The Group's cash flow from operations is expected to increase through the underlying performance and further improved cash collection.

Gambro Healthcare's objective is to have a revenue growth of 8-10%, mainly organic, and operating earnings growing at a greater rate than revenues. The objective for **Gambro Renal Products** is to achieve an annual increase in revenues of 6-8% with improved profit margin. The goal for **Gambro BCT** is to support present profit margin and achieve sales growth of 8-10%.



February 13, 2003

GAMBRO HEALTHCARE

MSEK	Q4 2002	Q4 2001	Nominal	Currency adjusted	Jan-Dec 2002	Jan-Dec 2001	Nominal	Currency adjusted
Revenues	4,118	4,403	*-6%*	*+9%*	16,872	16,238	*+4%*	*+12%*
U.S.	3,748	3,934	*-5%*	*+9%*	15,368	14,556	*+6%*	*+12%*
Rest of the world	370	469	*-21%*	*+1%*	1,504	1,682	*-11%*	*+11%*
EBITDA	601	643	*-6%*	*+9%*	2,500	2,314	*+8%*	*+16%*
EBITDA margin	14.6%	14.6%			14.8%	14.2%		
EBIT	167	131	*+28%*	*+51%*	741	482	*+54%*	*+67%*
EBIT margin	4.1%	3.0%			4.4%	3.0%		

On December 31, Gambro operated 693 clinics, serving 53,500 patients worldwide. During the fourth quarter one clinic was acquired, one closed, 4 de novos were opened and one managed clinic was added, all in the U.S.

Gambro Healthcare experienced a solid organic revenue growth driven by same store growth and increased efficiency in the U.S. business. The EBITDA margin was flat compared to the fourth quarter last year and slightly reduced from the strong third quarter this year.

Gambro Healthcare US fourth quarter 2002

Revenues continued to be favorable with 9% currency adjusted growth. Revenues per treatment in the U.S. reached USD 253, a USD 11 increase from the fourth quarter of 2001, but a slight decrease of USD 2 from third quarter this year. The leveling of the trend was not unexpected and primarily reflects a lower level of back billing in the laboratory business and smaller revenue increases in the non-governmental payor base. In line with the strategy to be very selective with acquisitions, only one minor acquisition was made during the quarter. Same store treatment growth exceeded 5%.

Gambro Healthcare U.S. **EBITDA margin** was flat compared to last year but has shown a strong improvement for the full year. The EBIT margin improved significantly from last year's fourth quarter as well as for the full year.

The strategic direction of providing value-added services resulted in a new agreement with American Access Care and Philadelphia Vascular Institute to develop interventional radiology centers in the Philadelphia, Pennsylvania and New Jersey areas. In these centers, interventions will be made by angioplasty to correct stenosis, a treatment aimed at patients with End Stage Renal Disease.

Gambro Healthcare introduced Six Sigma process control in some clinics during the latter part of 2002. Positive results from the initiative have already been recognized in improved patient outcomes and operational cost efficiencies. More efficient anemia management, focused on improving patient's hemoglobin levels especially those that are below 11 g/ml has improved patient outcome. The clinics also benefited from significantly reduced overtime, including reduced labor costs. For Gambro Healthcare US, in total, labor cost per treatment was 1% higher than in the previous quarter.



The significant improvements in laboratory billing have given the company confidence to begin recording revenues when tests are performed, rather than when billed, with the change in the methodology going into effect on January 1, 2003.

Subpoena

During the quarter, Gambro Healthcare US continued to provide documents pursuant to the subpoena received in June 2001 from the United States Department of Justice. The subpoena requested information and documentation relating to various aspects of dialysis operations in the United States. MSEK 14 (January–December MSEK 83) in legal fees and other costs of collecting the information requested in the subpoena, was recorded in the fourth quarter 2002 (in "Other"). The legal fees for the full year 2003 are expected to reach a level of MUSD 10-12. The U.S. government has not served Gambro Healthcare with any claim or lawsuit. Depending on the results of its investigation, the U.S. government could seek material monetary penalties and other remedies.

Other legal matters

In November, Gambro Healthcare US entered into an agreement with the U.S. Department of Justice, resolving claims brought against the subsidiary Dialysis Holding Inc., all of which arose prior to Gambro's ownership. Under the settlement agreement, Gambro, who has denied all wrongdoing, received a full release of claims and made a one-time cash payment of MUSD 4.1. The settlement resulted in a reversal of a provision (recorded on a Group level in "Others") affecting the Group EBITDA positively by MSEK 40.

Gambro Healthcare International (non-U.S.) fourth quarter 2002

Gambro Healthcare International's clinics are located in Europe (106 clinics in ten countries), Argentina (31 clinics), Uruguay (4 clinics) and Australia (3 clinics). The nominal **revenue** development in the quarter was affected by the devaluation in Uruguay and Argentina and a negative development in Italy. Also the divestiture of Scandinavian Heart Center reduced the fourth quarter revenues compared to earlier quarters. Good development was shown particularly in Portugal, Spain and Poland. As a result of strong management and employee effort the Argentinean operations are now self-sustaining, profitable and financially sound; all achieved while maintaining the quality of the services.

Same store treatment growth exceeded 2% for the quarter. Gambro Healthcare International's **EBITDA margin** improved from third quarter this year as well as fourth quarter last year.

In November, Bo-Inge Hansson was appointed President of Gambro Healthcare International. He assumed his new responsibility on January 1, 2003. Previously, he was President of Gambro Renal Products Asia, headquartered in Hong Kong.

	2002				2001			
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Total number of treatments in consolidated clinics ('000)	**1,959**	**1,928**	**1,888**	**1,819**	**1,856**	**1,807**	**1,787**	**1,686**
U.S.	1,622	1,593	1,563	1,509	1,534	1,500	1,497	1,426
Rest of the world	337	335	325	310	322	307	290	260
Revenue per treatment, U.S. (USD)	253	255	252	246	242	234	233	239
of which is lab services	9	10	9	9	6	4	3	10

	Dec 31 2002	Dec 31 2001	Dec 31, 2002 vs. Dec 31, 2001	Dec 31, 2002 vs. Sept 30, 2002
Total number of clinics	**693**	**675**	**+18**	**+5**
U.S.	549	533	+16	+5
Rest of the world	144	142	+2	0
Total number of patients	**53,500**	**51,300**	**+2,200**	**+720**
U.S.	42,640	40,470	+2,170	+610
Rest of the world	10,860	10,830	+30	+110

Gambro patient outcomes

		2002				2001			
Kt/V		Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Europe	Kt/V average	1.47	1.48	1.48	1.46	1.46	1.44	1.43	1.43
	Kt/V >1.2 (%)	88	88	89	87	87	84	83	82
U.S.	Kt/V average	1.50	1.49	1.49	1.52	1.53	1.54	1.51	1.51
	Kt/V >1.2 (%)	89	89	88	90	91	91	89	89

Kt/V is one method of assessing the dose of dialysis delivered. Most national standards recommend a minimum acceptable target for Kt/V of 1.2 in a thrice-weekly dialysis schedule. In Europe the Kt/V average is gradually improving, while in the U.S. the average has declined somewhat from a higher level. The reduced average in the U.S. is in line with the strategy to reduce the variance in the treatment, to ensure that the patient receives the same dose or same Kt/V each and every treatment.

	2002				2001			
Hemoglobin >11g/dl, %	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Europe	72	72	71	69	70	69	69	70
U.S.	80	79	78	77	77	73	74	74

Hemoglobin is the iron-containing protein in red blood cells that transports oxygen in the body. Hemoglobin is used as a marker of anemia management. The current target for hemoglobin in dialysis patients according to DOQI guidelines is 11-12 g/dl. In Europe and the U.S. the percentage of the patients with adequate hemoglobin level has increased. An anemia management program was started during 2002 in the U.S. and has been a major value add to patient treatment and improved the Hemoglobin level. Gambro Healthcare's anemia management efforts are focused on improving patient's hemoglobin levels especially those that are below 11 g/dl.

	2002				2001			
Albumin >3.5 g/dl, %	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Europe	90	88	87	86	87	87	86	83
U.S.	75	77	78	79	83	78	78	70

Albumin is the major plasma protein responsible for much of the plasma colloid osmotic pressure, as it cannot pass the wall of blood vessels. In dialysis patients, serum albumin is used as a marker of nutrition but also of inflammation. A serum albumin concentration of >3.5 g/dl is generally defined as adequate, although the target value depends on the analysis method used. In Europe the percentage of the patients with an adequate albumin concentration has increased slightly, while the share has declined somewhat in the U.S.



Gambro Renal Products and Gambro BCT

MSEK	Q4 2002	Q4 2001	Nominal	Currency adjusted	Jan-Dec 2002	Jan-Dec 2001	Nominal	Currency adjusted
Revenues [1]	3,111	3,051	+2%	+10%	12,091	11,495	+5%	+8%
Gambro Renal Products	2,653	2,573	+3%	+11%	10,212	9,663	+6%	+8%
Gambro BCT	458	478	-4%	+9%	1,879	1,832	+3%	+8%
EBITDA[1]	570	581	-2%	+4%	2,293	2,296	0%	+1%
EBITDA margin [1]	18.3%	19.0%			19.0%	20.0%		
EBIT[1]	283	335	-16%	-12%	1,167	1,354	-14%	-14%
EBIT margin[1]	9.1%	11.0%			9.7%	11.8%		

1) Combined for Gambro Renal Products and Gambro BCT

GAMBRO RENAL PRODUCTS

Gambro Renal Products fourth quarter 2002

Revenues showed a strong growth of 3% (+11%*), including firm growth for synthetic dialyzers, the PD fluid Gambrosol trio and renal intensive care products. BiCart, dry concentrate for hemodialysis and dialysis machines, performed well. The sales of bloodlines improved in the quarter. Internal sales showed good growth of 42%, currency adjusted, compared to the fourth quarter last year. On a comparable basis the growth was 14% currency adjusted. The difference is made up of internal sales of spare parts that historically have been accounted for net.

The sales trend was favorable in Italy, the U.S. and Australia. Africa, Middle East, South Korea, Eastern Europe, Japan and Canada also experienced a strong quarter.

Gambro Renal Products and Gambro BCT combined **operating earnings margin (EBITDA)** reached 18.3% compared to 19.0% fourth quarter last year, with improved margin in Gambro Renal Products.

The business area has shown a continued strong revenues performance and has taken market shares during 2002 but the earnings trend has not been to the company's satisfaction. The focus going forward will be to simplify internal processes and organization, improve effectiveness and productivity and streamline the product range to improve profitability.

In November, a medical fluids production plant was acquired from the Korean life science company Green Cross Ltd. The plant is a major supplier to Gambro in South Korea. The production unit has about 50 employees and will initially serve the Korean market. The acquisition will provide local sourcing of concentrates for hemodialysis and a base for production of solutions for peritoneal dialysis for the Korean and Asian markets. Through this Gambro strengthens its position in Asia as a leading provider of products and systems for dialysis.



February 13, 2003

GAMBRO BCT

Gambro BCT fourth quarter 2002

Revenues declined by 4% in nominal values but showed strong growth of 9% currency adjusted and thereby outperformed market growth in major markets. Sales in the U.S., accounting for about 60% of the revenues, showed good growth. Sales of core products across most of Europe delivered solid growth, especially in major markets like Italy and the U.K. In the U.K. Gambro BCT won a large national tender that allowed the company to gain significant market share in 2002. In the rest of the world sales to Middle East and Australia showed a strong development. In Canada, where Gambro BCT has a very strong market position in apheresis platelets, the conversion of random donor platelet production to single donor platelets produced by apheresis is driving growth. New products released in the fourth quarter such as Trima Accel, Vista, and solutions had excellent market introductions with early sales being generated in the United States and Spain.

The combined **earnings before depreciation and amortization (EBITDA)** for Gambro BCT and Gambro Renal Products decreased 2% (+4%*), while the EBITDA margin reached 18.3% compared to 19.0% fourth quarter 2001. The EBITDA margin for Gambro BCT was significantly below fourth quarter and for the full year last year, as a result of higher spending in the Pathogen Reduction Technology project and unfavorable manufacturing variances due to plant closure for a major infrastructure improvement project over the holidays.

During the quarter, the Gambro BCT production facility in the UK began production of the Orbisac Buffy Coat disposable set. This new product allows blood centers to automate the highly manual process of processing buffy coat platelets into a transfusable platelet dose. Europe predominantly uses the buffy coat process to produce platelets from whole blood donations. As the first high yield, automatic buffy coat technology, OrbiSac opens up the buffy coat whole blood platelet processing market to Gambro BCT.

In the third quarter, as earlier announced, Gambro took an impairment charge of the company's investments in Eligix, during the fourth quarter the distribution agreement with Eligix was terminated.

Pathogen Reduction Technology (PRT)

In the fourth quarter MSEK 62 (34) was invested in Gambro BCT's riboflavin-based Pathogen Reduction Technology project; MSEK 187 (133) for the full year 2002.

In November Gambro BCT released the results of a study that indicated that the pathogen reduction technology is effective in inactivating West Nile Virus from infected units of platelets, plasma and red blood cells.

The first human study for the pathogen reduction of platelets was initiated before the end of the year.



February 13, 2003

INVESTMENTS

MSEK	Q4 2002	Q4 2001	Jan-Dec 2002	Jan-Dec 2001
Gambro Renal Products	647	469	1,887	1,399
Gambro Healthcare	301	274	982	864
Gambro BCT	87	95	259	345
Total investments excluding acquisitions	1,035[1]	838[1]	3,128[1]	2,608[1]
Acquisitions	80	45	251	1,460
Total investments gross	1,115	883	3,379	4,068
Less: Disposals	-34	-57	-190	-376
Total investment activities	1,081	826	3,189	3,692
1) Of which is capitalized development costs	32	54	157	195

About 70% of Group's total investments are related to capacity expansions. Gambro Renal Products' investments largely refer to new production capacity for dialyzers in Germany and France, which will be ready in the first half of 2003, and solutions in Italy and the U.S., which will be up and running in 2003-2004.

Gambro Healthcare's investments largely refer to capacity expansions in existing and de novo clinics. Maintenance includes replacement of equipment in existing clinics and IT systems.

FINANCIAL POSITION

MSEK	Q4 2002	Q4 2001	Jan-Dec 2002	Jan-Dec 2001
Net debt[1], closing balance December 31	8,369	9,434	8,369	9,434
Net debt[1], average	9,100	9,700	10,000	9,200
Financial net [2]	-108	-218	-531	-768
of which interest	-82	-195	-478	-692
Average interest rate	3.6%	8.0%	4.8%	7.5%

1) Loans and provisions for pension less cash and current investment, including other financial receivables.
2) Excluding nonrecurring

Net debt at the end of 2002 was reduced by MSEK 1,065 compared to end of 2001, including a reduction by MSEK 1,022 in the fourth quarter. MSEK 404 of this was a result of transactions to lock in favorable interest rates long-term. The lower interest expense will however, come with a net debt that will be more volatile to exchange rate fluctuations going forward.

For the quarter and for the year 2002 the financial net was reduced in comparison with last year. The improved financial net for both periods was due to reduced U.S. dollar interest rates, a reduced net debt, a more normalized situation in Argentina and for the year a capital gain of MSEK 45 from sales of shares in Thoratec, recorded in the third quarter.

The equity/assets ratio at the close of the year was 56% (57%). Return on equity for 2002 was 2.9% (-1.9%) and return on capital employed 5.5% (2.0%). By the end of the period equity per share was 58 SEK (65). The change is mainly related to currency effects.



PERSONNEL

The number of Gambro employees increased by 536 during the year, including 32 in the fourth quarter. By the end of the year, the total number of employees amounted to 20,907 (20,371).

OTHER

The Gambro group applies recommendations by the Swedish Financial Accounting Standards Council and statements by their emerging issues task force. On January 1, 2002, seven new recommendations were introduced; Gambro applied five of them as of 2001. Therefore only two new recommendations are introduced this year; RR21, Borrowing costs (The recommendation gives two alternatives, Gambro applies the principal rule, implying that borrowing costs should be recorded in the result for the related period. Gambro has used this principle before) and RR23, Related party disclosures. The introduction of the new recommendations has no effect on this year's nor earlier year's results.

In a ruling by the lower tax court (Länsrätten) the Supreme Administrative Court ruling on the tax base of the previously sold ABB shares has been confirmed. The ruling means that Gambro has been given access to approximately MSEK 1,010 of carry-forward losses with a tax effect of MSEK 283. As the ruling has been appealed Gambro has set-up a provision equal to the carry-forward loss (see note 17 in the Annual Report 2001 for further information).

The contingent liabilities and contingent assets of the Group have not significantly changed since year-end 2001 with exception of the contingent liabilities for the equity swaps used for hedging of employee option programs (see Note 2 in the Annual Report 2001 for further information). Based on the stock price per end of December 2002 the contingent liabilities for the equity swaps are 205 MSEK. As the swaps are long-term (maturing 2006-2008) and as there are no clear accounting standards or practices in Sweden the amount is disclosed as a contingent liability until further notice.

PARENT COMPANY

Parent Company earnings before tax and appropriations amounted to MSEK 839 (2,886) for 2002. The Parent Company's liquid funds at year-end amounted to MSEK 87 (381). In addition, MSEK 19,430 (21,054) of receivables from Group companies are interest bearing.

Due to change of strategy, away from acquisition driven growth in the U.S. the parent company has in October 2002, exchanged a long-term deposit in USD for SEK. As the deposit since 1999 has been accounted for at the historical exchange rate, in accordance with RR 8, the transaction led to a realized exchange gain in parent company of MSEK 982, with no effect on the consolidated accounts.

BOARD PROPOSALS

Dividend

The Board of Directors proposes a dividend of SEK 1.10 (1.10) per share, to which MSEK 379 (379) is allocated.

Share buy-back

At today's Board meeting, the Board of Directors has decided to make a proposal to the Annual General Meeting on giving authorization to the Board of Directors regarding the buy-back and transfer of own shares. This authorization is intended to enhance opportunities for transferring surplus capital to shareholders and flexibility for making selective acquisitions. The authorization regarding the buy-back of shares given at the Annual General Meeting in 2002 has not been used.

AFTER THE CLOSING OF THE PERIOD

No significant events that affect the Group's or the Parent Company's financial position have occurred since the end of the period.

ANNUAL GENERAL MEETING

Gambro's Annual General Meeting will be held on Thursday, April 10, 2003, at 6.00 pm, at Aula Magna, Frescativägen 6, Stockholm.

Stockholm, February 13, 2003

The Board of Directors

This report has not been subject to examination by the Company's auditors.

FOR FURTHER INFORMATION PLEASE CONTACT:

Lars Granlöf, SVP, CFO, tel. +46-8-613 65 00, +46 70 513 65 48
Bengt Modéer, SVP, Corporate Communications, tel. +46 8 613 65 00, +46 70 513 65 33
Pia Irell, Director, Investor Relations, tel. +46 8 613 65 91, +46 70 513 65 91
Kevin Smith, President, Gambro Inc., Investor Relations U.S., tel. +1 303 231 4750

TELECONFERENCE AND WEB CAST

The company will host a conference call and web cast to present its fourth quarter results today at 17:30 Central European time. Teleconference callers should dial +44 (0)20 7162 0125 (if calling from Europe) or +1 334 323 6203 (if calling from the U.S.). Regarding the web cast, please find all related information on Gambro's web site: www.gambro.com/investors/.

CALENDAR 2003

March 27	Annual Report for 2002 to be distributed
March 31	The shareholder must be listed in the share register maintained by the VPC to be eligible for participation in the Annual General Meeting
April 4	Last day to notify participation in the Annual General Meeting (by 12:00 noon, CET)
April 10	Annual General Meeting at 6:00 PM at Aula Magna, Frescativägen 6, Stockholm
April 10	Last day for trading in the share, including right to dividend
April 11	The shares are traded, excluding right to dividend
April 14	Record date at VPC for right to receive dividend
April 17	Payment of dividend from VPC
April 25	Three-month report, January-March 2003
July 25	Six-month report, January-June 2003
Oct. 24	Nine-month report, January-September 2003



February 13, 2003

Revenues by business area

MSEK	Jan-Dec 2002	Jan-Dec 2001	Change in % Jan-Dec Nominal	Change in % Jan-Dec Currency adj.	Change in % Q4 Nominal	Change in % Q4 Currency adj.
Gambro Healthcare	16,872	16,238	*+4%*	*+12%*	*-6%*	*+9%*
Gambro Renal Products	10,212	9,663	*+6%*	*+8%*	*+3%*	*+11%*
Intra-Group	-1,389	-1,013	*+37%*	*+43%*	*+28%*	*+42%*
Total, Renal Care	*25,695*	*24,888*	*+3%*	*+9%*	*-4%*	*+8%*
Gambro BCT	1,879	1,832	*+3%*	*+8%*	*-4%*	*+9%*
Total	27,574	26,720	+3%	+9%	-4%	+8%

Revenues by market

MSEK	Jan-Dec 2002	Jan-Dec 2001	Change in % Jan-Dec Nominal	Change in % Jan-Dec Currency adj.	Change in % Q4 Nominal	Change in % Q4 Currency adj.
Europe	7,408	7,074	*+5%*	*+5%*	*0%*	*+3%*
United States	17,647	16,799	*+5%*	*+11%*	*-5%*	*+9%*
Asia, Pacific, Rest of the world	2,519	2,847	*-12%*	*+5%*	*-11%*	*+15%*
Total	27,574	26,720	+3%	+9%	-4%	+8%

Nonrecurring items

MSEK	Q4 2002	Q4 2001	Full year 2002	Full year 2001
Cost for laboratory services		0		-927
Reversal of prior provisions for divestment of Group companies		27		27
Write-down of goodwill in Argentina		-228		-228
Write-down of receivables in Argentina		-62		-62
Total operating items		**-263**		**-1,190**
Capital gain on sale of shares		293		293
Total financial items		**293**		**293**
Reversal of tax provisions	250		250	
Utilization of tax losses carried forward		102		102
Tax on operating and financial items		-122		239
Total tax items	**250**	**-20**	**250**	**341**
Total nonrecurring items	**250**	**10**	**250**	**-556**



February 13, 2003

GAMBRO GROUP INCOME STATEMENT

MSEK	Q4 2002	Q4 2001	Jan-Dec 2002	Jan-Dec 2001
Revenues	**6,873**	**7,176**	**27,574**	**26,720**
Cost of sales	-5,156	-5,444	-20,629	-20,147
Gross earnings	**1,717**	**1,732**	**6,945**	**6,573**
Operating expenses	-1,319	-1,683	-5,351	-6,292
Operating earnings (EBIT) [1] [2]	**398**	**49**	**1,594**	**281**
Financial items, net	-108	75	-531	-474
Earnings before tax (EBT)	**290**	**124**	**1,063**	**-193**
Taxes	112	-119	-393	-170
Minority Interest	-16	-17	-58	-59
Net income [3]	**386**	**-12**	**612**	**-422**

	Q4 2002	Q4 2001	Jan-Dec 2002	Jan-Dec 2001
1) Earnings before depreciation and amortization (EBITDA)	1,125	1,041	4,501	3,305
2) Of which, nonrecurring items				
Write-down of goodwill in Argentina		-228		-228
Write-down of receivables in Argentina		-62		-62
Reversal of prior provisions for divestment of Group companies		27		27
Cost for laboratory services		0		-927
		-263		-1,190
Amortization, goodwill	-265	-317	-1,069	-1,136
Depreciation, other assets	-462	-448	-1,838	-1,660
	-727	-765	-2,907	-2,796
3) Earnings per share before and after dilution (SEK)	1.12	-0.03	1.78	-1.22

Total number of shares outstanding 344,653,288 (before and after dilution) of which:
Series A: 250,574,090
Series B: 94,079,198



February 13, 2003

QUARTERLY DATA PER SEGMENT

MSEK	2002 Q1	2002 Q2	2002 Q3	2002 Q4	2002 Total	2001 Q 1	2001 Q 2	2001 Q 3	2001 Q 4	2001 Total
Revenues										
Gambro Renal Products	2,531	2,602	2,426	2,653	10,212	2,283	2,424	2,383	2,573	9,663
Gambro Healthcare	4,256	4,312	4,186	4,118	16,872	3,692	3,997	4,146	4,403	16,238
Gambro BCT	480	490	451	458	1,879	422	468	464	478	1,832
Intra-group	-358	-351	-324	-356	-1,389	-217	-270	-248	-278	-1,013
Total Revenues	6,909	7,053	6,739	6,873	27,574	6,180	6,619	6,745	7,176	26,720
Operating earnings - before depr. (EBITDA)										
Products (GRP + BCT)	592	576	555	570	2,293	561	609	545	581	2,296
Healthcare	613	632	654	601	2,500	537	539	595	643	2,314
Nonrecurring items	-	-	-	-	-	-	-927	-	-35	-962
Other	-99	-82	-65	-46	-292	-52	-73	-70	-148	-343
Total operating earnings - before depr. (EBITDA)	1,106	1,126	1,144	1,125	4,501	1,046	148	1,070	1,041	3,305
margin %	16.0%	16.0%	17.0%	16.4%	16.3%	16.9%	2.2%	15.9%	14.5%	12.4%
margin excl nonrecurring %	16.0%	16.0%	17.0%	16.4%	16.3%	16.9%	16.3%	15.9%	15.0%	16.0%
Operating earnings - after depr. (EBIT)										
Products (GRP + BCT)	329	311	244	283	1,167	355	367	297	335	1,354
Healthcare	160	186	228	167	741	131	91	129	131	482
Nonrecurring items	-	-	-	-	-	-	-927	-	-263	-1,190
Other	-103	-87	-72	-52	-314	-66	-69	-75	-155	-365
Total operating earnings - after depr. (EBIT)	386	410	400	398	1,594	420	-538	350	49	281
margin %	5.6%	5.8%	5.9%	5.8%	5.8%	6.8%	-8.1%	5.2%	0.7%	1.1%
margin excl nonrecurring %	5.6%	5.8%	5.9%	5.8%	5.8%	6.8%	5.9%	5.2%	4.3%	5.5%
Financial net										
Interest net	-135	-149	-112	-82	-478	-135	-163	-199	-195	-692
Other financial items	-3	-23	-1[1]	-26	-53	-22	-18	-12	270[1]	218
Financial net	-138	-172	-113	-108	-531	-157	-181	-211	75	-474
Earnings before tax (EBT)	248	238	287	290	1,063	263	-719	139	124	-193

Nonrecurring items	Q2 01	Q4 01	Total
Cost for laboratory services	-927	0	-927
Reversal of prior provisions for divestment of Group companies		27	27
Write-down of receivables in Argentina		-62	-62
		-35	*-962*
Write-down of goodwill in Argentina		-228	-228
		-263	*-1,190*

1) Including a capital gain of MSEK 293 in Q4 2001 and MSEK 45 in Q3 2002, *related to the divestiture of shares in Thoratec Corp.*

Exchange rates (SEK)	Closing rate Q4 2002	Average rate 2002 Q1	2002 Q2	2002 Q3	2002 Q4	2002	2001 Q1	2001 Q2	2001 Q3	2001 Q4	2001
USD-rate	8.78	10.43	9.97	9.33	9.15	9.72	9.75	10.31	10.57	10.53	10.29
EUR-rate	9.15	9.15	9.15	9.24	9.10	9.16	9.00	9.04	9.38	9.46	9.22



February 13, 2003

GAMBRO GROUP BALANCE SHEET

MSEK	December 31 2002	December 31 2001
ASSETS		
Fixed assets		
Intangible assets [1]	14,670	18,107
Tangible assets	8,146	7,865
Shares and participations	112	236
Long-term receivables	2,503	2,274
Total fixed assets	**25,431**	**28,482**
Current assets		
Inventories	2,549	2,743
Trade receivables	5,891	6,335
Other current receivables	1,585	1,692
Liquid assets	563	899
Total current assets	**10,588**	**11,669**
TOTAL ASSETS	**36,019**	**40,151**
SHAREHOLDERS' EQUITY AND LIABILITIES		
Shareholders' equity [2]	19,839	22,571
Minority interests	165	182
Provisions	2,604	2,490
Long-term liabilities	7,735	8,650
Current liabilities	5,676	6,258
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**36,019**	**40,151**
NET DEBT	8,369	9,434

1) Of which goodwill — 13,685 (2002); 17,166 (2001)

2) Total number of shares outstanding, 344,653,288 (of which Series A: 250,574,090, Series B: 94,079,198)

Shareholders' equity:		2002	2001
	Opening balance	22,571	21,897
	Net income	612	-422
	Translation difference	-2,965	1,475
	Dividend	-379	-379
	Closing balance	19,839	22,571



February 13, 2003

STATEMENT OF CHANGES IN FINANCIAL POSITION

MSEK	2002	2001
Operating activities		
Earnings before tax	1,063	-193
Adjustment for non-cash items		
Depreciation and write-downs	2,907	3,024
Provisions	28	30
Unrealized exchange gains/losses	327	113
Capital gains/losses	-46	-308
Non-distributed earnings in associated companies	15	22
Income taxes paid	-201	-25
Cash flow from current operations before changes in operating capital	4,093	2,663
Changes in operating capital:		
Inventories	-67	-198
Receivables	-1,007	253
Liabilities	-38	-281
Cash flow from operating activities	2,981	2,437
Investment activities		
Investments in financial fixed assets	-47	-222
Disposals of financial fixed assets	102	334
Investments in intangible fixed assets	-608	-1,654
Disposals of intangible fixed assets	0	31
Investments in tangible fixed assets	-2,724	-2,181
Disposals of tangible fixed assets	134	96
Cash flow from investment activities	-3,143	-3,596
Financing activities		
Change in loans	274	1,813
Dividend paid	-379	-379
Cash flow from financing activities	-105	1,434
Cash flow this period	-267	275
Liquid assets, opening balance	899	600
Currency effect in liquid assets	-69	24
Liquid assets at closing balance	563	899

Cash flow from operating activities	2,981	2,437
Add back: Provisions and Unrealized exchange gains/losses etc.	-363	57
Add back: Income taxes paid	201	25
Add back: Change in operating capital	1,112	226
Change in operating working capital	557	-1,084
Add back: Nonrecurring working capital changes	-	990
Cash flow from investment activities	-3,143	-3,596
Add back: Acquisitions/divestitures net	195	934
Operating cash flow	**1,540**	**- 11**
Of which currency effects	827	-619



February 13, 2003

FIVE YEAR SUMMARY

MSEK	2002	2001	2000	1999	1998 [4]
Income statement					
Revenues	27,574	26,720	22,245	19,743	18,734
Earnings before tax (EBT)	1,063	-193	-527	1,893	4,991
Net income	612	-422	982	1,605	2,308
Balance sheet					
Total assets	36,019	40,151	36,664	33,920	33,406
Net debt	8,369	9,434	7,275	4,632	2,242
Shareholders' equity	19,839	22,571	21,897	19,655	17,850
Cash flow analysis					
Operating cash flow [2]	1,540	-11 [6]	1,103	2,048	4,213
Investments in fixed assets, net	-2,994	-2,465	-1,741	-1,529	-1,587
Change in net debt	1,065	-2,159	-2,643	-2,390	5,544
Key figures					
Earnings per share, SEK [3) 4]	1.78	-1.22	2.85	4.66	6.70
Operating cash flow per share [2], SEK	4.47	-0.03	3.20	5.94	12.22
Shareholders' equity per share, SEK [3) 4]	58	65	64	57	52
Net asset value per share, SEK [1) 4]	58	65	64	57	52
Dividend per share, SEK [4]	1.10 [7]	1.10	1.10	1.10	1.00 [5]
Gambro share, total return, %	-24.9	-0.5	-10.7	-11.0	-29.3
Return on shareholders' equity, % [3]	2.9	-1.9	4.7	8.6	10.7
Return on total capital, %	4.6	1.6	0.9	7.4	14.6
Return on capital employed, %	5.5	2.0	1.2	10.8	19.7
Interest coverage ratio	2.6	0.8	0.4	4.1	5.5
Solidity (equity/assets ratio), %	56	57	60	59	54
Statistical data					
Average number of employees	20,804	19,534	17,999	17,354	17,332
Wages, salaries and remuneration, incl. social costs	9,406	9,122	7,191	6,265	5,783

1) Shareholders' equity/share adjusted for surplus value in associated companies
2) Cash flow before acquisitions and taxes
3) After full tax
4) All figures per share are proforma after split (June 1998)
5) In addition, value transferred in the sale of ABB shares
6) Exclusive capital gain on sale of Thoratec shares.
7) Proposed

2002



PRESS RELEASE
November 26, 2002

03 MAY 20 AM 7:21

Gambro and American Access Care, LLC team up to develop outpatient vascular access centers

Stockholm, Sweden, November 26, 2002 – Gambro AB (Stockholmsbörsen: GAMBaST, GAMBbST), a leading international medical technology and healthcare company, today announced that its wholly owned subsidiary, Gambro Healthcare, Inc. has entered into an agreement with American Access Care, LLC, a New York limited liability company, and Philadelphia Vascular Institute, LLC, a Pennsylvania limited liability company, to develop interventional radiology centers in the Philadelphia, Pennsylvania and Southern New Jersey areas. In these centers interventions will be made by angioplasty to correct stenosis. The first center, American Access Care of North Philadelphia opened on August 26, 2002.

"We are very excited about incorporating access intervention into the portfolio of Gambro Healthcare. Proper access care and healthy maintenance of the dialysis access is important to all ESRD (End Stage Renal Disease) patients and promotes better patient outcomes while reducing unnecessary hospitalizations and missed outpatient dialysis treatments," says Larry C. Buckelew, President and CEO of Gambro Healthcare U.S. "Gambro Healthcare is proud to be participating in these American Access Care centers, which are being developed to serve all patients and providers in the surrounding areas. These new patient services fit within the strategic direction of Gambro Healthcare, which is focused on providing value-added services that promote positive patient outcomes and operating efficiencies."

Vascular access costs consume at least 10% of the overall ESRD Medicare Budget and three out of the top four ESRD related admissions by diagnosis code (DRG) are vascular related. According to the NKF-DQOI guidelines regarding, Management of Vascular Access, "timely interventions by PTA/Angioplasty to correct stenosis dramatically decreases the rate of AV graft and AV fistulas thrombosis and loss".

"It's all about reducing clotting incidents and improving morbidity," says Raymond D. Figueroa, President and CEO of American Access Care. "It's convenient to have a place to send patients when they clot, but our model also reduces the rate of thrombosis and suboptimal treatments. Suboptimal treatments lower the actual delivered dialysis dose. Some patients never rebound from the cumulative effects of this scenario." AAC's clinical model assists the dialysis clinician in effectively managing the vascular access of their patients."

For further information please contact:
Bengt Modéer, Senior Vice President, Corporate Communications, tel. +46-8-613 65 33, +46-70-513 65 33
Pia Irell, Investor Relations Director, Corporate Finance, tel. +46-8-613 65 91, +46-70-513 65 91
Kevin Smith, President Gambro Inc., Investor Relations US, tel. +1-303 231 4750

Gambro is a global medical technology and healthcare company with leading positions in renal care - services and products - and blood component technology. Gambro Healthcare is one of the leading providers of kidney dialysis services in the world with more than 52,700 patients in 688 clinics worldwide. Gambro Renal Products comprises dialyzers, dialysis machines, blood lines and dialysis concentrates. Gambro BCT is the market leader in separation and handling of blood components. The group, with 2001 revenues of approximately SEK 27 billion (USD 2.7 billion), has 20,900 employees in some 40 countries.

Gambro AB
A public company (publ)
Reg no. 556041-8005
Jakobsgatan 6, PO Box 7373
SE-103 91 Stockholm
Sweden
Tel +46 8-613 65 00
Fax +46 8-611 28 30
info@gambro.com
www.gambro.com



PRESS RELEASE
November 19, 2002

03 MAY 20 AM 7:21

Gambro Healthcare resolves claims involving predecessor lab

Gambro Healthcare, Inc. ("Gambro Healthcare"), a wholly owned subsidiary of Gambro AB, announced today that it has entered into an agreement with the US Department of Justice, resolving all claims brought against its subsidiary, Dialysis Holdings, Inc. (formerly known as Vivra, Inc.), in U.S. ex. rel., Kneepkins v. Dialysis Holdings, Inc., et.al. 97-1400-GAO (D. Mass). Under the civil settlement agreement, the company has denied all wrongdoing, has received a full release of claims and will make one-time cash payment of approximately USD 4.1 million. All claims brought against Gambro Healthcare had already been dismissed by order of the court in July 2000.

The government's allegations in the lawsuit centered around the operations of a clinical laboratory that had been established as a joint venture between Community Psychiatric Centers, Inc. ("CPC") and Damon Laboratories, Inc. in 1987. Vivra, Inc. had acquired CPC's interest in the joint venture laboratory in 1989. The joint venture was dissolved in 1996, approximately one year before Gambro Healthcare's acquisition of Vivra, Inc. in 1997. At that time, a reserve was established for certain contingencies, including any liability associated with this lawsuit. As a result, the settlement will not have an adverse effect on the financial condition or results of operations of Gambro AB.

"We are pleased that this chapter in the history of Gambro Healthcare's predecessors is now behind us. Although we had no role in the conduct that the government viewed as problematic in this case, we have done our part as a corporate citizen in resolving this matter," commented Larry C. Buckelew, Chief Executive Officer and President of Gambro Healthcare.

For further information please contact:
Bengt Modéer, Senior Vice President, Corporate Communications, tel. +46-8-613 65 33, +46-70-513 65 33
Pia Irell, Investor Relations Director, Corporate Finance, tel. +46-8-613 65 91, +46-70-513 65 91
Kevin Smith, President Gambro Inc., Investor Relations US, tel. +1-303 231 4750

Gambro is a global medical technology and healthcare company with leading positions in renal care - services and products - and blood component technology. Gambro Healthcare is one of the leading providers of kidney dialysis services in the world with more than 52,700 patients in 688 clinics worldwide. Gambro Renal Products comprises dialyzers, dialysis machines, blood lines and dialysis concentrates. Gambro BCT is the market leader in separation and handling of blood components. The group, with 2001 revenues of approximately SEK 27 billion (USD 2.7 billion), has 20,900 employees in some 40 countries.

Gambro AB
A public company (publ)
Reg no. 556041-8005
Jakobsgatan 6, PO Box 7373
SE-103 91 Stockholm
Sweden
Tel +46 8-613 65 00
Fax +46 8-611 28 30
info@gambro.com
www.gambro.com



PRESS RELEASE
November 8, 2002

Gambro announces successful research results for inactivation of West Nile Virus in donated blood

Vitamin-based pathogen reduction technology kills virus to limits of detection in red blood cells, platelets, and plasma

Stockholm, Sweden, November 8, 2002 – Gambro AB (Stockholmsbörsen: GAMBaST, GAMBbST), a leading international medical technology and healthcare company, today announced that its wholly owned subsidiary, Gambro BCT, Inc., released results from a study of the effectiveness of Gambro's riboflavin-based Pathogen Reduction Technology for neutralizing West Nile Virus in donated blood products. The results of the study indicate that a process combining riboflavin (vitamin B2) with light is effective in inactivating West Nile Virus from an infected unit of blood.

The study, performed at the U.S. Centers for Disease Control Division of Vector-Borne Infectious Diseases in Fort Collins, Colorado, took deliberately infected blood components and treated them with riboflavin plus light. The results showed that West Nile Virus was inactivated, whether in donated plasma, platelets, or red blood cells, by the riboflavin-light combination. The process uses visible light to inactive pathogens in red blood cells and UV light to inactivate pathogens in platelets and plasma.

Dr. Delbert Antwiler, Project Leader for the Gambro BCT Pathogen Reduction Technology team, presented the results of the study at the FDA Workshop on Development of Donor Screening Assays for West Nile Virus in Washington, D.C. on November 4-5, 2002.

Gambro BCT Pathogen Reduction Technology clearly demonstrates inactivation of West Nile Virus in platelets, plasma, and red blood cells.

The study produced viral kill rates of >4 Logs/mL for platelets, >5 Logs/mL for plasma, and >6 Logs/mL for red blood cells. The Gambro BCT process is the only pathogen reduction technology that uses the same simple process for all three blood components. Riboflavin activated by light attacks the DNA of the pathogens, rendering them unable to replicate. The technology also inactivates white blood cells.

"This important study is the first step in validating the usefulness of the riboflavin process toward diminishing the threat of West Nile Virus from the blood supply," said Dr. Ray Goodrich, Chief Science Officer for the Gambro BCT Pathogen Reduction Technology team. "We believe that our pathogen reduction technology will provide the ability to help protect future transfusion recipients from emerging blood borne pathogens like West Nile."

Gambro is a global medical technology and healthcare company with leading positions in renal care - services and products - and blood component technology. Gambro Healthcare is one of the leading providers of kidney dialysis services in the world with more than 52,700 patients in 688 clinics worldwide. Gambro Renal Products comprises dialyzers, dialysis machines, blood lines and dialysis concentrates. Gambro BCT is the market leader in separation and handling of blood components. The group, with 2001 revenues of approximately SEK 27 billion (USD 2.7 billion), has 20,900 employees in some 40 countries.

Gambro AB
A public company (publ)
Reg no. 556041-8005
Jakobsgatan 6, PO Box 7373
SE-103 91 Stockholm
Sweden
Tel +46 8-613 65 00
Fax +46 8-611 28 30
info@gambro.com
www.gambro.com



PRESS RELEASE
November 8, 2002

Cases of West Nile Virus increase dramatically in 2002.

West Nile Virus is spread by the bite of an infected mosquito, and can infect people, horses, many types of birds, and some other animals. Most people who become infected with West Nile Virus will either have no symptoms or only mild ones. However, on rare occasions, West Nile Virus infection can result in severe and sometimes fatal illnesses. Already ill patients, such as those likely to be receiving blood, are particularly at risk.

The recent epidemic of West Nile Virus infections has raised concern that the virus can be transmitted through blood transfusions. Currently transmission by blood transfusion has not been definitively proven, however, during this year's outbreak there were several cases in patients who had received blood transfusions. Additionally West Nile Virus has been confirmed in epidemiological surveys in the case of four patients who received organs from a single organ donor.

Currently there are no tests available to screen blood and organ/tissue donors for the West Nile Virus.

Gambro BCT Pathogen Reduction Technology meets blood center requirements.

Gambro BCT has done extensive research with potential users of pathogen reduction technology including physicians, blood center personnel, and the general public. The needs are very clear. To be effective and useful, pathogen reduction technology must inactivate viruses, bacteria, and parasites and remain free of toxicity for the patient and the blood handlers. It must also be a simple process that does not dramatically impact the collection and production procedure.

"Because our system uses riboflavin, a natural, non-toxic substance, we have not had to add complex, time-consuming cell washing steps to eliminate toxicity," said Dr. Goodrich. "The Gambro BCT pathogen reduction technology is safe, simple, and most important effective."

For further information please contact:
Kevin Simpson, Vice President Gambro BCT, tel. +1 303 232 6800, or visit the website www.gambrobct.com

Bengt Modéer, Sr. Vice President, Corporate Communications, tel. +46 8 613 65 33, +46 70 513 65 33

Pia Irell, Investor Relations Director, Corporate Finance, tel. +46-8-613 65 91, +46-70-513 65 91

Gambro is a global medical technology and healthcare company with leading positions in renal care - services and products - and blood component technology. Gambro Healthcare is one of the leading providers of kidney dialysis services in the world with more than 52,700 patients in 688 clinics worldwide. Gambro Renal Products comprises dialyzers, dialysis machines, blood lines and dialysis concentrates. Gambro BCT is the market leader in separation and handling of blood components. The group, with 2001 revenues of approximately SEK 27 billion (USD 2.7 billion), has 20,900 employees in some 40 countries.

Gambro AB
A public company (publ)
Reg no. 556041-8005
Jakobsgatan 6, PO Box 7373
SE-103 91 Stockholm
Sweden
Tel +46 8-613 65 00
Fax +46 8-611 28 30
info@gambro.com
www.gambro.com



PRESS RELEASE
November 4, 2002

Bo-Inge Hansson new President of Gambro Healthcare International

Stockholm, Sweden, November 4, 2002 – Gambro AB (Stockholmsbörsen: GAMBaST, GAMBbST), a leading international medical technology and healthcare company, today announced that Bo-Inge Hansson has been appointed President of the renal care clinics operations Gambro Healthcare International. Presently Bo-Inge Hansson is President of Gambro Renal Products Asia headquartered in Hong Kong.

In his new position Bo-Inge Hansson will be responsible for Gambro's renal care clinics outside the U.S. including about 150 clinics, of which about 100 in Europe and the remaining in South America and Asia-Pacific. He will resume his responsibilities as of January 1, 2003. As President of Gambro Healthcare International Bo-Inge Hansson will be based in Lund, Sweden and report directly to Sören Mellstig, President and CEO of Gambro.

For further information please contact:
Bengt Modéer, Senior Vice President, Corporate Communications, tel. +46-8-613 65 33, +46-70-513 65 33
Pia Irell, Investor Relations Director, Corporate Finance, tel. +46-8-613 65 91, +46-70-513 65 91
Kevin Smith, President Gambro Inc., Investor Relations US, tel. +1-303 231 4750

Gambro is a global medical technology and healthcare company with leading positions in renal care - services and products - and blood component technology. Gambro Healthcare is one of the leading providers of kidney dialysis services in the world with more than 52,700 patients in 688 clinics worldwide. Gambro Renal Products comprises dialyzers, dialysis machines, blood lines and dialysis concentrates. Gambro BCT is the market leader in separation and handling of blood components. The group, with 2001 revenues of approximately SEK 27 billion (USD 2.7 billion), has 20,900 employees in some 40 countries.

Gambro AB
A public company (publ)
Reg no. 556041-8005
Jakobsgatan 6, PO Box 7373
SE-103 91 Stockholm
Sweden
Tel +46 8-613 65 00
Fax +46 8-611 28 30
info@gambro.com
www.gambro.com



PRESS RELEASE
November 4, 2002

Gambro acquires medical fluids plant in South Korea

Stockholm, Sweden, November 4, 2002 – Gambro AB (Stockholmsbörsen: GAMBaST, GAMBbST), a leading international medical technology and healthcare company, today announced that it has acquired a medical fluids production plant owned by the Korean life science company Green Cross Ltd. The plant is today a major supplier to Gambro in South Korea.

The acquisition will provide local sourcing of concentrates for hemodialysis and a base for production of solutions for peritoneal dialysis for the Korean and Asian markets. Thereby Gambro is strengthening its position in Asia as a leading provider of products and systems for dialysis. The production unit has about 50 employees and will initially serve the Korean market.

For further information please contact:
Bo-Inge Hansson, President, Gambro Renal Products Asia, tel. +86-21-5046 1919
Bengt Modéer, Senior Vice President, Corporate Communications, tel. +46-8-613 65 33, +46-70-513 65 33
Pia Irell, Investor Relations Director, Corporate Finance, tel. +46-8-613 65 91, +46-70-513 65 91

Gambro is a global medical technology and healthcare company with leading positions in renal care - services and products - and blood component technology. Gambro Healthcare is one of the leading providers of kidney dialysis services in the world with more than 52,700 patients in 688 clinics worldwide. Gambro Renal Products comprises dialyzers, dialysis machines, blood lines and dialysis concentrates. Gambro BCT is the market leader in separation and handling of blood components. The group, with 2001 revenues of approximately SEK 27 billion (USD 2.7 billion), has 20,900 employees in some 40 countries.

Gambro AB
A public company (publ)
Reg no. 556041-8005
Jakobsgatan 6, PO Box 7373
SE-103 91 Stockholm
Sweden
Tel +46 8-613 65 00
Fax +46 8-611 28 30
info@gambro.com
www.gambro.com

GAMBRO

REPORT
October 25, 2002

Nine month report January - September 2002:

- Group revenues increased 9% currency adjusted, good organic growth in all business areas
- Operating earnings, EBITDA, up 8% currency adjusted
- Operating cash flow strong at MSEK 932 (-681)
- Earnings per share increased to SEK 0.66 (0.45)

MSEK	Q3			Currency	Jan-Sept			Currency
(excl nonrecurring items)	2002	2001	Nominal	adjusted	2002	2001	Nomina	adjusted
Revenues	6,739	6,745	0%	+11%	20,701	19,544	+6%	+9%
EBITDA[1]	1,144	1,070	+7%	+17%	3,376	3,191	+6%	+8%
EBITDA margin	17.0%	15.9%			16.3%	16.3%		
EBITDA margin (incl nonrecurring)	17.0%	15.9%			16.3%	11.6%		
Operating cash flow	452	49			932	-681		
Earnings per share, SEK	0.27	0.00			0.66	0.45		
Cash earnings[2] per share, SEK	2.42	2.09			6.98	6.35		

1) Earnings before depreciation and amortization
2) Net income plus depreciation and amortization

Third quarter highlights:

- Strong revenue growth, +11% currency adjusted, with outstanding organic growth for Gambro Healthcare. U.S. revenue per treatment improved by USD 3 to USD 255.
- EBITDA margin for the group at 17.0%, improved from the second quarter as well as from the third quarter last year.
  - Continued margin improvement in Gambro Healthcare U.S. The combined margin for Gambro Renal Products and Gambro BCT improved from the second quarter as well as from third quarter last year.
- Operating cash flow improved through strong underlying performance and very well managed accounts receivable in Gambro Healthcare.
- Net debt reduced by MSEK 217 from second quarter.

"We are experiencing strong organic revenue growth which has improved market positions in some key areas. In a period of heavy investments in new capacity, I'm pleased to announce that we have reduced our net debt and improved the operating cash flow" said Sören Mellstig, Gambro President and CEO.

Gambro is a global medical technology and healthcare company with leading positions in renal care - services and products - and blood component technology. Gambro Healthcare is one of the leading providers of kidney dialysis services in the world with more than 52,700 patients in 688 clinics worldwide. Gambro Renal Products comprises dialyzers, dialysis machines, blood lines and dialysis concentrates. Gambro BCT is the market leader in separation and handling of blood components. The group, with 2001 revenues of approximately SEK 27 billion (USD 2.7 billion), has 20,900 employees in some 40 countries.

Gambro AB
A public company (publ)
Reg no. 556041-8005
Jakobsgatan 6, P O Box 7373
SE-103 91 Stockholm
Sweden
Tel +46 8-613 65 00
Fax +46 8-611 28 30
Email info@gambro.com
www.gambro.com

Key data (excluding nonrecurring items)

MSEK	Q3 2002	Q3 2001	Jan-Sept 2002	Jan-Sept 2001	Oct 2001-Sept 2002	Jan-Dec 2001
Revenues	6,739	6,745	20,701	19,544	27,877	26,720
Operating earnings before depr.	1,144	1,070	3,376	3,191	4,453	4,268
EBITDA margin	*17.0%*	*15.9%*	*16.3%*	*16.3%*	*16.0%*	*16.0%*
EBITDA margin, incl. nonrecurring [2]	*17.0%*	*15.9%*	*16.3%*	*11.6%*	*15.8%*	*12.4%*
Operating earnings (EBIT)	400	350	1,196	1,159	1,507	1,470
EBIT margin	*5.9%*	*5.2%*	*5.8%*	*5.9%*	*5,4%*	*5.5%*
Earnings before tax (EBT)	287	139	773	610	867	704
Earnings per share (EPS) SEK [1]	0.27	0.00	0.66	0.45	0.60	0.39
Earnings per share (EPS) SEK [1] including nonrecurring [2]	0.27	0.00	0.66	-1.19	0.62	-1.22
Cash earnings per share (CEPS) SEK [3]	2.42	2.09	6.98	6.35	9.13	8.50
Goodwill amortization per share	-0.74	-0.84	-2.33	-2.38	-3.25	-3.30
Operating cash flow [4]	452	49	932	-681	1,602	-11
Operating cash flow per share [4]	1.31	0.14	2.70	-1.98	4.65	-0.03
Net debt	9,391	9,918	9,391	9,918	9,391	9,434

1) After full tax
2) The majority of the nonrecurring items in the 2001 figures refer to the provision of MSEK 927 for unbilled receivables for laboratory services in the U.S. recorded in second quarter last year. For more information see the Income Statement on page 12.
3) Net income plus depreciation and amortization divided by number of shares
4) Cash flow before acquisitions/divestitures and taxes

THIRD QUARTER 2002 (* =currency adjusted)

Gambro's third quarter 2002 **revenues** increased by 11% currency adjusted; in nominal values the development was flat. Revenues for the quarter reached MSEK 6,739 (6,745) with no major acquisitions. Revenue development in major markets was in line with or above market growth, Europe +3% (+5%*), U.S. +2% (+15%*) and Asia and the rest of the world -18% (+1%*).

Growth was balanced between the company's three business areas. For Gambro Healthcare, revenues grew by 1% (16%*), including a continued improvement in revenue per treatment in the U.S. For Gambro Renal Products, revenues increased by 2% (7%*). Internal sales grew by 43%*, 13%* on a comparable basis, excluding effects of a change in reporting from last year. Gambro BCT revenues decreased by 3%, but increased by 7% currency adjusted.

Operating margin, EBITDA, for the Group reached 17.0% (15.9%). Gambro Healthcare improved its margin to 15.6% (14.3%), with increased margin in the U.S. and a slightly reduced margin in the non-U.S. business. The combined EBITDA margin for Gambro Renal Products and Gambro BCT improved to 19.3% (19.1%), an increase from second quarter this year as well as from third quarter last year. A minor capital gain from the divestiture of Scandinavian Heart Center is included in the EBITDA margin (reported in "Others").

Operating earnings (EBIT) for the group increased by 14% (22%*) to MSEK 400 (350), with minor changes in amortization and depreciation mainly related to currency effects. The EBIT margin reached 5.9% (5.2%) including a MSEK 50 write down of Gambro BCT's technology investments.

The **financial net** was improved from third quarter last year due to lower U.S. interest rates and the capital gain of MSEK 45 from the divestiture of Thoratec shares. The financial net was effected negatively by the result of treasury operations. This is because by current Swedish Accounting Standards gains are not recognizable unless realized. These unrecognized gains mainly refer to transactions made to keep interest duration in line with Gambro's financial policy. **Earnings before tax (EBT)** increased by 106% from last year.

The crude tax rate was higher than for the third quarter 2001 mainly due to the geographical change of earnings; more of the Gambro group earnings are currently created in the U.S., with higher tax rate than most European countries. **Net income** for the quarter increased from MSEK 1 last year to MSEK 91 this year.

The group experienced a positive development in **operating cash flow**, mainly due to a strong cash flow from Gambro Healthcare as a result of improved underlying performance and very good management of accounts receivable. **Net debt** on September 30 amounted to MSEK 9,391, a reduction by MSEK 217 from the second quarter. The average net debt was some MSEK 900 lower than for the second quarter but on the same level as the third quarter 2001. Financial net was reduced to MSEK -113 (-211), mainly as a result of lower U.S. dollar interest rates and the capital gain of MSEK 45 from the divestiture of Thoratec shares.

OUTLOOK

The company reconfirms its overall objectives for the year 2002 - to leverage the improved platform for growth and profitability. Focus will also be on defining the business model as an integrated service provider and exploring new growth opportunities. The financial objectives for the group in 2002 are to deliver a revenue growth of 8-10%, improve the operating margin trend and further improve operating cash flow. The financial results on a group level will be affected by costs related to the subpoena in Gambro Healthcare U.S.

*) Currency adjusted

GAMBRO HEALTHCARE

MSEK	Q3 2002	Q3 2001	Nominal	Currency adjusted	Jan-Sept 2002	Jan-Sept 2001	Nominal	Currency adjusted
Revenues	4,186	4,146	+1%	+16%	12,754	11,835	+8%	+13%
U.S.	3,811	3,713	+3%	+16%	11,620	10,622	+9%	+13%
Rest of the world	375	433	-13%	+14%	1,134	1,213	-7%	+15%
EBITDA	654	595	+10%	+25%	1,899	1,671	+14%	+19%
EBITDA margin	15.6%	14.3%			14.9%	14.1%		
EBIT	228	129	+77%	+98%	574	351	+64%	+72%
EBIT margin	5.4%	3.1%			4.5%	3.0%		

On September 30, Gambro operated 688 clinics, serving 52,780 patients worldwide. During the third quarter 3 clinics were divested, 8 de novos were opened and 2 new clinics came from organizational changes in the U.S. Outside the U.S. one clinic was acquired in Turkey as a part of establishing sales operations in Turkey.

Gambro Healthcare experienced a strong organic revenue growth driven by increased efficiency mainly in the U.S. business, and reimbursement increases in some non-U.S. countries. The EBITDA margin improved from the second quarter this year as well as compared to the third quarter last year as a result of effective regional improvement programs, which included excellent collection experience. As a result a further reduction in average DBOs, days billing outstanding, was achieved in the U.S.

Gambro Healthcare U.S. third quarter 2002

Revenues per treatment in the U.S. reached USD 255, a quarter-on-quarter increase of USD 3 and a rise of USD 21 from the third quarter of 2001. The continued good performance in the quarter is due to improved treatment mix and solid pharmacy revenues. In addition, the improved laboratory billings were a driver of improved profitability. Earlier than expected, the laboratory billing is now back on the same level as before the change in the billing system, i.e. USD 10 per treatment. Labor cost per treatment was slightly lower in the quarter compared with the second quarter due in part to summer vacations but also due to productivity improvements driven by management's focus on labor costs. In line with the strategy to be very selective with acquisitions, no acquisition was made during the quarter. Same store treatment growth exceeded 6%. Gambro Healthcare U.S. continued to improve EBITDA and EBIT margins significantly. Although there is room for further operating margin improvement, the improvement going forward is not expected to continue at the current pace.

Subpoena

During the quarter Gambro Healthcare Inc., continued to provide documents, pursuant the subpoena received in June 2001 from the United States Department of Justice. The subpoena requested information and documentation from Gambro Healthcare relating to various aspects of its dialysis operations in the United States. MSEK 28 (January -September MSEK 69) in legal fees and other costs of collecting the information requested in the subpoena, was recorded in the third quarter 2002 (in "Other"). The legal fees for the full year 2002 are expected to reach a level of about MSEK 100. Gambro Healthcare anticipates that it will take much of 2002 to complete its response to the subpoena. The U.S. government has not served Gambro Healthcare with any claim or lawsuit. Depending on the results of its investigation, the U.S. government could seek material monetary penalties and other remedies.

Gambro Healthcare International (non-U.S.) third quarter 2002

Gambro Healthcare International's clinics are located in Europe (106 clinics in ten countries), Argentina

(31 clinics), Uruguay (4 clinics) and Australia (3 clinics). The nominal revenue development in the quarter was primarily affected by the devaluation in Uruguay. Same store treatment growth was 4% for the quarter. Good development was shown particularly in Portugal, France, Spain and Hungary. Gambro Healthcare International's EBITDA margin was reduced from second quarter this year mainly due to a negative development in Uruguay. Compared to third quarter last year increased labor costs in some countries and the devaluation in Argentina contributed to a reduced margin. The business situation in Argentina is now stabilized.

	2002			2001			
	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Total number of treatments in Consolidated clinics (thousand)	**1,928**	**1,888**	**1,819**	**1,856**	**1,807**	**1,787**	**1,686**
U.S.	1,593	1,563	1,509	1,534	1,500	1,497	1,426
Rest of the world	335	325	310	322	307	290	260
Revenue per treatment, U.S. (USD)	255	252	246	242	234	233	239
of which is Laboratory Services	10	9	9	6	4	3	10

	Sept 30		Sept 30, 2002	Sept 30, 2002
	2002	2001	vs. Sept 30, 2001	vs. June 30, 2002
Total number of clinics	**688**	**672**	**+16**	**+8**
U.S.	544	531	+13	+7
Rest of the world	144	141	+3	+1
Total number of patients	**52,780**	50,300	+2,480	+520
U.S.	42,030	39,800	+2,230	+400
Rest of the world	10,750	10,500	+250	+120

Gambro patient outcomes April-June 2002*	United States	Europe
Demographics of patients (averages)		
Age (years)	60.2	62.5
Time on dialysis (years)	2.7	4.4
Weight (kg)	75.5	65.7
Prevalence of diabetes	31%	16%
Outcomes		
Kt/V[1] (average)	1.49	1.48
Kt/V >1.3	79%	79%
Urea reduction ratio[2] (average)	74%	74%
Albumin[3] >35 g/l	78%	87%
Hemoglobin[4] >11g/dl	78%	71%
Hematocrit[5] (average)	35%	N/A

* Latest period for which information is available.

1) Kt/V is a method of assessing the quantity of dialysis delivered. Most national standards recommend a minimum acceptable target for Kt/V of 1.2 in a thrice-weekly dialysis schedule.

2) Urea reduction ratio (URR) is a measure of how effectively a dialysis treatment removes urea from the body. Most national standards recommend a minimum URR of 65% in a thrice-weekly dialysis schedule.

3) Albumin is the major plasma protein responsible for much of the plasma colloid osmotic pressure, as it cannot pass the wall of blood vessels. In dialysis patients, serum albumin is used as a marker of nutrition and inflammation. A serum albumin concentration of >35 g/l is generally defined as adequate, although the target value depends on the analysis method used.

4) Hemoglobin is the iron-containing protein in red blood cells that transports oxygen in the body. Hemoglobin is used as a marker of anemia management. The current target for hemoglobin in dialysis patients is >11 g/dl.

5) Hematocrit is a measure of the volume fraction of red blood cells. Hematocrit is used as a marker of anemia management, mainly in the U.S. Most standards recommend hematocrit in dialysis patients to be >33 %.

Gambro Renal Products and Gambro BCT								
	Q3			Currency	Jan-Sept			Currency
MSEK	2002	2001	*Nominal*	*adjusted*	2002	2001	*Nominal*	*adjusted*
Revenues								
Gambro Renal Products	2,426	2,383	*+2%*	*+7%*	7,559	7,090	*+7%*	*+8%*
Gambro BCT	451	464	*-3%*	*+7%*	1,421	1,354	*+5%*	*+8%*
Total	2,877	2,847	*+1%*	*+7%*	8,980	8,444	*+6%*	*+8%*
EBITDA[1)]	555	545	*+2%*	*+6%*	1,723	1,715	*0%*	*0%*
EBITDA margin[1)]	19.3%	19.1%			19.2%	20.3%		
EBIT[1)]	244	297	*-18%*	*-15%*	884	1,019	*-13%*	*-14%*
EBIT margin[1)]	8.5%	10.4%			9.8%	12.1%		

1) Combined for Gambro Renal Products and Gambro BCT (not reported separately)

GAMBRO RENAL PRODUCTS

Gambro Renal Products third quarter 2002

Revenues showed a growth of 2% (+7%*), including strong growth for synthetic dialyzers and BiCart, dry concentrate for hemodialysis. The new PD fluid, Gambrosol trio, continued to perform well. Internal sales continued to show good growth and were up by 43%, currency adjusted, compared to the third quarter last year. On a comparable basis the growth was 13% currency adjusted. The difference is made up of internal sales of spare parts that historically have been accounted for net. Gambro has reached a natural limit for internal sales and does not expect growth beyond underlying revenue growth.

The sales trend was favorable in the Nordic countries as well as France, the U.K., Italy and Portugal. Sales developed very well in the U.S., South Korea and Australia. Africa, Middle East, Eastern Europe, Japan and Canada experience lower growth compared to last year.

Gambro Renal Products and Gambro BCT combined operating earnings margin (EBITDA) reached 19.3% compared to 19.1% third quarter 2001.

Gambro entered the renal market in Turkey through an important strategic acquisition of an operation including both product sales and clinic activities. With the acquisition Gambro gets an immediate and strong market position with a market share of 10-12% for dialysis products. The acquisition also includes the largest dialysis clinic in Ankara with about 125 patients.



GAMBRO BCT

Gambro BCT third quarter 2002

Revenues declined by 3% (+7%*). Sales in the U.S. showed good growth and improved from the second quarter. Sales of core products across most of Europe delivered solid growth, especially in major markets like France, Spain and the U.K. In the rest of the world Brazil and Australia showed a strong development.

Gambro BCT and Gambro Renal Products combined operating earnings before depreciation increased 2% (6%*), while the operating margin (EBITDA) reached 19.3% compared to 19.1% third quarter 2001. The EBITDA margin for Gambro BCT was above third quarter last year and was the contributor to the improved margin. The EBIT margin for the product areas was negatively affected by an impairment charge related to Gambro's technology investments in Eligix due to the significantly lower than expected sales of the Eligix HDM Cell Separation Systems caused by pharmaceutical competition, reimbursement challenges, and a longer than anticipated selling cycle. Gambro BCT remains committed to developing the market for the Eligix technology.

Gambro BCT signed an important agreement to implement Trima Automated Blood Collection technology in the American Red Cross Blood Regions throughout the U.S. American Red Cross collects and distributes nearly half of the U.S. blood supply, collecting over six million units of blood annually.

During the third quarter, Gambro BCT received clearance from the U.S. Food and Drug Administration to market the Trima Accel Blood Collection System. Trima Accel expands the benefits of the Trima system, using superior single stage blood separation technology to give blood centers greater flexibility through exceptional collection efficiency. The performance flexibility of the Trima Accel allows blood centers to safely collect more blood components (leukoreduced red blood cells, platelets and plasma, including double red cells) from existing donors; reduce collection procedure times by up to 20% or more and manage flow rates to improve donor satisfaction.

<u>Pathogen Reduction Technology (PRT)</u>

In the third quarter MSEK 50 (40) was invested in Gambro BCT's riboflavin-based Pathogen Reduction Technology project; MSEK 125 (99) in the first nine month. Due to products and process improvements the total investments for the year 2002 should not exceed MUSD 20 (earlier estimation MUSD 25) including an initiation of Phase 1 clinical trials for the pathogen reduction of platelets before the end of the year. During the third quarter several strategically important milestones for Gambro's Pathogen Reduction Technology project were reached:

- Gambro established a separate U.S. based company to realize the full potential of the pathogen reduction technology. The company is currently in the process of seeking external strategic and financial partners to capture the full potential of the technology platform. The objective is to be the global market leader in the pathogen reduction of platelets, red blood cells and plasma through its break-through technology. The technology could also have significant applications in adjacent fields like cell therapies and the plasma fractionation industry. Gambro BCT will be the lead sales, marketing, and distribution partner for platelet products.

- Gambro BCT completed a significant research and development milestone with its strategic partner Sangart, Inc., by demonstrating the pathogen reduction efficacy of PRT in the preparation of Sangart's oxygen transport agent Hemospan.

- Gambro BCT and its research and development partner, Walter Reed Army Institute of Research released preliminary results from a study of the effectiveness of the PRT Technology for neutralizing malaria in donated blood products. The results of the study demonstrated that the process is effective in eliminating malaria to the levels of detection from an infected unit of blood.

INVESTMENTS

MSEK	Q3 2002	Q3 2001	Jan-Sept 2002	Jan-Sept 2001
Gambro Renal Products	454	278	1,240	930
Gambro Healthcare	208	176	681	590
Gambro BCT	54	158	172	250
Total investments excluding acquisitions	716[1)]	612[1)]	2,093[1)]	1,770[1)]
Acquisitions	25	106	171	1,415
Total investments gross	741	718	2,264	3,184
Less: Disposals	-55	-118	-156	-319
Total investment activities	686	600	2,108	2,865
1) Of which is capitalized development costs	35	44	125	141

The majority of the investments are related to capacity expansions. Gambro Renal Products' investments largely refer to new production capacity for dialyzers in Germany and France, which will be ready in the first half of 2003 and solutions in Italy and the United States which will be up and running in 2003-2004.

Gambro Healthcare's investments largely refer to de novo clinics, the replacement of equipment in existing clinics and IT systems.

In August, Gambro divested its open-heart surgery subsidiary Scandinavian Heart Center, SHC AB, with annual revenues of approximately MSEK 65, to the Swedish company Capio AB. The sale is a natural consequence of Gambro having divested the cardiopulmonary products business Cobe CV in 1999. Following that divestiture, SHC was the only remaining Gambro operation in the field of open-heart surgery, with limited connection to Gambro's core business in renal care and blood component technology.

FINANCIAL POSITION

MSEK	Q3 2002	Q3 2001	Jan-Sept 2002	Jan-Sept 2001
Net debt[1], closing balance September 30	9,391	9,918	9,391	9,918
Net debt[1], average	9,900	9,900	10,400	9,000
Financial net	-113	-211	-423	-549
of which interest	-112	-199	-396	-497
Average interest rate	4.5%	8.0%	5.1%	7.4%

1) Loans and accruals for pension less cash and short-term investments

Net debt for the first nine months 2002 was reduced by MSEK 43, including a reduction by MSEK 217 in third quarter.

For the quarter and for the first nine months 2002 the financial net was reduced in comparison with last year. The improved financial net for both periods was due to reduced U.S. dollar interest rates and the capital gain from sales of shares in Thoratec.

The equity/assets ratio at the close of this period was 55% (57%). Return on equity for the first nine months was 1.4% (-2.4%) and return on capital employed 5.3% (1.7%). By the end of the period equity per share was 58 SEK (68). The change is mainly related to currency effects.

PERSONNEL

The total number of employees in the Gambro group increased by 504 during the first nine months, including 193 in the third quarter. By the end of the period, the total number of employees amounted to 20,875.

OTHER

The Gambro group applies recommendations by the Swedish Financial Accounting Standards Council and statements by their emerging issues task force. On January 1, 2002, seven new recommendations were introduced; Gambro applied five of them as of 2001. Therefore only two new recommendations are introduced this year; RR21, Borrowing costs (The recommendation gives two alternatives, Gambro applies the principal rule, implying that borrowing costs should be recorded in the result for the related period. Gambro has used this principal before) and RR23, Related party disclosures. The introduction of the new recommendations has no effect on this years' nor earlier years' results.

The contingent liabilities and contingent assets of the Group have not significantly changed since year-end with exception of the contingent liabilities for the equity swaps used for hedging of employee option programs (see Note 2 in the Annual Report 2001 for further information). Based on the stock price per end of September the contingent liabilities for the equity swaps are 336 MSEK. As the swaps are long-term (maturing 2006-2008) and as there are no clear accounting standards or practices in Sweden the amount is disclosed as a memorandum item until further notice.

PARENT COMPANY

Parent Company earnings before tax and appropriations amounted to MSEK 302 (3,371) for the first nine months. The Parent Company's liquid funds at the end of the quarter amounted to MSEK 87 (39).

AFTER THE CLOSING OF THE PERIOD

No significant events that affect the Group's or the Parent Company's financial position have occurred since the end of the period.

Stockholm, October 25, 2002

Sören Mellstig
President and CEO

This report has not been subject to examination by the Company's auditors.

For further information please contact:

Lars Granlöf, Senior Vice President, CFO, tel. +46-8-613 65 00, +46 70 513 65 48
Bengt Modéer, Senior Vice President, Corporate Communications, tel. +46 8 613 65 00, +46 70 513 65 33
Pia Irell, Director, Investor Relations, tel. +46 8 613 65 00, +46 70 513 65 91
Kevin Smith, President, Gambro Inc., Investor Relations U.S., tel. +1 303 231 4750

Gambro's financial information is also available on the Internet: www.gambro.com

The company will host a conference call and web cast to present its third quarter results today at 16:00 Central European time. Teleconference callers should dial +44 (0)20 8240 8244 (if calling from Europe) or +1 303 713 7929 (if calling from the U.S.). Regarding the web cast, please find all related information on Gambro's web site: www.gambro.com/investors/.

Calendar:

Full year report:	February 13, 2003
Annual General Meeting:	April 10, 2003
Three-month report:	April 25, 2003
Six-month report:	July 25, 2003
Nine-month report:	October 24, 2003

Revenues by business area

MSEK	January-September 2002	January-September 2001	Change in % Jan-Sept Nominal	Change in % Jan-Sept Currency adj.	Change in % Q3 Nominal	Change in % Q3 Currency adj.	Full year 2001
Gambro Healthcare	12,754	11,835	+8%	+13%	+1%	+16%	16,238
Gambro Renal Products	7,559	7,090	+7%	+8%	+2%	+7%	9,663
Intra-Group	-1,033	-735	+40%	+43%	+30%	+43%	-1,013
Total, Renal Care	*19,280*	*18,190*	+6%	+10%	0%	+11%	*24,888*
Gambro BCT	1,421	1,354	+5%	+8%	-3%	+7%	1,832
Total	20,701	19,544	+6%	+9%	0%	+11%	26,720

Revenues by market

MSEK	January-Sept 2002	January-Sept 2001	Change in % Jan-Sept Nominal	Change in % Jan-Sept Currency adj.	Change in % Q3 Nominal	Change in % Q3 Currency adj.	Full year 2001
Europe	5,498	5,154	+7%	+6%	+3%	+5%	7,074
United States	13,338	12,276	+9%	+12%	+2%	+15%	16,799
Asia, Pacific, RoW	1,865	2,114	-12%	+2%	-18%	+1%	2,847
Total	20,701	19,544	+6%	+9%	0%	+11%	26,720



GAMBRO GROUP INCOME STATEMENT

MSEK	Q3 2002	Q3 2001	Jan-Sept 2002	Jan-Sept 2001	Oct 2001-Sept 2002	Full year 2001
Revenues	**6,739**	**6,745**	**20,701**	**19,544**	**27,877**	**26,720**
Cost of sales	-5,049	-5,066	-15,473	-14,703	-20,917	-20,147
Gross earnings	**1,690**	**1,679**	**5,228**	**4,841**	**6,960**	**6,573**
Operating expenses	-1,290	-1,329	-4,032	-4,609	-5,715	-6,292
Operating earnings (EBIT) [1) 2)]	**400**	**350**	**1,196**	**232**	**1,245**	**281**
Financial items, net	-113	-211	-423	-549	-348	-474
Earnings before tax (EBT)	**287**	**139**	**773**	**-317**	**897**	**-193**
Taxes	-183	-120	-505	-51	-624	-170
Minority Interest	-13	-18	-42	-42	-59	-59
Net income [3)]	**91**	**1**	**226**	**-410**	**214**	**-422**
1) Earnings before depreciation and amortization (EBITDA)	1,144	1,070	3,376	2,264	4,417	3,305
2) Of which, nonrecurring items						
Impairment, goodwill					-228	-228
Impairment, other assets					-62	-62
Reversal of provisions					27	27
Provision for lab. billing				-927	0	-927
				-927	-263	-1,190
Amortization, goodwill	-256	-291	-804	-819	-1,121	-1,136
Depreciation, other assets	-488	-429	-1,376	-1,213	-1,823	-1,660
	-744	-720	-2,180	-2,032	-2,944	-2,796
3) Earnings per share before and after dilution (SEK)	0.27	0.00	0.66	-1.19	0.62	-1.22

Total number of shares outstanding 344,653,288 (before and after dilution) of which: Series A: 250,574,090
Series B: 94,079,198



QUARTERLY DATA PER SEGMENT

MSEK	2002 Q1	2002 Q2	2002 Q3	2002 Total	2001 Q 1	2001 Q 2	2001 Q 3	2001 Q 4	2001 Total
Revenues									
Gambro Renal Products	2,531	2,602	2,426	7,559	2,283	2,424	2,383	2,573	9,663
Gambro Healthcare	4,256	4,312	4,186	12,754	3,692	3,997	4,146	4,403	16,238
Gambro BCT	480	490	451	1,421	422	468	464	478	1,832
Intra-group	-358	-351	-324	-1,033	-217	-270	-248	-278	-1,013
Total Revenues	6,909	7,053	6,739	20,701	6,180	6,619	6,745	7,176	26,720
Operating earnings - before depr. (EBITDA)									
Products (GRP + BCT)	592	576	555	1,723	561	609	545	581	2,296
Healthcare	613	632	654	1,899	537	539	595	643	2,314
Nonrecurring items	-	-	-	-	-	-927	-	-35	-962
Other	-99	-82	-65	-246	-52	-73	-70	-148	-343
Total operating earnings - before depr. (EBITDA)	1,106	1,126	1,144	3,376	1,046	148	1,070	1,041	3,305
margin %	16.0%	16.0%	17.0%	16.3%	16.9%	2.2%	15.9%	14.5%	12.4%
margin excl nonrecurring %	16.0%	16.0%	17.0%	16.3%	16.9%	16.3%	15.9%	15.0%	16.0%
Operating earnings - after depr. (EBIT)									
Products (GRP + BCT)	329	311	244	884	355	367	297	335	1,354
Healthcare	160	186	228	574	131	91	129	131	482
Nonrecurring items	-	-	-	-	-	-927	-	-263	-1,190
Other	-103	-87	-72	-262	-66	-69	-75	-155	-365
Total operating earnings - after depr. (EBIT)	386	410	400	1,196	420	-538	350	49	281
margin %	5.6%	5.8%	5.9%	5.8%	6.8%	-8.1%	5.2%	0.7%	1.1%
margin excl nonrecurring %	5.6%	5.8%	5.9%	5.8%	6.8%	5.9%	5.2%	4.3%	5.5%
Financial net									
Interest net	-135	-149	-112	-396	-135	-163	-199	-195	-692
Other financial items	-3	-23	-1[1]	-27	-22	-18	-12	270[1]	218
Financial net	-138	-172	-113	-423	-157	-181	-211	75	-474
Earnings before tax (EBT)	248	238	287	773	263	-719	139	124	-193

Nonrecurring items	Q2 01	Q4 01	Total 2001
Provision for lab. billing	-927	0	-927
Reversal of provisions		27	27
Asset impairment, other		-62	-62
		-35	-962
Asset impairment, goodwill		-228	-228
		-263	-1,190

1) Including a capital gain of MSEK 293 in Q4 2001 and MSEK 45 in Q3 2002, related to the divestiture of shares in Thoratec Corp.

Exchange rates (SEK)	Closing rate Q3 2002	Average rate 2002 Q1	2002 Q2	2002 Q3	2002 YTD	2001 Q1	2001 Q2	2001 Q3	2001 Q4	2001
USD-rate	9.29	10.43	9.97	9.33	9.91	9.75	10.31	10.57	10.53	10.29
EUR-rate	9.15	9.15	9.15	9.24	9.18	9.00	9.04	9.38	9.46	9.22



GAMBRO GROUP BALANCE SHEET

MSEK	Sept 30 2002	Sept 30 2001	December 31 2001
ASSETS			
Fixed assets			
Intangible assets [1]	15,603	19,055	18,107
Tangible assets	7,823	7,722	7,865
Shares and participations	193	257	236
Long-term receivables	2,007	2,900	2,274
Total fixed assets	**25,626**	**29,934**	**28,482**
Current assets			
Inventories	2,764	2,862	2,743
Trade receivables	5,890	6,713	6,335
Other current receivables	1,968	1,370	1,692
Liquid assets	484	947	899
Total current assets	**11,106**	**11,892**	**11,669**
TOTAL ASSETS	**36,732**	**41,826**	**40,151**
SHAREHOLDERS' EQUITY AND LIABILITIES			
Shareholders' equity [2]	20,092	23,531	22,571
Minority interests	161	202	182
Provisions	2,551	2,617	2,490
Long-term liabilities	8,119	8,475	8,650
Current liabilities	5,809	7,001	6,258
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**36,732**	**41,826**	**40,151**
NET DEBT	9,391	9,918	9,434

1) Of which goodwill: 14,598 / 18,134 / 17,166

2) Total number of shares outstanding, 344,653,288 (of which Series A: 250,574,090, Series B: 94,079,198)

Shareholders' equity:		Sept 30 2002	Sept 30 2001	December 31 2001
	Opening balance	22,571	21,897	21,897
	Net income	226	-410	-422
	Translation difference	-2,326	2,423	1,475
	Dividend	-379	-379	-379
	Closing balance	20,092	23,531	22,571

STATEMENT OF CHANGES IN FINANCIAL POSITION

MSEK	January-Sept 2002	2001	Full year 2001
Operating activities			
Earnings before tax	773	-317	-193
Adjustment for non-cash items			
Depreciation and write-downs	2,180	2,032	3,024
Provisions	38	43	30
Unrealized exchange gains/losses	-7	-727	113
Capital gains/losses	-55	-2	-308
Non-distributed earnings in associated companies	9	20	22
Income taxes paid	-402	-20	-25
Cash flow from current operations before changes in operating capital	2,536	1,029	2,663
Changes in operating capital:			
Inventories	-215	-493	-198
Receivables	-371	-523	253
Liabilities	-264	540	-281
Cash flow from operating activities	1,686	553	2,437
Investment activities			
Investments in financial fixed assets	-45	-209	-222
Disposals of financial fixed assets	52	22	334
Investments in intangible fixed assets	-450	-1,546	-1,654
Disposals of intangible fixed assets	21	196	31
Investments in tangible fixed assets	-1,768	-1,429	-2,181
Disposals of tangible fixed assets	82	101	96
Cash flow from investment activities	-2,108	-2,865	-3,596
Financing activities			
Change in loans	440	3,092	1,813
Dividend paid	-379	-379	-379
Cash flow from financing activities	61	2,713	1,434
Cash flow this period	-361	401	275
Liquid assets, opening balance	899	600	600
Currency effect in liquid assets	-54	-54	24
Liquid assets at closing balance	484	947	899

Cash flow from operating activities	1,686	553	2,437
Cash flow from investment activities	-2,108	-2,865	-3,596
Add back: Change in operating capital	850	476	226
Add back: Nonrecurring working capital changes	-	927	990
Change in operating working capital	4	-1,654	-1,084
Add back: Provisions and Unrealized exchange gains/losses	-31	684	-143
Add back: Acquisitions/divestitures net	74	1,178	934
Add back: Income taxes paid	402	20	25
Net assets acquired during the period	55	0	200
Operating cash flow	**932**	**-681**	**-11**
Of which currency effects	615	-819	-619



October 25, 2002

FIVE YEAR SUMMARY

MSEK	2001	2000	1999	1998 [4]	1997
Income statement					
Revenues	26,720	22,245	19,743	18,734	19,490
Earnings after financial items (EBT)	-193	-527	1,893	4,991	13,890
Net income	-422	982	1,605	2,308	11,520
Balance sheet					
Total assets	40,151	36,664	33,920	33,406	49,881
Net debt	9,434	7,275	4,632	2,242	7,786
Shareholders' equity	22,571	21,897	19,655	17,850	25,385
Cash flow analysis					
Operating cash flow [2]	-11 [6]	1,103	2,048	4,213	13,485
Investments in fixed assets, net	-2,465	-1,741	-1,529	-1,587	-1,258
Change in net debt	-2,159	-2,643	-2,390	5,544	3,377
Key figures					
Earnings per share, SEK [3) 4)]	-1.22	2.85	4.66	6.70	33.70
Operating cash flow per share [2], SEK	-0.03	3.20	5.94	12.22	39.13
Shareholders' equity per share, SEK [3) 4)]	65	64	57	52	74
Net asset value per share, SEK [1) 4)]	65	64	57	52	101
Dividend per share, SEK [4]	1.10	1.10	1.10	1.00 [5]	2.00
Gambro share, total return, %	-0.5	-10.7	-11.0	-29.3	46.9
Return on shareholders' equity, % [3]	-1.9	4.7	8.6	10.7	57.6
Return on total capital, %	1.6	0.9	7.4	14.6	35.3
Return on capital employed, %	2.0	1.2	10.8	19.7	44.5
Interest coverage ratio	0.8	0.4	4.1	5.5	14.7
Solidity (equity/assets ratio), %	57	60	59	54	52
Statistical data					
Average number of employees	19,534	17,999	17,354	17,332	16,108
Wages, salaries incl. social costs	9,122	7,191	6,265	5,783	5,364

1) Shareholders' equity/share adjusted for surplus value in associated companies
2) Cash flow before acquisitions and taxes
3) After full tax
4) All figures per share are proforma after split (June 1998)
5) In addition, value transferred in the sale of ABB shares
6) Exclusive capital gain on sale of Thoratec shares.

GAMBRO

03 MAY 28 AM 7:21

INFORMATION
October 7, 2002

Bengt Modéer to take responsibility for Corporate Communications

Stockholm, Sweden, October 7, 2002 – Gambro AB (Stockholmsbörsen: GAMBaST, GAMBbST), a leading international medical technology and healthcare company, today announced that *Bengt Modéer* has been appointed Senior Vice President Corporate Communications and will take up his new responsibility as of today, October 7, 2002.

Presently Bengt Modéer is Senior Vice President Innovation Management within Gambro Strategic Development, GSD. He will, on a part-time basis, continue to work within GSD, including initiatives in the ongoing joint actions between the renal clinics and products operations.

Bengt Modéer will take over the responsibility for Corporate Communications after Janette Jennische, who has worked for Gambro on a temporary basis.

Bengt Modéer has held different leading positions in Gambro and Incentive. He was Senior Vice President R&D in the former development group Incentive, where he also was responsible for Corporate Communications and served as Company Secretary. For many years he was responsible for Corporate Communications in Gambro. Bengt Modéer holds an MSc and a Dr.Eng. degree at the Royal Institute of Technology, Stockholm.

For further information please contact:
Bengt Modéer, Senior Vice President, Corporate Communications, tel. +46-8-613 65 33, +46-70-513 65 33
Pia Irell, Investor Relations Director, Corporate Finance, tel. +46-8-613 65 91, +46-70-513 65 91

Gambro is a global medical technology and healthcare company with leading positions in renal care - services and products - and blood component technology. Gambro Healthcare is one of the leading providers of kidney dialysis services in the world with more than 52,200 patients in 680 clinics worldwide. Gambro Renal Products comprises dialyzers, dialysis machines, blood lines and dialysis concentrates. Gambro BCT is the market leader in separation and handling of blood components. The group, with 2001 revenues of approximately SEK 27 billion (USD 2.7 billion), has 20,600 employees in some 40 countries.

Gambro AB
A public company (publ)
Reg no. 556041-8005
Jakobsgatan 6, PO Box 7373
SE-103 91 Stockholm
Sweden
Tel +46 8-613 65 00
Fax +46 8-611 28 30
info@gambro.com
www.gambro.com

GAMBRO®

PRESS RELEASE
September 3, 2002

Gambro establishes separate company to capture full potential of pathogen reduction technology

Stockholm, Sweden, September 3, 2002 – Gambro AB (Stockholmsbörsen: GAMBaST, GAMBbST), a leading international medical technology and healthcare company, today announced that its wholly owned subsidiary, Gambro BCT, Inc., has established a separate U.S. based company named Gambro Pathogen Reduction Technology, Inc. (PETCo). The goal of this action is to realize the full potential of the pathogen reduction technology, developed by Gambro BCT.

PETCo's objective is to be the global market leader in the pathogen reduction of platelets, red blood cells and plasma through its break-through technology. The technology could also have significant applications in adjacent fields like cell therapies and the plasma fractionation industry. The incorporation of PETCo will facilitate seeking strategic partnerships and will allow for external funding to capture the full potential of the technology platform.

"Gambro BCT will be PETCo's lead sales, marketing, and distribution partner for key geographic markets and blood components closely connected with its core blood banking business", says Gambro BCT President, David Perez. "Gambro BCT is committed to increasing the safety of the world's blood supply by working with PETCo as a key strategic partner to bring this technology to the market."

Facts on Gambro BCT's Pathogen Reduction Technology

Gambro BCT's unique Pathogen Reduction Technology uses light and riboflavin, to alter the nucleic acids of pathogens, rendering them inactive. Gambro BCT's technology is the first that can inactivate pathogens in all three major blood components: red blood cells, platelets and plasma. Non-toxic and non-mutagenic, riboflavin is ingested in normal diets. In fact, riboflavin is considered essential for human health. The technology offers key benefits as safety – as it's a natural process; simplicity – since no removal of residual compounds is required; and cost effectiveness - because of its inherently simple process.

For further information please contact:
David Perez, CEO, PETCo, and President, Gambro BCT, tel. +1 303 232 68 00,
Janette Jennische, Vice President, Corporate Communications, tel. +46-8-613 65 99, +46-70-212 50 53
Pia Irell, Investor Relations Director, Corporate Finance, tel. +46-8-613 65 91, +46-70-513 65 91

Gambro is a global medical technology and healthcare company with leading positions in renal care - services and products - and blood component technology. Gambro Healthcare is one of the leading providers of kidney dialysis services in the world with more than 52,200 patients in 680 clinics worldwide. Gambro Renal Products comprises dialyzers, dialysis machines, blood lines and dialysis concentrates. Gambro BCT is the market leader in separation and handling of blood components. The group, with 2001 revenues of approximately SEK 27 billion (USD 2.7 billion), has 20,600 employees in some 40 countries.

Gambro AB
A public company (publ)
Reg no. 556041-8005
Jakobsgatan 6, PO Box 7373
SE-103 91 Stockholm
Sweden
Tel +46 8-613 65 00
Fax +46 8-611 28 30
info@gambro.com
www.gambro.com



03 MAY 20 AM 7:21

PRESS RELEASE
August 20, 2002

Gambro sells Scandinavian Heart Center in Sweden

Stockholm, Sweden, August 20, 2002 – Gambro AB (Stockholmsbörsen: GAMBaST, GAMBbST), a leading international medical technology and healthcare company, today announced that an agreement has been reached to sell the open-heart surgery subsidiary Scandinavian Heart Center SHC AB in Gothenburg, Sweden, to the Swedish company Capio AB.

Apart from the open-heart surgery center, SHC also operates an ambulatory angiography business through its subsidiary Svensk Angiografi AB.

Gambro has been involved in the company ever since it became operational in 1985, at first as a minority owner and from 1994 as the sole owner. The sale is a natural consequence of Gambro having divested its cardiopulmonary products business Cobe CV in 1999. Following that divestiture, SHC was the only remaining Gambro operation in the field of open-heart surgery, with limited connection to Gambro's core business in renal care and blood component technology.

Karl-Axel Axelsson, head of Gambro Renal Products in the Nordic countries and also Chairman of SHC, says, "We are very happy that we have been able to accomplish a transition of SHC to an experienced healthcare provider with an adequate organizational structure and a commitment to further develop the business."

The sale of SHC has only a marginal effect on Gambro's result and revenues.

The annual sales of SHC amount to approx. MSEK 65, including the angiography business, and the number of employees is 70 persons. The company has a 6% share of the Swedish market and performs more than 550 operations each year.

For further information please contact:
Janette Jennische, Vice President, Corporate Communications, tel. +46-8-613 65 99, +46-70-212 50 53

Gambro is a global medical technology and healthcare company with leading positions in renal care - services and products - and blood component technology. Gambro Healthcare is one of the leading providers of kidney dialysis services in the world with more than 52,200 patients in 680 clinics worldwide. Gambro Renal Products comprises dialyzers, dialysis machines, blood lines and dialysis concentrates. Gambro BCT is the market leader in separation and handling of blood components. The group, with 2001 revenues of approximately SEK 27 billion (USD 2.7 billion), has 20,600 employees in some 40 countries.

Gambro AB
A public company (publ)
Reg no. 556041-8005
Jakobsgatan 6, P.O. Box 7373
SE-103 91 Stockholm
Sweden
Tel +46 8-613 65 00
Fax +46 8-611 28 30
info@gambro.com
www.gambro.com



PRESS RELEASE
August 19, 2002

Gambro announces research results for inactivation of malaria in donated blood

Stockholm, Sweden, August 19, 2002 – Gambro AB (Stockholmsbörsen: GAMBaST, GAMBbST), a leading international medical technology and healthcare company, today announced that its wholly owned subsidiary, Gambro BCT, Inc., and cooperative research and development partner, Walter Reed Army Institute of Research (WRAIR), have released preliminary results from a study of the effectiveness of Gambro's riboflavin-based Pathogen Reduction Technology for neutralizing malaria in donated blood products. The results of the study indicate that a process using riboflavin (vitamin B2) and light is effective in eliminating malaria from an infected unit of blood.

The study took deliberately infected red blood cells and treated them either with riboflavin alone or with riboflavin plus light. The results showed that malaria was inactivated by riboflavin in the presence of light. The type of light used is very similar to the lights used in bilirubin therapy for infants. In the blood samples treated with riboflavin and no light, the malaria was temporarily arrested, only to show growth again after a few weeks.

The results of the study are to be presented by Dr. Lloyd Lippert, Principal Investigator at WRAIR, at the annual meeting of the International Society for Blood Transfusion, in Vancouver, B.C., Canada on August 24-29.

Gambro BCT Pathogen Reduction Technology demonstrates inactivation of malaria in red blood cells

"There are suggestions in medical literature going as far back as the 1960's that riboflavin has a retarding effect on the growth of the malaria parasite," said Dr. Ray Goodrich, Chief Science Officer for Gambro BCT's Pathogen Reduction Technology. "We set about to determine if our process, which utilizes riboflavin and light, would actually kill the parasite."

"This study is a first step in validating the usefulness of the riboflavin process toward eliminating the threat of malaria from the blood supply," said Dr. Goodrich. "We are also continuing our research into the effectiveness of the process with respect to viruses and bacteria."

Malaria is a leading parasite killer

Malaria is a leading parasite killer in developing countries. Affecting up to 500 million people around the globe, malaria kills one person every 15 seconds. It is a tropical disease characterized by cyclic fever, muscle stiffness, shaking and sweating. It is caused by a parasite transmitted by the female mosquito when it feeds on blood for its developing eggs.

Recent increases in immigration from malaria-affected countries, combined with more frequent travel through malarial zones, is making malaria a greater public health concern for western countries.



PRESS RELEASE
August 19, 2002

Malaria affects the U.S. blood supply

A high rate of blood collection errors and accidents reported to the U.S. Food and Drug Administration result from post-donation information having to do with travel to malaria-endemic regions. In the U.S. during 1998 these amounted to nearly 18% of the post donation information reports. Inactivation of malaria in blood holds the potential to free up thousands of donors who are now deferred from donation. Given the chronic blood shortages of recent years, this could help alleviate those shortages.

"Neutralizing malaria and other blood-borne parasites with our Pathogen Reduction Technology would represent a significant step forward in improving the safety and trust in the world's blood supply," says Kevin Simpson, Vice President and General Manager of Gambro BCT's Pathogen Reduction Technology group. "We are pleased to work towards that goal with Walter Reed's Medical Casualty Research, which has a long and internationally recognized record for conducting research and development of safe blood and blood product technologies."

Facts on Gambro BCT's Pathogen Reduction Technology

Gambro BCT's unique Pathogen Reduction Technology uses light and riboflavin, to alter the nucleic acids of pathogens, rendering them inactive. Gambro BCT's technology is the first that can inactivate pathogens in all three major blood components: red blood cells, platelets and plasma. Non-toxic and non-mutagenic, riboflavin is ingested in normal diets. In fact, riboflavin is considered essential for human health. The technology is one way Gambro BCT seeks to improve the safety of the world's blood supply.

For further information please contact:
Kevin Simpson, Vice President Gambro BCT, tel. +1 303 232 68 00, or visit the website www.gambrobct.com
Janette Jennische, Vice President, Corporate Communications, tel. +46-8-613 65 99, +46-70-212 50 53
Pia Irell, Investor Relations Director, Corporate Finance, tel. +46-8-613 65 91, +46-70-513 65 91

Gambro is a global medical technology and healthcare company with leading positions in renal care - services and products - and blood component technology. Gambro Healthcare is one of the leading providers of kidney dialysis services in the world with more than 52,200 patients in 680 clinics worldwide. Gambro Renal Products comprises dialyzers, dialysis machines, blood lines and dialysis concentrates. Gambro BCT is the market leader in separation and handling of blood components. The group, with 2001 revenues of approximately SEK 27 billion (USD 2.7 billion), has 20,600 employees in some 40 countries.

Gambro AB
A public company (publ)
Reg no. 556041-8005
Jakobsgatan 6, PO Box 7373
SE-103 91 Stockholm
Sweden
Tel +46 8-613 65 00
Fax +46 8-611 28 30
info@gambro.com
www.gambro.com



PRESS RELEASE
August 13, 2002

Gambro establishes sales company and clinical activity in Turkey

Stockholm, Sweden, August 13, 2002 – Gambro AB (Stockholmsbörsen: GAMBaST, GAMBbST), a leading international medical technology and healthcare company, today announced that the company has agreed to acquire all shares in the Bülten dialysis center in Turkey, which also includes the sales and service organizations Intac group, to integrate this into the company's business portfolio.

With this first acquisition in Turkey, Gambro will obtain both clinic activity and a local sales company in the country.

Lennart la Fleur, Managing Director Gambro Export, says, "The acquisition is a clear signal that we intend to move into this strategically important market, a market with more patients than Spain and almost as big as France. With the acquisition we get an immediate market position and a market share of 10-12 percent for dialysis products." The acquisition also includes the biggest dialysis clinic in Ankara, Bülten dialysis center, with currently 125 patients.

The dialysis market in Turkey has been growing by 15 percent per year in the last years, mainly in the private clinic sector. There are some 390 clinics today in the country, of which 35 percent are private. Around 45 percent of all patients are treated in private clinics. The number of dialysis patients is estimated at 24,000.

For further information please contact:

Lennart la Fleur, Managing Director Gambro Export, tel. +46-46-16 92 58, +46-70-818 92 58
Janette Jennische, Vice President, Corporate Communications, tel. +46-8-613 65 99, +46-70-212 50 53
Pia Irell, Investor Relations Director, Corporate Finance, tel. +46-8-613 65 91, +46-70-513 65 91
Kevin Smith, President Gambro Inc., Investor Relations US, tel. +1-303 231 4750

Gambro is a global medical technology and healthcare company with leading positions in renal care - services and products - and blood component technology. Gambro Healthcare is one of the leading providers of kidney dialysis services in the world with more than 52,200 patients in 680 clinics worldwide. Gambro Renal Products comprises dialyzers, dialysis machines, blood lines and dialysis concentrates. Gambro BCT is the market leader in separation and handling of blood components. The group, with 2001 revenues of approximately SEK 27 billion (USD 2.7 billion), has 20,600 employees in some 40 countries.

Gambro AB
A public company (publ)
Reg no. 556041-8005
Jakobsgatan 6, PO Box 7373
SE-103 91 Stockholm
Sweden
Tel +46 8-613 65 00
Fax +46 8-611 28 30
info@gambro.com
www.gambro.com



PRESS RELEASE

August 6, 2002

03 MAY 20 AM 7:21

Milestone achievement in virus inactivation technology by Gambro to be used in new artificial blood substitute

Stockholm, Sweden, August 6, 2002 – Gambro AB (Stockholmsbörsen: GAMBaST, GAMBbST), a leading international medical technology and healthcare company, today announced that its wholly owned subsidiary, Gambro BCT, Inc., has completed a significant research and development milestone with its strategic partner Sangart, Inc., by demonstrating the pathogen reduction efficacy of Gambro's Pathogen Reduction Technology (called PET) in the preparation of Sangart's oxygen transport agent Hemospan.

The research milestone achievement for Gambro's PET technology involved demonstrating significant reduction of a representative set of viruses impacting the blood supply, including the HIV virus. Sangart and Gambro BCT set the requirements for the milestone to meet anticipated regulatory requirements for pathogen reduction used in the manufacturing of Hemospan. The experiments have succeeded and show the PET process inactivates the viruses from intentionally infected samples to the limit of virus detection assays. The milestone achievement also required confirmation that the PET process does not confer cytotoxic or mutagenic effects. The results of these tests in both the treated blood and the resulting Hemospan product confirmed this, i.e. they were all negative.

Sangart will now use the PET technology to inactivate viruses potentially infecting the red blood cells in their new lead product Hemospan. This new blood substitute product is based upon the research of one of the world's leading authorities on hemoglobin-based oxygen carriers (HBOC), Dr. Robert Winslow. "The Gambro PET technology brings us one step closer to meeting the regulatory requirements for eliminating any potential risk for virus transmission. We are now able to focus on product development and clinical trials, with the aim of getting the product to market faster," Dr. Winslow commented.

"The results from the tests help confirm the potential for the PET technology. Our partnership with Sangart supports Gambro BCT's commitment to improving the safety and trust in the world's blood supply through safer blood and better transfusion options," says David Perez, President of Gambro BCT.

Facts on Gambro BCT's Pathogen Reduction Technology

Gambro BCT's unique Pathogen Reduction Technology uses light and riboflavin, to alter the nucleic acids of pathogens, rendering them inactive. Gambro BCT's technology is the first that can inactivate pathogens in all three major blood components: red blood cells, platelets and plasma. Riboflavin, a non-toxic and non-mutagenic compound, is ingested in normal diets. In fact, riboflavin is considered essential for human health. The technology is one way Gambro BCT seeks to improve the safety of the world's blood supply.

For further information please contact:

Kevin Simpson, Vice President Gambro BCT, tel. +1 303 232 68 00, or visit the website www.gambrobct.com
Janette Jennische, Vice President, Corporate Communications, tel. +46-8-613 65 99, +46-70-212 50 53
Pia Irell, Investor Relations Director, Corporate Finance, tel. +46-8-613 65 91, +46-70-513 65 91

Gambro is a global medical technology and healthcare company with leading positions in renal care - services and products - and blood component technology. Gambro Healthcare is one of the leading providers of kidney dialysis services in the world with more than 52,200 patients in 680 clinics worldwide. Gambro Renal Products comprises dialyzers, dialysis machines, blood lines and dialysis concentrates. Gambro BCT is the market leader in separation and handling of blood components. The group, with 2001 revenues of approximately SEK 27 billion (USD 2.7 billion), has 20,600 employees in some 40 countries.

Gambro AB
A public company (publ)
Reg no. 556041-8005
Jakobsgatan 6, PO Box 7373
SE-103 91 Stockholm
Sweden
Tel +46 8-613 65 00
Fax +46 8-611 28 30
info@gambro.com
www.gambro.com





REPORT
July 26, 2002

Six month report January - June 2002:

- Group revenues increased 9%, good organic growth in all business areas
- Operating earnings, EBITDA, up 5% (up 87% incl. nonrecurring 2001)
- Operating cash flow strong at MSEK 480 (-730)

MSEK	Q2			Currency	January-June			Currency
(excl nonrecurring items)	2002	2001	*Change*	*adjusted*	2002	2001	*Change*	*adjusted*
Revenues	7,053	6,619	+7%	+10%	13,962	12,799	+9%	+9%
EBITDA[1]	1,126	1,076	+5%	+7%	2,232	2,122	+5%	+4%
EBITDA margin	16.0%	16.3%			16.0%	16.6%		
EBITDA margin (incl nonrecurring)	16.0%	2.2%			16.0%	9.3%		
Operating cash flow	336	-300			480	-730		
Earnings per share, SEK	0.13	0.13			0.39	0.45		
Cash earnings[2] per share, SEK	2.21	2.12			4.56	4.26		

1) Earnings before depreciation and amortization
2) Net income plus depreciation and amortization

Second quarter highlights:

- Strong revenue growth, +10% currency adjusted, in all significant respects organic.
  - Gambro Healthcare revenue per treatment in the US improved by USD 6 to USD 252.
- Continued strong development of operating cash flow due to strong growth within all business areas and improved performance within Gambro Healthcare.
- Cash flow, currency effects and very few acquisitions led to reduced net debt.
- EBITDA margin for the group remained stable from the first quarter this year but somewhat lower than the second quarter last year.
  - Margin improvement in Gambro Healthcare. Gambro Renal Products' margin was somewhat reduced from last year's high level. Gambro BCT's margin was significantly lower in line with the strategy to widen its business scope, including expansion of PET spending.

"We see the momentum in our services business; our action program has started to pay off in a market without external positive contribution", said Sören Mellstig, Gambro president and CEO. "The product and business shift in our product business areas affected our margins in the quarter."

Gambro is a global medical technology and healthcare company with leading positions in renal care - services and products - and blood component technology. Gambro Healthcare is one of the leading providers of kidney dialysis services in the world with more than 52,200 patients in 680 clinics worldwide. Gambro Renal Products comprises dialyzers, dialysis machines, blood lines and dialysis concentrates. Gambro BCT is the market leader in separation and handling of blood components. The group, with 2001 revenues of approximately SEK 27 billion (USD 2.7 billion), has 20,600 employees in some 40 countries.

Gambro AB
A public company (publ)
Reg no. 556041-8005
Jakobsgatan 6, P O Box 7373
SE-103 91 Stockholm
Sweden
Tel +46 8-613 65 00
Fax +46 8-611 28 30
Email info@gambro.com
www.gambro.com



July 26, 2002

Key data (excluding nonrecurring items)

MSEK	Q2 2002	Q2 2001	Jan-June 2002	Jan-June 2001	July 2001-June 2002	Jan-Dec 2001
Revenues	7,053	6,619	13,962	12,799	27,883	26,720
Operating earnings before depr.	1,126	1,076	2,232	2,122	4,378	4,268
EBITDA margin	*16.0%*	*16.3%*	*16.0%*	*16.6%*	*15.7%*	*16.0%*
EBITDA margin, incl. nonrecurring [2]	*16.0%*	*2.2%*	*16.0%*	*9.3%*	*15.6%*	*12.4%*
Operating earnings (EBIT)	410	390	796	809	1,457	1,470
EBIT margin	*5.8%*	*5.9%*	*5.7%*	*6.3%*	*5.2%*	*5.5%*
Earnings before tax (EBT)	238	209	486	472	718	704
Earnings per share (EPS) SEK [1]	0.13	0.13	0.39	0.45	0.33	0.39
Earnings per share (EPS) SEK [1] including nonrecurring [2]	0.13	-1.52	0.39	-1.19	0.36	-1.22
Cash earnings per share (CEPS) SEK [3]	2.21	2.12	4.56	4.26	8.80	8.50
Goodwill amortization per share	-0.78	-0.80	-1.59	-1.53	-3.35	-3.30
Operating cash flow [4]	336	-300	480	-730	1,199	-11
Operating cash flow per share [4]	0.97	-0.87	1.39	-2.12	3.48	-0.03
Net debt	9,608	9,930	9,608	9,930	9,608	9,434

1) After full tax
2) The majority of the nonrecurring items in the 2001 figures refers to the provision of MSEK 927 for unbilled receivables for laboratory services in the US recorded in second quarter last year. For more information see the Income Statement on page 11.
3) Net income plus depreciation and amortization divided by number of shares
4) Cash flow before acquisitions/divestitures and taxes

SECOND QUARTER 2002

Gambro's second quarter 2002 revenues showed a strong growth of 7% (10%*) and reached MSEK 7,053 (6,619) with no major acquisitions. Revenue development in all regions showed growth in line or above market growth, Europe +7% (+6%*), US +9% (+12%*) and Asia and the rest of the world -7% (+8%*).

Growth was balanced between the company's three business areas. For Gambro Healthcare, revenues grew by 8% (13%*), including a strong improvement in revenue per treatment in the U.S. For Gambro Renal Products, revenues increased by 7% (8%*). Internal sales grew by 31%*, 4%* on a comparable basis, excluding effects of a change in reporting from last year. Gambro BCT revenues increased by 5% (+7%*).

Operating margin, EBITDA, for the Group was 16.0% (16.3%; 2.2% including nonrecurring items). Gambro Healthcare improved margin to 14.7% (13.5%; negative including nonrecurring items), including increased margins in both US and non-US business. The product business area, Gambro Renal Products and Gambro BCT margin reached 18.6% and was below 2001 second quarter's excellent margin of 21.1%.

Operating earnings (EBIT) for the group increased by 5% to MSEK 410 (390, -538 incl. nonrecurring items), with only minor changes in amortization and depreciation mainly related to currency effects. The interest net was improved from second quarter last year as a result of lower US interest rates. Other financials were negatively affected by the Argentinean development and lower profitability in the treasury activities, resulting in earnings before tax (EBT) of 14% above last year.

The crude tax rate increased mainly due to the geographical change of earnings; more of the Gambro group earnings are currently created in the US, with higher tax rate than most European countries. Net income for the quarter increased by 5% and reached MSEK 46 (44, -523 incl. nonrecurring items).

The group experienced a positive development in operating cash flow, due to a strong cash flow from Gambro Healthcare as a result of improved underlying performance and very good management of accounts receivable. Net debt on June 30 amounted to MSEK 9,608, a reduction by MSEK 217 in the second quarter. Despite an average net debt that was some MSEK 1,400 higher than the second quarter 2001, financial net was reduced to MSEK -172 (-181), mainly as a result of lower US dollar interest rates.

OUTLOOK

The company reconfirms its overall objectives for the year 2002 - to leverage the improved platform for growth and profitability. Focus will also be to define the business model as an integrated service provider and to explore new growth opportunities. The financial objectives for the group in 2002 are to deliver a revenue growth of 8-10%, improve the operating margin trend and further improve operating cash flow. The financial results on a group level will be affected by costs related to the subpoena in Gambro Healthcare US.

---

*) Currency adjusted



July 26, 2002

BUSINESS AREAS

Gambro Healthcare

On June 30, Gambro operated 680 clinics, serving 52,260 patients worldwide. During the second quarter 2002 6 clinics were divested, 1 already managed clinic in the US was acquired and 9 de novo clinics were opened.

Revenues developed very well in the US and for the rest of the world with predominantly organic growth. The EBITDA margin improved from the first quarter this year as well as compared to the second quarter last year.

		Q2		*Currency*	Jan-June			*Currency*
MSEK	2002	2001	*Nominal*	*adjusted*	2002	2001	*Nominal*	*adjusted*
Revenues	4,312	3,997	*+8%*	*+13%*	8,568	7,689	*+11%*	*+12%*
US	3,937	3,589	*+10%*	*+13%*	7,809	6,910	*+13%*	*+11%*
Rest of the world	375	408	*-8%*	*+13%*	759	779	*-3%*	*+16%*
EBITDA*	632	539	*+17%*	*+24%*	1,245	1,076	*+16%*	*+16%*
EBITDA* margin	14.7%	13.5%			14.5%	14.0%		

* Operating earnings before depreciation and amortizations

	2002		2001			
	Q2	Q1	Q4	Q3	Q2	Q1
Total number of treatments in Consolidated clinics (thousand)	**1,888**	**1,819**	**1,856**	**1,807**	**1,787**	**1,686**
US	1,563	1,509	1,534	1,500	1,497	1,426
Rest of the world	325	310	322	307	290	260
Revenue per treatment, US (USD)	252	246	242	234	233	239
of which is Laboratory Services	9	9	6	4	3	10

	June 30		June 30, 2002	June 30, 2002
	2002	2001	vs. June 30, 2001	vs. March 31 2002
Total number of clinics	**680**	**670**	**+10**	**+4**
US	537	531	+6	+4
Rest of the world	143	139	+4	0
Total number of patients	**52,260**	**50,000**	**+2,260**	**+100**
US	41,630	39,870	+1,760	+520
Rest of the world	10,630	10,130	+500	-420

Gambro Healthcare US second quarter 2002

Revenues per treatment in the US reached USD 252, a quarter-on-quarter increase of USD 6 and a rise of USD 19 from the second quarter of 2001. The good performance in the quarter is due to productivity improvements with solid pharmacy revenues as a part of the improvement program. Labor cost per treatment remained flat during the quarter compared with the first quarter. Same store treatment growth exceeded 5%. Gambro Healthcare US continued to improve the EBITDA margin.

Subpoena

During the quarter Gambro Healthcare Inc, continued to provide information pursuant the subpoena received in June 2001 from the United States Department of Justice. The subpoena requested information and documentation from Gambro Healthcare relating to various aspects of its dialysis operations in the United States. MSEK 10 in legal fees and other costs of collecting the information requested in the subpoena, was recorded in the second quarter 2002 (in "Other"). Gambro Healthcare anticipates that it will take much of 2002 to complete its response to the subpoena. The US government has not served Gambro Healthcare with any claim or lawsuit. Depending on the results of its investigation, the US government could seek material monetary penalties and other remedies.

Gambro Healthcare International (non-US) second quarter 2002

Gambro Healthcare International's clinics are located in Europe (104 clinics in ten countries), Argentina (31 clinics), Uruguay (4 clinics) and Australia (3 clinics). The nominal revenue development was primarily affected by the devaluation in Argentina. Same store treatment development was 4% for the quarter. Good development was shown in particularly Portugal, Spain and Hungary. Gambro Healthcare International's EBITDA margin improved in the quarter.

Gambro patient outcomes January-March 2002*	United States	Europe
Demographics of patients (averages)		
Age (years)	60.2	62.4
Time on dialysis (years)	2.7	4.4
Weight (kg)	75.4	65.8
Prevalence of diabetes	31%	15%
Outcomes		
Kt/V[1] (average)	1.52	1.46
Kt/V >1.3	82%	76%
Urea reduction ratio[2] (average)	75%	71%
Albumin[3] >35 g/l	79%	86%
Hemoglobin[4] >11g/dl	77%	69%
Hematocrit[5] (average)	35%	NA**

* Latest period for which information is available.

1) Kt/V is a method of assessing the quantity of dialysis delivered. Most national standards recommend a minimum acceptable target for Kt/V of 1.2 in a thrice-weekly dialysis schedule.
2) Urea reduction ratio (URR) is a measure of how effectively a dialysis treatment removes urea from the body. Most national standards recommend a minimum URR of 65% in a thrice-weekly dialysis schedule.
3) Albumin is the major plasma protein responsible for much of the plasma colloid osmotic pressure, as it cannot pass the wall of blood vessels. In dialysis patients, serum albumin is used as a marker of nutrition and inflammation. A serum albumin concentration of >35 g/l is generally defined as adequate, although the target value depends on the analysis method used.
4) Hemoglobin is the iron-containing protein in red blood cells that transports oxygen in the body. Hemoglobin is used as a marker of anemia management. The current target for hemoglobin in dialysis patients is >11 g/dl.
5) Hematocrit is a measure of the volume fraction of red blood cells. Hematocrit is used as a marker of anemia management, mainly in the US. Most standards recommend hematocrit in dialysis patients to be >33 %.



July 26, 2002

Gambro Renal Products and Gambro BCT

MSEK	Q2 2002	Q2 2001	Nominal	Currency adjusted	Jan-June 2002	Jan-June 2001	Nominal	Currency adjusted
Revenues								
Renal Products (GRP)	2,602	2,424	+7%	+8%	5,133	4,707	+9%	+8%
Gambro BCT (BCT)	490	468	+5%	+7%	970	890	+9%	+8%
Total (GRP+BCT)	3,092	2,892	+7%	+8%	6,103	5,597	+9%	+8%
EBITDA* (GRP + BCT)	576	609	-5%	-4%	1,168	1,170	0%	-2%
EBITDA* margin (GRP+ BCT)	18.6%	21.1%			19.1%	20.9%		

* Operating earnings before depreciation and amortizations

Gambro Renal Products

Gambro Renal Products second quarter 2002

Revenues showed a growth of 7% (+8%*), including a continued strong growth for synthetic dialyzers and the PD fluid, Gambrosol trio. Monitor sales dropped somewhat due to some delay in launching upgraded versions. Internal sales continued to show good grow and were up by 31%, currency adjusted, compared to the second quarter last year. On a comparable basis the growth was 4% currency adjusted. The difference is made up of internal sales of spare parts that historically have been accounted for net.

The positive revenue growth is a result of the previous improvement program - the launch of a new product portfolio, in combination with increased capacity and geographic expansion.

The sales trend was very favorable in the Nordic countries as well as France, Italy and Portugal. Sales also developed very well in South Korea and Australia. Sales in Japan were lower compared to last year. Major markets in Europe continued to show a growth in line or above general market growth.

Gambro Renal Products and Gambro BCT combined operating earnings before depreciation decreased 5% (-4%*), from MSEK 609 to MSEK 576, while the operating margin (EBITDA) reached 18.6% compared to the excellent margin of 21.1% second quarter 2001.

In June Gambro AB signed a 10-year loan of MEUR 150 with the European Investment Bank (EIB). The loan supports Gambro's investments at the two new production plants in Lund, Sweden, and Hechingen, Germany, as well as the construction of the two new plants for manufacture of synthetic dialyzers, which has started in Hechingen and Meyzieu, France. The investments are being made during a four-year period between 2001 and 2004. At the plant in Lund dry dialysis concentrates are produced. The plants in Hechingen and Meyzieu are manufacturing synthetic dialyzers for hemodialysis treatment. Dry concentrates as well as synthetic dialyzers are products of strategic importance for Gambro. Both segments are growing quickly and therefore Gambro has decided to substantially increase its existing production capacity. In total, the capacity, including all recent and planned investments will be increased by 14.5 million synthetic dialyzers per year and the capacity for dry concentrates will be doubled.



Gambro BCT

Gambro BCT second quarter 2002

Revenues increased by 5% (+7%*). Sales in the US showed an improved development. Sales of core products across most of Europe delivered good growth, especially in major markets like France, Spain and the U.K. In the rest of the world Brazil showed a strong development and Japan retained its good development from the first quarter due to focused effort in the market.

The pace of the growth for the blood component technology business in the US picked up in the second quarter and is anticipated to continue.

Gambro BCT and Gambro Renal Products combined operating earnings before depreciation decreased 5% (-4%*), from MSEK 609 to MSEK 576, while the operating margin (EBITDA) reached 18.6% compared to 21.1% second quarter 2001. The EBITDA margin for Gambro BCT was significantly lower compared to second quarter last year, in line with the company's strategy to widen the business scope for blood bank technology and in line with increased PET spending.

In the second quarter Gambro BCT's Additive Solution Formula 3 (AS-3) for the storage of red blood cells were approved for use by the FDA. Storage solutions, such as AS-3, are used to store red blood cells collected on apheresis equipment, such as the Trima Automated Blood Collection System. Storage solutions protect the viability of red blood cells during storage, before transfusion.

Gambro BCT started to sell the newly the FDA approved Anticoagulant Citrate Dextrose Solution, Formula A, ACD-A, its first solution for use during the automated collection of blood components, to decrease the risk of clotting or activation of the blood components as they are collected and stored. With the introduction of its ACD-A solution, Gambro enters a new market segment within blood banking technology and therapeutic apheresis.

In July (after period) Gambro BCT received clearance from FDA to market The Vista Information System - its latest advance in blood center software technology. Vista is designed to help blood centers manage business processes and information associated with automated blood collection. Key vista features include component blood loss tracking, interfaces with collection devices, automated donor management, and business decision support.

Pathogen Eradication Technology (PET)

The PET project is progressing according to plan. MSEK 45 (31) was invested in the project during the second quarter; MSEK 75 (59) in the first six month. The plan is to invest approximately MUSD 25 in total in the project during 2002 and to initiate Phase 1 clinical studies for the pathogen reduction of platelets during the year. Gambro estimate that the first PET application will be available on the European market by 2006 and in the US by 2008. Gambro BCT will continuously evaluate partnerships and alliances to capture the full opportunity of the PET business.

INVESTMENTS

Group investments net during the first six months amounted to MSEK 1,422 (2,265), which comprises MSEK 1,523 (2,466) in gross investments and MSEK 101 (201) in disposals and divestitures. The figures include acquisitions, significantly referring to Gambro Healthcare, amounting to MSEK 146 (1,309) and development costs capitalized in Gambro Renal Products and Gambro BCT amounting to MSEK 90 (97).

The remaining amount is split between Gambro Renal Products by MSEK 770, Gambro Healthcare by MSEK 451 and by Gambro BCT by MSEK 66. Renal Products' investments largely refer to new production capacity for dialyzers in Germany and France, which will be ready in the first half of 2003 and solutions in Italy and the United States which will be up and running in 2003-2004. As regards of Gambro Healthcare, the investments largely refer to de novo clinics, the replacement of equipment in existing clinics and IT systems.

Second quarter net investments amounted to MSEK 743 (1,504), which comprises MSEK 800 (1,534) in gross investments and MSEK 57 (30) in disposals and divestitures. The figures include acquisitions, significantly referring to Gambro Healthcare, amounting to MSEK 38 (971) and development costs capitalized in Gambro Renal Products and Gambro BCT amounting to MSEK 44 (50). The remaining amount is split between Gambro Renal Products by MSEK 460, Gambro Healthcare by MSEK 221 and by Gambro BCT by MSEK 37.

FINANCIAL POSITION

As of June 30, 2002, net debt (loans and accruals for pension less cash and short-term investments) amounted to MSEK 9,608 (9,930). Net debt for the first six months increased by MSEK 174. Average net debt during the period amounted to some MSEK 10,600 (9,100), resulting in an average interest rate of approximately 5.4%, (6.5%). Despite the increase in net debt the financial net declined to MSEK -310 (-338) mainly as a result of reduced US dollar interest rates.

Net debt for the quarter was reduced by MSEK 217. Average net debt during the second quarter amounted to some MSEK 10,800 (9,400), resulting in an average interest rate of approximately 5.5%, (6.9%). The financial net declined to MSEK -172 (-181) mainly as a result of reduced US dollar interest rates.

The equity/assets ratio at the close of this period was 54% (57%). Return on equity for the first six months was 1.3% (-3,6%) and return on capital employed 5.4% (0.2%). By the end of the period equity per share was 58 SEK (68). The change is mainly related to currency effects.

PERSONNEL

The total number of employees in the Gambro group increased by 311 during the first six months, including 183 in the second quarter. By the end of the period, the total number of employees amounted to 20,682.



OTHER

The Gambro group applies recommendations by the Swedish Financial Accounting Standards Council and statements by their emerging issues task force. On January 1, 2002, seven new recommendations were introduced; Gambro applied five of them as of 2001. Therefore only two new recommendations are introduced this year; RR21, Borrowing costs (The recommendation gives two alternatives, Gambro applies the principal rule, implying that borrowing costs should be recorded in the result for the related period. Gambro has used this principal before) and RR23, Related party disclosures. The introduction of the new recommendations has no effect on this years' nor earlier years' results.

The contingent liabilities and contingent assets of the Group have not significantly changed since year-end with exception of the contingent liabilities for the equity swaps used for hedging of employee option programs (see Note 2 in the Annual Report 2001 for further information). Based on the stock price per end of June the contingent liabilities for the equity swaps are 70 MSEK. As the swaps are long-term (maturing 2006-2008) and as there are no clear accounting standards or praxis in Sweden the amount is disclosed as a memorandum item until further notice.

PARENT COMPANY

Parent Company earnings before tax and appropriations amounted to MSEK 135 (3,337) for the first six months. The Parent Company's liquid funds at the end of the quarter amounted to MSEK 66 (66).

AFTER THE CLOSING OF THE PERIOD

No significant events that affect the Group's or the Parent Company's financial position have occurred since the end of the quarter with exception of the equity swaps (see section "Other") contingent liabilities which have increased by 156 MSEK to 226 MSEK at the current stock price of 47 SEK.

Stockholm, July 26, 2002

Sören Mellstig
President and CEO

This report has not been subject to examination by the Company's auditors.

For further information please contact:
Lars Granlöf, Senior Vice President, CFO, tel. +46-8-613 65 00, +46 70 513 65 48
Janette Jennische, Vice President, Corporate Communications, tel. +46 8 613 65 00, +46 70 212 50 53
Pia Irell, Director, Investor Relations, tel. +46 8 613 65 00, +46 70 513 65 91
Kevin Smith, President, Gambro Inc., Investor Relations US, tel. +1 303 231 4750

Gambro's financial information is also available on the Internet: www.gambro.com

The company will host a conference call and web cast to present its second quarter results today at 16:00 Central European time. Teleconference callers should dial +44 (0)20 8781 0577 (if calling from Europe) or +1 303 713 7929 (if calling from the US). Regarding the web cast, please find all related information on Gambro's web site: www.gambro.com/investors/.

Next report:

Nine-month report: October 25, 2002



July 26, 2002

Revenues by business area

MSEK	January-June 2002	January-June 2001	Change in % Jan-June Nominal	Change in % Jan-June Currency adj.	Change in % Q2 Nominal	Change in % Q2 Currency adj.	Full year 2001
Gambro Healthcare	8,568	7,689	+11%	+12%	+8%	+13%	16,238
Gambro Renal Products	5,133	4,707	+9%	+8%	+7%	+8%	9,663
Intra-Group	-709	-487	+46%	+43%	+30%	+31%	-1,013
Total, Renal Care	*12,992*	*11,909*	+9%	+9%	+7%	+10%	*24,888*
Gambro BCT	970	890	+9%	+8%	+5%	+7%	1,832
Total	13,962	12,799	+9%	+9%	+7%	+10%	26,720

Revenues by market

MSEK	January-June 2002	January-June 2001	Change in % Jan-June Nominal	Change in % Jan-June Currency adj.	Change in % Q2 Nominal	Change in % Q2 Currency adj.	Full year 2001
Europe	3,710	3,423	+8%	+7%	+7%	+6%	7,074
United States	8,976	7,984	+12%	+11%	+9%	+12%	16,799
Asia, Pacific, RoW	1,276	1,392	-8%	+2%	-7%	+8%	2,847
Total	13,962	12,799	+9%	+9%	+7%	+10%	26,720



GAMBRO GROUP INCOME STATEMENT

MSEK	Q2 2002	Q2 2001	Jan-June 2002	Jan-June 2001	July 2001-June 2002	Full year 2001
Revenues	**7,053**	**6,619**	**13,962**	**12,799**	**27,883**	**26,720**
Cost of sales	-5,248	-4,988	-10,424	-9,637	-20,934	-20,147
Gross earnings	**1,805**	**1,631**	**3,538**	**3,162**	**6,949**	**6,573**
Operating expenses	-1,395	-2,169	-2,742	-3,280	-5,754	-6,292
Operating earnings (EBIT) [1) 2)]	**410**	**-538**	**796**	**-118**	**1,195**	**281**
Financial items, net	-172	-181	-310	-338	-446	-474
Earnings before tax (EBT)	**238**	**-719**	**486**	**-456**	**749**	**-193**
Minority interest	-15	-15	-29	-24	-64	-59
Taxes	-177	211	-322	69	-561	-170
Net income [3)]	**46**	**-523**	**135**	**-411**	**124**	**-422**

	Q2 2002	Q2 2001	Jan-June 2002	Jan-June 2001	July 2001-June 2002	Full year 2001
1) Earnings before depreciation and amortization (EBITDA)	1,126	148	2,232	1,194	4,343	3,305
2) Of which, nonrecurring items						
Impairment, goodwill					-228	-228
Impairment, other assets					-62	-62
Reversal of provisions					27	27
Provision for lab. billing		-927		-927	0	-927
		-927		-927	-263	-1,190
Amortization, goodwill	-269	-275	-548	-529	-1,155	-1,136
Depreciation, other assets	-447	-411	-888	-783	-1,765	-1,660
	-716	-686	-1,436	-1,312	-2,920	-2,796
3) Earnings per share before and after dilution (SEK)	0.13	-1.52	0.39	-1.19	0.36	-1.22

Total number of shares outstanding 344,653,288 (before and after dilution) of which:
Series A: 250,574,090
Series B: 94,079,198



July 26, 2002

QUARTERLY DATA PER SEGMENT

MSEK	2002 Q1	2002 Q2	2002 Total	2001 Q 1	2001 Q 2	2001 Q 3	2001 Q 4	2001 Total
Revenues								
Gambro Renal Products	2,531	2,602	5,133	2,283	2,424	2,383	2,573	9,663
Gambro Healthcare	4,256	4,312	8,568	3,692	3,997	4,146	4,403	16,238
Gambro BCT	480	490	970	422	468	464	478	1,832
Intra-group	-358	-351	-709	-217	-270	-248	-278	-1,013
Total Revenues	6,909	7,053	13,962	6,180	6,619	6,745	7,176	26,720
Operating earnings - before depr. (EBITDA)								
Products (GRP + BCT)	592	576	1,168	561	609	545	581	2,296
Healthcare	613	632	1,245	537	539	595	643	2,314
Nonrecurring items	-	-	-	-	-927	-	-35	-962
Other	-99	-82	-181	-52	-73	-70	-148	-343
Total operating earnings - before depr. (EBITDA)	1,106	1,126	2,232	1,046	148	1,070	1,041	3,305
margin %	16.0%	16.0%	16.0%	16.9%	2.2%	15.9%	14.5%	12.4%
margin excl nonrecurring %	16.0%	16.0%	16.0%	16.9%	16.3%	15.9%	15.0%	16.0%
Operating earnings - after depr. (EBIT)								
Products (GRP + BCT)	329	311	640	355	367	297	335	1,354
Healthcare	160	186	346	131	91	129	131	482
Nonrecurring items	-	-	-	-	-927	-	-263	-1,190
Other	-103	-87	-190	-66	-69	-75	-155	-365
Total operating earnings - after depr. (EBIT)	386	410	796	420	-538	350	49	281
margin %	5.6%	5.8%	5.7%	6.8%	-8.1%	5.2%	0.7%	1.1%
margin excl nonrecurring %	5.6%	5.8%	5.7%	6.8%	5.9%	5.2%	4.3%	5.5%
Financial net								
Interest net	-135	-149	-284	-135	-163	-199	-195	-692
Other financial items	-3	-23	-26	-22	-18	-12	270[1)]	218
Financial net	-138	-172	-310	-157	-181	-211	75	-474
Earnings before tax (EBT)	248	238	486	263	-719	139	124	-193

Nonrecurring items	Q2 01	Q4 01	Total 2001
Provision for lab. billing	-927	0	-927
Reversal of provisions		27	27
Asset impairment, other		-62	-62
		-35	-962
Asset impairment, goodwill		-228	-228
		-263	*-1,190*

1) Including a capital gain of MSEK 293, related to the divestiture of shares in Thoratec Corp.

Exchange rates (SEK)	Closing rate Q2 2002	Average rate 2002 Q1	2002 Q2	2002 YTD	2001 Q1	2001 Q2	2001 Q3	2001 Q4	2001
USD-rate	9.14	10.43	9.97	10.20	9.75	10.31	10.57	10.53	10.29
EUR-rate	9.11	9.15	9.15	9.15	9.00	9.04	9.38	9.46	9.22



July 26, 2002

GAMBRO GROUP BALANCE SHEET

MSEK	June 30 2002	June 30 2001	December 31 2001
ASSETS			
Fixed assets			
Intangible assets [1]	15,588	19,443	18,107
Tangible assets	7,525	7,611	7,865
Shares and participations	207	200	236
Long-term receivables	2,452	2,794	2,274
Total fixed assets	**25,772**	**30,048**	**28,482**
Current assets			
Inventories	2,762	2,801	2,743
Trade receivables	6,091	6,658	6,335
Other current receivables	1,817	1,419	1,692
Liquid assets	578	635	899
Total current assets	**11,248**	**11,513**	**11,669**
TOTAL ASSETS	**37,020**	**41,561**	**40,151**
SHAREHOLDERS' EQUITY AND LIABILITIES			
Shareholders' equity [2]	19,851	23,545	22,571
Minority interests	154	219	182
Provisions	2,490	2,626	2,490
Long-term liabilities	8,029	8,818	8,650
Current liabilities	6,496	6,353	6,258
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**37,020**	**41,561**	**40,151**
NET DEBT	9,608	9,930	9,434

	June 30 2002	June 30 2001	December 31 2001
1) Of which goodwill	14,585	18,650	17,166

2) Total number of shares outstanding, 344,653,288 (of which Series A: 250,574,090, Series B: 94,079,198)

Shareholders' equity:		June 30 2002	June 30 2001	December 31 2001
	Opening balance	22,571	21,897	21,897
	Net income	135	-411	-422
	Translation difference	-2,476	2,438	1,475
	Dividend	-379	-379	-379
	Closing balance	19,851	23,545	22,571



July 26, 2002

STATEMENT OF CHANGES IN FINANCIAL POSITION

MSEK	January-June 2002	January-June 2001	Full year 2001
Operating activities			
Earnings before tax	464	-456	-193
Adjustment for non-cash items			
Depreciation and write-downs	1,436	1,312	3,024
Provisions	16	53	30
Unrealized exchange gains/losses	78	-722	113
Capital gains/losses	0	-2	-308
Non-distributed earnings in associated companies	4	25	22
Income taxes paid	-251	133	-25
Cash flow from current operations before changes in operating capital	1,747	343	2,663
Changes in operating capital:			
Inventories	-224	-431	-198
Receivables	-694	-473	253
Liabilities	-136	495	-281
Cash flow from operating activities	693	-66	2,437
Investment activities			
Investments in financial fixed assets	-24	-203	-222
Disposals of financial fixed assets	0	22	334
Investments in intangible fixed assets	-361	-1,289	-1,654
Disposals of intangible fixed assets	24	137	31
Investments in tangible fixed assets	-1,138	-974	-2,181
Disposals of tangible fixed assets	77	42	96
Cash flow from investment activities	-1,422	-2,265	-3,596
Financing activities			
Change in loans	845	2,797	1,813
Dividend paid	-379	-379	-379
Cash flow from financing activities	466	2,418	1,434
Cash flow this period	-263	87	275
Liquid assets, opening balance	899	600	600
Currency effect in liquid assets	-58	-52	24
Liquid assets at closing balance	578	635	899

Cash flow from operating activities	693	-66	2,437
Cash flow from investment activities	-1,422	-2,265	-3,596
Add back: Change in operating capital	1,054	409	226
Add back: Nonrecurring working capital changes	0	927	990
Change in operating working capital	-145	-1,371	-1,084
Add back: Provisions and Unrealized exchange gains/losses	-94	669	-143
Add back: Acquisitions/divestitures net	122	1,100	934
Add back: Income taxes paid	251	-133	25
Net assets acquired during the period	21	0	200
Operating cash flow	**480**	**-730**	**-11**
Of which currency effects	658	-791	-619



PRESS RELEASE
July 25, 2002

Gambro BCT's Vista™ Software Receives FDA Market Clearance

Stockholm, Sweden, July 25, 2002---- Gambro AB (Stockholmsbörsen: GAMBaST, GAMBbST), a leading international medical technology and healthcare company, announced today that its wholly owned subsidiary, Gambro BCT, has received clearance from the US Food and Drug Administration to market Vista™ - its latest advance in blood center software technology. The introduction of Vista allows Gambro BCT to enter the blood collection software market.

Vista is designed to help blood centers manage business processes and information associated with automated blood collection. Key Vista features include component blood loss tracking, interfaces with collection devices, automated donor management, and business decision support.

"Today, our customers face increasing regulatory and information management challenges," states Michael Seely, Vice President of Gambro BCT US and AMPAC (Americas and Pacific) Sales. "Maintaining multiple systems and the need for manual record keeping increases a center's potential for errors and adds to their work load."

Vista addresses these challenges through unique software, open architecture, and partnerships with key information technology providers that will automate and integrate blood center processes and information. "The combination of Vista software and Gambro BCT's Trima® Automated Blood Collection Systems will allow our customers to dramatically increase business productivity, while improving their level of donor care and safety," Seely concludes. Vista and Trima's combined productivity will provide centers with time and money savings, increased product yields, and opportunities to better utilize donors, staff, and equipment.

"Vista represents a cornerstone of our blood bank technology strategy and a tremendous contribution to our customers," states David Perez, President, Gambro BCT, "Gambro BCT customers expect and trust us to provide the highest quality products and services for helping them manage their operations; we at Gambro are committed to meeting those objectives with innovative products such as Vista."

Gambro BCT, headquartered in Lakewood, Colorado, is a world leader in blood bank technologies, automated blood collection, pathogen reduction techniques, and value added blood and cell based therapeutic services.

For further information please contact:
David Perez, President, Gambro BCT, tel +1-303-232-6800
Janette Jennische, Vice President, Corporate Communications, tel. +46-8-613 65 99, +46-70-212 50 53

Gambro is a global medical technology and healthcare company with leading positions in renal care - services and products - and blood component technology. Gambro Healthcare is one of the leading providers of kidney dialysis services in the world with more than 52,000 patients in more than 670 clinics worldwide. Gambro Renal Products comprises dialyzers, dialysis machines, blood lines and dialysis concentrates. Gambro BCT is the market leader in separation and handling of blood components. The group, with 2001 revenues of approximately SEK 27 billion (USD 2.7 billion), has 20,500 employees in some 40 countries.

Gambro AB
A public company (publ)
Reg no. 556041-8005
Jakobsgatan 6, PO Box 7373
SE-103 91 Stockholm
Sweden
Tel +46 8-613 65 00
Fax +46 8-611 28 30
info@gambro.com
www.gambro.com





PRESS RELEASE
June 6, 2002

Gambro signs loan of Euro 150 million with the European Investment Bank

Stockholm, Sweden, June 6, 2002 – Gambro AB (Stockholmsbörsen: GAMBaST, GAMBbST), a leading international medical technology and healthcare company, today announced that it has signed a 10-year loan of Euro 150 million with the European Investment Bank (EIB). The loan supports Gambro's R&D investments at the two new production plants in Lund, Sweden, and Hechingen, Germany, as well as the construction of the two new plants for manufacture of synthetic dialyzers which has started in Hechingen and Meyzieu, France. The investments are being made during a four year period, in the years 2001-2004.

At the plant in Lund dry dialysis concentrates are produced. The plants in Hechingen and Meyzieu manufacture synthetic dialyzers for hemodialysis treatment. Dry concentrates as well as synthetic dialyzers are products of strategic importance for Gambro. Both segments grow fast and therefore Gambro has decided to substantially increase the existing production capacity. In total, the existing capacity will be increased by 14.5 million synthetic dialyzers per year and the capacity for dry concentrates will be doubled.

For further information please contact:
Karin Avasalu, Vice President, Corporate Communications, tel. +46-8-613 65 99, +46-70-513 65 99
Pia Irell, Investor Relations Director, Corporate Finance, tel. +46-8-613 65 91, +46-70-513 65 91
Kevin Smith, President Gambro Inc., Investor Relations US, tel. +1-303 231 4750

Gambro is a global medical technology and healthcare company with leading positions in renal care - services and products - and blood component technology. Gambro Healthcare is one of the leading providers of kidney dialysis services in the world with more than 52,000 patients in more than 670 clinics worldwide. Gambro Renal Products comprises dialyzers, dialysis machines, blood lines and dialysis concentrates. Gambro BCT is the market leader in separation and handling of blood components. The group, with 2001 revenues of approximately SEK 27 billion (USD 2.7 billion), has 20,500 employees in some 40 countries.

Gambro AB
A public company (publ)
Reg no. 556041-8005
Jakobsgatan 6, PO Box 7373
SE-103 91 Stockholm
Sweden
Tel +46 8-613 65 00
Fax +46 8-611 28 30
info@gambro.com
www.gambro.com





REPORT
April 26, 2002

Three month report January - March 2002:

- Group revenues increased 12%
- Operating earnings, EBITDA, up 6% with improvements in all business areas
- Strong operating cash flow

MSEK	January-March 2002	2001	*Change*	*Currency adjusted*
Revenues	6,909	6,180	*+12%*	*+7%*
EBITDA[1]	1,106	1,046	*+6%*	*+1%*
EBITDA margin	16.0%	16.9%		
Operating cash flow	144	-430		
Earnings per share (EPS) SEK	0.26	0.32	*-19%*	
Cash earnings [2] per share (CEPS) SEK	2.35	2.14	*+10%*	

1) Earnings before depreciation and amortization
2) Net income plus depreciation and amortization

First quarter highlights:

- Good organic revenue growth, balanced between all three business areas.
  - Revenue per treatment in the US improved to USD 246, mainly due to improved treatment mix and continued ramp up in the billing of laboratory services.
  - Favorable sales development of synthetic dialyzers, monitors, dry concentrates and PD fluids.
  - Strong demand for Gambro BCT's machines, Trima and Spectra.

- EBITDA margin somewhat lower for the Group.
  - Gambro Healthcare's margin was negatively affected by economic development in Argentina and a general downturn in the non-US business. Country improvement programs are in place.
  - Gambro Renal Products' margin was stable and in line with last year. Gambro BCT's margin dropped due to changes in product and geographical sales mix.

"Our vision, strategies and programs are in place and are yielding expected results. This has brought stability to the Group and provides the basis for Gambro's striving for operational excellence. We are on the right track for long-term growth and world class performance", said Sören Mellstig, Gambro president and CEO.

Gambro is a global medical technology and healthcare company with leading positions in renal care - services and products - and blood component technology. Gambro Healthcare is one of the leading providers of kidney dialysis services in the world with more than 52,000 patients in more than 670 clinics worldwide. Gambro Renal Products comprises dialyzers, dialysis machines, blood lines and dialysis concentrates. Gambro BCT is the market leader in separation and handling of blood components. The group, with 2001 revenues of approximately SEK 27 billion (USD 2.7 billion), has 20,500 employees in some 40 countries.

Gambro AB
A public company (publ)
Reg no. 556041-8005
Jakobsgatan 6, P O Box 7373
SE-103 91 Stockholm
Sweden
Tel +46 8-613 65 00
Fax +46 8-611 28 30
Email info@gambro.com
www.gambro.com



April 26, 2002

Key data, present structure (excluding nonrecurring items)

MSEK	Jan-March 2002	Jan-March 2001	April 2001-March 2002	Jan-Dec 2001
Revenues	6,909	6,180	27,449	26,720
Operating earnings before depr. (EBITDA)	1,106	1,046	4,328	4,268
EBITDA margin	*16.0%*	*16.9%*	*15.8%*	*16.0%*
Operating earnings (EBIT)	386	420	1,436	1,470
EBIT margin	*5.6%*	*6.8%*	*5.2%*	*5.5%*
Earnings before tax (EBT)	248	263	689	704
Earnings per share (EPS) SEK [1]	0.26	0.32	0.32	0.39
Earnings per share (EPS) SEK [1] including nonrecurring items	0.26	0.32	-1.29	-1.22
Cash earnings per share (CEPS) SEK [2]	2.35	2.14	8.71	8.50
Operating cash flow [3]	144	-430	563	-11
Operating cash flow per share [3]	0.42	-1.25	1.64	-0.03
Net debt	9,825	8,443	9,825	9,434

1) After full tax
2) Net income plus depreciation and amortization divided by number of shares
3) Cash flow before acquisitions/divestitures and taxes

FIRST QUARTER 2002

Gambro's first quarter 2002 revenues reached MSEK 6,909 (6,180) corresponding to a growth of 12% (7%*). Overall Group revenues developed positively on main markets in Europe and in the U.S. as well as on prioritized markets in the rest of the world.

Growth was well balanced between the company's three business areas. For Gambro Healthcare, revenues grew by 15% (10%*), including strong organic growth and strong improvement in revenue per treatment in the U.S. For Gambro Renal Products, revenues increased by 11% (8%*). Internal sales grew by 58%*, 25%* on a comparable base, excluding effects of a change in reporting. Internal sales were driven by strong sales of monitors to Gambro Healthcare in the U.S.

Operating margin, EBITDA, for the Group was 16.0 % (16.9%). Gambro Healthcare experienced a somewhat reduced margin at 14.4% (14.6%), with increased margin in the US business and a significantly lower margin in the non-US business, mainly due to difficult business conditions in South America. The product business areas, Gambro Renal Products and Gambro BCT margin continued strong at 19.7% but was below 2001 first quarter's excellent margin at 20.7%. The group margin was negatively affected by legal and administrative expenses of MSEK 31 related to the subpoena received in June 2001 by Gambro Healthcare US.

The group experienced strong operating cash flow, mainly due to reduced trade receivables. Net debt on March 31 amounted to MSEK 9,825, an increase of MSEK 391 since the beginning of the year. Despite an average net debt that was some MSEK 2,400 higher than the first quarter 2001, financial net was improved to MSEK -138 (-157), mainly as a result of lower US dollar interest rates.

*) Currency adjusted



At the Annual General Meeting in March the proposed authority for the Board to decide on the purchase and sale of the Company's own shares was approved. In short this includes authority for the Board to decide on the acquisition of own shares subject to certain conditions as well as authority to dispose of own shares subject to certain conditions.

Gambro announced in the beginning of April that it is financing a professorship in nephrology, held by Professor Börje Haraldsson, at the Sahlgrenska Academy at Gothenburg University in Sweden for a period of five years. As a globally leading company in the care and treatment of renal patients Gambro has for many years been cooperating with prominent university hospitals all over the world. The goal is to always be in the forefront of research in the renal care area.

OUTLOOK

The company reconfirms its overall objectives for the year 2002 - to leverage the improved platform for growth and profitability. Focus will also be to define the business model as an integrated service provider and to explore new growth opportunities. The financial objectives for the group in 2002 are to deliver a revenue growth of 8-10%, improve the operating margin trend and further improve operating cash flow. The financial results on a group level will be affected by costs related to the subpoena in Gambro Healthcare US.



April 26, 2002

BUSINESS AREAS

Gambro Healthcare

On March 31, Gambro operated 676 clinics, serving 52,160 patients worldwide. During the first quarter 2002 one clinic was divested, two were acquired, in Portugal and the US and no de novo clinics were opened.

	Q1			*Currency*
MSEK	2002	2001	*Nominal*	*adjusted*
Revenues	4,256	3,692	*+15%*	*+10%*
US	3,872	3,321	*+17%*	*+9%*
Rest of the world	384	371	*+4%*	*+18%*
EBITDA*	613	537	*+14%*	*+9%*
EBITDA* margin	14.4%	14.6%		

* Operating earnings before depreciation and amortizations

	2002	2001			
	Q1	Q4	Q3	Q2	Q1
Total number of treatments in Consolidated clinics (thousand)	**1,819**	**1,856**	**1,807**	**1,787**	**1,686**
US	1,509	1,534	1,500	1,497	1,426
Rest of the world	310	322	307	290	260
Revenue per treatment, US (USD)	246	242	234	233	239
of which is Laboratory Services	9	6	4	3	10

	March 31		March 31, 2002	March 31, 2002
	2002	2001	vs March 31, 2001	vs. Dec. 31 2001
Total number of clinics	**676**	**653**	**+23**	**+1**
US	533	526	+7	-
Rest of the world	143	127	+16	+1
Total number of patients	**52,160**	**48,800**	**+3,360**	**+1,280**
US	41,110	39,500	+1,610	+1,060
Rest of the world	11,050	9,300	+1,750	+220

Gambro Healthcare US first quarter 2002

Revenues per treatment in the US reached USD 246, a quarter-on-quarter increase of USD 4 and a rise of USD 7 from the first quarter of 2001. The good performance is due to improved treatment mix, with good growth in acute treatments and a retail price increase. The average revenue per treatment is also affected by a strong ramp up in the billing from Laboratory Services reaching USD 9 per treatment in the quarter. Labor cost per treatment increased by 4.9 percent. The margin was also affected by a general EPO price increase of 3.9 percent as from January 1, 2002, and no general Medicare reimbursements increase this year.

Effective April 1, 2001, Gambro changed its laboratory revenue recognition methodology so that it will only record tests that have been billed, rather than recording revenue when tests have been performed. Of the revenues recorded in the first quarter 2001 only a very minor part was actually billed. For the first quarter this year all recorded revenues were billed.

Subpoena

In June 2001, Gambro Healthcare, Inc. received a subpoena in connection with an investigation by the United States Department of Justice. The subpoena requested information and documentation from Gambro Healthcare relating to various aspects of its dialysis operations in the United States. MSEK 31 in legal fees and other costs of collecting the information requested in the subpoena, was recorded in the first quarter 2002 (in "Other"). Gambro Healthcare anticipates that it will take through much of 2002 to complete its response to the subpoena. The US government has not served Gambro Healthcare with any claim or lawsuit. Depending on the results of its investigation, the US government could seek material monetary penalties and other remedies.

Gambro patient outcomes October-December 2001*	United States	Europe
Demographics of patients (averages)		
Age (years)	60.3	62.2
Time on dialysis (years)	2.6	4.4
Weight (kg)	74.3	65.6
Prevalence of diabetes	30%	15%
Outcomes		
Kt/V[1] (average)	1.53	1.46
Kt/V >1.3	83%	76%
Urea reduction ratio[2] (average)	74%	72%
Albumin[3] >35 g/l	83%	87%
Hemoglobin[4] >11g/dl	77%	70%
Hematocrit[5] (average)	35%	NA**

* Latest period for which information is available.

** Not available

1) Kt/V is a method of assessing the quantity of dialysis delivered. Most national standards recommend a minimum acceptable target for Kt/V of 1.2 in a thrice-weekly dialysis schedule.
2) Urea reduction ratio (URR) is a measure of how effectively a dialysis treatment removes urea from the body. Most national standards recommend a minimum URR of 65% in a thrice-weekly dialysis schedule.
3) Albumin is the major plasma protein responsible for much of the plasma colloid osmotic pressure, as it cannot pass the wall of blood vessels. In dialysis patients, serum albumin is used as a marker of nutrition and inflammation. A serum albumin concentration of >35 g/l is generally defined as adequate, although the target value depends on the analysis method used.
4) Hemoglobin is the iron-containing protein in red blood cells that transports oxygen in the body. Hemoglobin is used as a marker of anemia management. The current target for hemoglobin in dialysis patients is >11 g/dl.
5) Hematocrit is a measure of the volume fraction of red blood cells. Hematocrit is used as a marker of anemia management, mainly in the US. Most standards recommend hematocrit in dialysis patients to be >33 %.

Gambro Healthcare International (non-US) first quarter 2002

Gambro Healthcare International's clinics are located in Europe (104 clinics in ten countries), and include 33 clinics in Argentina, four in Uruguay and two in Australia. During the first quarter this year revenues and margins were primarily affected by economic development in Argentina. Revenue growth in Europe was mainly related to previous acquisitions and increases in reimbursement rates in some countries.

The Renal Services Development segment was established on January 1, 2002, to capture new types of customer needs, especially in emerging markets through an integrated approach combining the strengths of Gambro Healthcare International and Gambro Renal Products.

During the first quarter several country improvement programs were in place, both in Europe and South America, focusing on improving operational performance, organic growth, quality outcomes and efficiencies on labor and capacity costs. Measures in the first quarter led to improvements in cash flow as a result of strong collections of receivables.

Gambro Renal Products and Gambro BCT

	Q1			Currency
MSEK	2002	2001	*Nominal*	*adjusted*
Revenues				
Gambro Renal Products (GRP)	2,531	2,283	*+11%*	*+8%*
Gambro BCT (BCT)	480	422	*+14%*	*+9%*
Total (GRP+BCT)	3,011	2,705	*+11%*	*+8%*
EBITDA* (GRP + BCT)	592	561	*+6%*	*0%*
EBITDA* margin (GRP+ BCT)	19.7%	20.7%		

* Operating earnings before depreciation and amortizations

Gambro Renal Products

Gambro Renal Products first quarter 2002

Revenues showed a growth of 11%, including strong growth for synthetic dialyzers and monitors and continued good growth for dry concentrates. The recently introduced PD fluid, Gambrosol trio, continued very successful sales development. Profitability for Gambro Renal Products was at the same high level as last year, and improved from fourth quarter 2001. Internal sales continued to grow and were up by 58%, currency adjusted, compared to the first quarter last year. On a comparable basis the growth was 25% currency adjusted. The difference is made up of internal sales of spare parts that historically has been accounted for net. Nevertheless, the strong increase was mainly related to increased sales of monitors to Gambro Healthcare in the US.

The sales trend was very favorable in South America, the Nordic countries, Portugal and the UK. Sales also developed very well in several markets in Asia, such as South Korea, Taiwan and China. Sales in Japan were lower compared to an excellent first quarter last year. Major markets in Europe continued to show a growth in line or above general market growth of 5-7 percent.

Gambro Renal Products and Gambro BCT combined operating earnings before depreciation increased 6%, from MSEK 561 to MSEK 592, while the operating margin (EBITDA) reached 19.7% compared to 20.7% first quarter 2001. The margin has been kept at a level of around 20 percent eight quarters in a row, despite a price pressure of about 2-3 percent per year.

During the quarter Gambro Renal Products launched a new biocompatible surface treatment, the Dolphin coating. The Dolphin coating results in a reduced risk of clotting and clotting deposit on catheters, resulting in higher safety for patients. Moreover the application of the Dolphin coating to the Gambro catheter GamCath is expected to offer a prolonged duration of use compared to uncoated catheters.

Successful pilot tests of VMI, Vendor Managed Inventory, have taken place at Gambro Healthcare clinics in Sweden. The VMI concept is a result of collaboration between Gambro Renal Products and Gambro Healthcare International. VMI is to be fully implemented in Sweden and Hungary during this year. The pilot tests have shown that the product stock can be reduced by about 50 percent at the clinics,

resulting in significant cost savings.



April 26, 2002

Gambro BCT

Gambro BCT first quarter 2002

Revenues increased by 14%. Sales in the US showed a soft development due to a lower number of blood donations than previous quarters. Sales of core products across most countries in Europe delivered strong growth, especially in major markets like France and Spain. In the U.K. the conversion to universal leukoreduction resulted in higher growth due to a competitive advantage for Gambro BCT. The Americas (excluding the US) and important markets in Asia like Korea and Taiwan showed significant growth. Equipment sales in Japan showed excellent performance due to focused effort in the market.

Gambro BCT and Gambro Renal Products, combined operating earnings before depreciation increased 6%, from MSEK 561 to MSEK 592, while the operating margin (EBITDA) reached 19.7% compared to 20.7% first quarter 2001. The EBITDA margin for Gambro BCT was lower compared to a very strong first quarter last year.

Blood Banking Technology

In March, Gambro BCT was successfully awarded a three-year contract to supply the NBS, National Blood Service of the U.K., with apherisis products and solutions. This will involve 90 pieces of equipment, both Spectra and Trima.

In the first quarter two new Gambro BCT products were approved for use by the FDA. The first was the TLR red cell filter, manufactured by Pall Corporation that will be incorporated into both the Trima platelet, plasma, and red cell disposable set and into the Trima red cell and plasma disposable set. There is a global trend towards leukoreduction of red cell components. The TLR red cell disposable sets enable Gambro BCT to enter this growing market segment. The second approval was ACDA, an anti-coagulant solution manufactured by IVEX that will be used with Gambro BCT products. Both new products help Gambro BCT expand its current product offering and develop global market leadership further by helping to increase the safety, quality, and quantity of the world's blood supply.

Gambro BCT acquired the assets of Sanguistech in 2001. Sales of the initial product, trademarked Orbisac, are taking place in Sweden, with other customers in validation. Further development of this platform will allow the Company to enter the large global whole blood processing market.

Therapeutic Specialties

Gambro BCT has expanded its distribution of the Eligix Cell Separation System manufactured by BioTransplant, Inc. to now include Canada, Latin America and Australia, in addition to Europe.

Pathogen Eradication Technology (PET)

The PET project is progressing according to plan. MSEK 30 (28) was invested in the project during the first quarter. The plan is to invest approximately MUSD 25 in total in the project during 2002 and to initiate phase 1 clinical studies for the purification of platelets during the year. These studies will be the first trials on humans. The potential market for inactivation of viruses and bacteria is estimated at approximately USD 3 billion. Gambro BCT will continuously evaluate partnerships and alliances to capture the full opportunity of the PET business.

Gambro BCT entered into a strategic partnership with Sangart, Inc. last year, comprising an equity investment and a license for Sangart to utilize Gambro BCT's PET technology for inactivation of viruses in its production of hemoglobin-based products from human red blood cells. Sangart Inc. has been successful in its pre-clinical work and the Phase I clinical trials on humans were initiated in April this year. As part of the ongoing partnership with Sangart, Gambro invested an additional MSEK 6 into Sangart Inc. during the first quarter.

INVESTMENTS

Group investments net during the period amounted to MSEK 679 (761), which is made up of MSEK 723 (932) in gross investments and MSEK 44 (171) in disposals and divestitures. The figures include acquisitions, significantly referring to Gambro Healthcare, amounting to MSEK 108 (338) and development costs capitalized in Gambro Renal Products and Gambro BCT amounting to MSEK 46 (47).

The remaining amount is split between Gambro Renal Products by MSEK 310, Gambro Healthcare by MSEK 230 and by Gambro BCT by MSEK 29. Renal Products investments largely refer to new production capacity for dialyzers in Germany and France that will be ready in the first half of 2003 and solutions in Italy and the United States that will be up and running in 2003-2004. In terms of Gambro Healthcare the investments are largely referring to de novo clinics, replacement of equipment in existing clinics and IT systems.

FINANCIAL POSITION

As of March 31, 2002, net debt (loans and accruals for pension less cash and short-term investments) amounted to MSEK 9,825 (8,443). Net debt during the first quarter increased by MSEK 391. Average net debt during the quarter amounted to some MSEK 10,300 (7,900), resulting in an average interest rate of approximately 5.2%, (6.8%). Despite the increase in net debt the financial net declined to MSEK -138 (-157) mainly as a result of reduced US dollar interest rates.

The equity/assets ratio at the close of this period was 57% (58%).

PERSONNEL

The total number of employees in the Gambro group increased by 128 during the quarter. By the end of the period, the total number of employees amounted to 20,499.

EMPLOYEE STOCK OPTION PROGRAM

The Board of Gambro AB resolved to implement an employee stock option program for 2002. The duration for the options is determined to five years. In line with the existing program, the strike price was set at 110% of the stock market price when launched. The program encompasses 3.7 million underlying shares. The program will not have any diluting impact for shareholders as the program has been hedged by existing shares through an equity swap. The program for year 2002 corresponds to some 1.1 % of all shares in the Company; together with existing programs, the total volume corresponds to some 2.8 %.

The allocation is intended to be made in the same way as for the programs of the previous years, so that higher executives, totaling some four hundred, are divided into four different categories ("bands"). The CEO constitutes the highest band, with an allocation which the Board has decided to 111,875 options, while the remaining management group in total will receive 350,000 options.

OTHER

The Gambro group applies recommendations by the Swedish Financial Accounting Standards Council and statements by their emerging issues task force. On January 1, 2002, seven new recommendations were introduced, five of them were applied by Gambro as of 2001. Therefore only two new recommendations are introduced this year; RR21, Borrowing costs (The recommendation gives two alternatives, Gambro applies the principal rule, implying that borrowing costs should be recorded in the result for the related period. Gambro has used this principal before) and RR23, Related party disclosures. The introduction of the new recommendations has no effect on this years' nor earlier years' results.

PARENT COMPANY

Parent Company earnings before tax and appropriations amounted to MSEK 119 (87) for the first quarter 2002. The Parent Company's liquid funds at the end of the quarter amounted to MSEK 90 (37).

AFTER THE CLOSING OF THE PERIOD

No significant events that affect the Group's or the Parent Company's financial position have occurred since year end.

Stockholm, April 26, 2002

Sören Mellstig
President and CEO

This report has not been subject to examination by the Company's auditors.

For further information please contact:
Lars Granlöf, Senior Vice President, CFO, tel. +46-8-613 65 00, +46 70 513 65 48
Karin Avasalu, Vice President, Corporate Communications, tel. +46 8 613 65 00, +46 70 513 65 99
Pia Irell, Director, Investor Relations, tel. +46 8 613 65 00, +46 70 513 65 91
Kevin Smith, President, Gambro Inc., Investor Relations US, tel. +1 303 231 4750

Gambro's financial information is also available on the Internet: www.gambro.com

The company will host a conference call and web cast to present its first quarter results today at 16:00 Central European time. Teleconference callers should dial +44 (0)20 8781 0598 (if calling from Europe) or +1 303 224 6999 (if calling from the US). Regarding the web cast, please find all related information on Gambro's web site: www.gambro.com/investors/.

Please note the change of reporting days

Six-month report:	July 26, 2002
Nine-month report:	October 25, 2002



April 26, 2002

Revenues by business area

MSEK	January-March 2002	2001	Change in % Nominal	Currency adjusted	Full year 2001
Gambro Healthcare	4,256	3,692	+15%	+10%	16,238
Gambro Renal Products	2,531	2,283	+11%	+8%	9,663
Intra-Group	-358	-217	+65%	+58%	-1,013
Total, Renal Care	*6,429*	*5,758*	+12%	+7%	*24,888*
Gambro BCT	480	422	+14%	+9%	1,832
Total	6,909	6,180	+12%	+7%	26,720

Revenues by market

MSEK	January-March 2002	2001	Change in % Nominal	Currency adjusted	Full year 2001.
Europe	1,833	1,668	+10%	+8%	7,074
United States	4,471	3,844	+16%	+9%	16,799
Asia, Pacific, RoW	605	668	-10%	-3%	2,847
Total	6,909	6,180	+12%	+7%	26,720



April 26, 2002

GAMBRO GROUP INCOME STATEMENT

MSEK	January-March 2002	2001	April 2001- March 2002	Full year 2001
Revenues	**6,909**	**6,180**	**27,449**	**26,720**
Cost of sales	-5,176	-4,649	-20,674	-20,147
Gross earnings	**1,733**	**1,531**	**6,775**	**6,573**
Operating expenses	-1,347	-1,111	-6,528	-6,292
Operating earnings (EBIT) [1] [2]	**386**	**420**	**247**	**281**
Financial items, net	-138	-157	-455	-474
Earnings before tax (EBT)	**248**	**263**	**-208**	**-193**
Minority interest	-14	-9	-64	-59
Taxes	-145	-142	-173	-170
Net income [3]	**89**	**112**	**-445**	**-422**

	January-March 2002	2001	April 2001- March 2002	Full year 2001
1) Earnings before depreciation and amortization (EBITDA)	1,106	1,046	3,365	3,305
2) Of which, nonrecurring items				
Impairment, goodwill			-228	-228
Impairment, other assets			-62	-62
Reversal of provisions			27	27
Provision for lab. billing			-927	-927
			-1,190	-1,190
Amortization, goodwill	-279	-254	-1,161	-1,136
Depreciation, other assets	-441	-372	-1,729	-1,660
	-720	-626	-2,890	-2,796
3) Earnings per share before and after dilution (SEK)	0.26	0.32	-1.29	-1.22

Total number of shares outstanding 344,653,288 of which:
Series A: 250,574,090
Series B: 94,079,198



April 26, 2002

QUARTERLY DATA PER SEGMENT

	2002	2001				
MSEK	Q1	Q 1	Q 2	Q 3	Q 4	Total
Revenues						
Gambro Renal Products	2,531	2,283	2,424	2,383	2,573	9,663
Gambro Healthcare	4,256	3,692	3,997	4,146	4,403	16,238
Gambro BCT	480	422	468	464	478	1,832
Intra-group	-358	-217	-270	-248	-278	-1,013
Total Revenues	6,909	6,180	6,619	6,745	7,176	26,720
Operating earnings - before depr. (EBITDA)						
Products (GRP + BCT)	592	561	609	545	581	2,296
Healthcare	613	537	539	595	643	2,314
Nonrecurring items	-	-	-927	-	-35	-962
Other	-99	-52	-73	-70	-148	-343
Total operating earnings - before depr. (EBITDA)	1,106	1,046	148	1,070	1,041	3,305
margin %	16.0%	16.9%	2.2%	15.9%	14.5%	12.4%
margin excl nonrecurring %	16.0%	16.9%	16.3%	15.9%	15.0%	16.0%
Operating earnings - after depr. (EBIT)						
Products (GRP + BCT)	329	355	367	297	335	1,354
Healthcare	160	131	91	129	131	482
Nonrecurring items	-	-	-927	-	-263	-1,190
Other	-103	-66	-69	-75	-155	-365
Total operating earnings - after depr. (EBIT)	386	420	-538	350	49	281
margin %	5.6%	6.8%	-8.1%	5.2%	0.7%	1.1%
margin excl nonrecurring %	5.6%	6.8%	5.9%	5.2%	4.4%	5.5%
Financial net						
Interest net	-135	-135	-163	-199	-195	-692
Other financial items	-3	-22	-18	-12	270[1]	218
Financial net	-138	-157	-181	-211	75	-474
Earnings before tax (EBT)	248	263	-719	139	124	-193

Nonrecurring items	Q2 01	Q4 01	Total 2001
Provision for lab. billing	-927	0	-927
Reversal of provisions		27	27
Asset impairment, other		-62	-62
		-35	-962
Asset impairment, goodwill		-228	-228
		-263	*-1,190*

1) Including a capital gain of MSEK 293, related to the divestiture of shares in Thoratec Corp.



April 26, 2002

GAMBRO GROUP BALANCE SHEET

MSEK	March 31 2002	March 31 2001	December 31 2001
ASSETS			
Fixed assets			
Intangible assets [1]	17,603	18,024	18,107
Tangible assets	7,768	7,139	7,865
Shares and participations	216	188	236
Long-term receivables	2,648	2,788	2,274
Total fixed assets	**28,235**	**28,139**	**28,482**
Current assets			
Inventories	2,807	2,604	2,743
Trade receivables	6,302	7,135	6,335
Other current receivables	1,293	1,381	1,692
Liquid assets	554	957	899
Total current assets	**10,956**	**12,077**	**11,669**
TOTAL ASSETS	**39,191**	**40,216**	**40,151**
SHAREHOLDERS' EQUITY AND LIABILITIES			
Shareholders' equity [2]	22,101	23,232	22,571
Minority interests	180	208	182
Provisions	2,476	2,698	2,490
Long-term liabilities	8,151	8,118	8,650
Current liabilities	6,283	5,960	6,258
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**39,191**	**40,216**	**40,151**
NET DEBT	9,825	8,443	9,434

		March 31 2002	March 31 2001	December 31 2001
1) Of which goodwill		16,593	17,345	17,166

2) Total number of shares outstanding, 344,653,288 (of which Series A: 250,574,090, Series B: 94,079,198)

Shareholders' equity:		March 31 2002	March 31 2001	December 31 2001
	Opening balance	22,571	21,897	21,897
	Net income	89	112	-422
	Translation difference	-559	1,602	1,475
	Dividend		-379	-379
	Closing balance	22,101	23,232	22,571



April 26, 2002

STATEMENT OF CHANGES IN FINANCIAL POSITION

MSEK	January-March 2002	January-March 2001	Full year 2001
Operating activities			
Earnings before tax	248	263	-193
Adjustment for non-cash items			
Depreciation and write-downs	721	626	3,024
Provisions	20	73	30
Unrealized exchange gains/losses	36	-626	113
Capital gains/losses	0	-2	-308
Non-distributed earnings in associated companies	2	13	22
Paid income taxes	-128	219	-25
Cash flow from current operations before changes in operating capital	899	566	2,663
Changes in operating capital:			
Inventories	-123	-235	-198
Receivables	-293	-964	253
Liabilities	-338	461	-281
Cash flow from operating activities	145	-172	2,437
Investment activities			
Investments in financial fixed assets	-20	-22	-222
Disposals of financial fixed assets	0	22	334
Investments in intangible fixed assets	-219	-391	-1,654
Disposals of intangible fixed assets	13	141	31
Investments in tangible fixed assets	-484	-519	-2,181
Disposals of tangible fixed assets	31	8	96
Cash flow from investment activities	-679	-761	-3,596
Financing activities			
Change in loans	209	1,711	1,813
Dividend paid	0	-379	-379
Cash flow from financing activities	209	1,332	1,434
Cash flow this period	-325	399	275
Liquid assets, opening balance	899	600	600
Currency effect in liquid assets	-20	-42	24
Liquid assets at closing balance	554	957	899

Cash flow from operating activities	145	-172	2,437
Cash flow from investment activities	-679	-761	-3,596
Add back: Change in operating capital	754	738	226
Add back: Nonrecurring working capital changes	0	0	990
Change in operating working capital	-248	-742	-1,084
Add back: Provisions and Unrealized exchange gains/losses	-56	553	-143
Add back: Acquisitions/divestitures net	100	173	934
Add back: Paid income taxes	128	-219	25
Net assets acquired during the period	0	0	200
Operating cash flow	**144**	**-430**	**- 11**
Of which currency effects	218	-431	-619





Gambro finances professorship in nephrology at the Sahlgrenska Academy

Stockholm, Sweden, April 3, 2002 – Gambro AB (Stockholmsbörsen: GAMBaST, GAMBbST), a leading international medical technology and healthcare company, today announced that it is financing a professorship in nephrology at the Sahlgrenska Academy at Göteborg University in Sweden for a period of five years. As a globally leading company in the care and treatment of renal patients Gambro has, for many years, been cooperating with prominent university hospitals all over the world, among them the Sahlgrenska Academy. The goal is to always be in the forefront within research in the renal care area. The professorship means that Gambro deepens the cooperation in renal care with the Sahlgrenska Academy.

For many years Sweden has played a pioneering role in renal care and Professor Nils Alwall was one of the first professors in nephrology in the world. Nils Alwall invented the artificial kidney for single use which was then industrially developed and commercialized by the Swedish industrialist Holger Crafoord in the Gambro company.

The professorship at the Sahlgrenska Academy is held by Professor Börje Haraldsson. It is being announced today in Gothenburg, Sweden in connection with a scientific symposium at the Sahlgrenska Academy – Renal Care in the Future – with speakers from the Sahlgrenska University Hospital and from Gambro.

For further information please contact:
Leif Smeby, Senior Vice President, Corporate Research, tel. +46-46-16 90 44, +46-708 24 99 44
Karin Avasalu, Vice President, Corporate Communications, tel. +46-8-613 65 99, +46-70-513 65 99
Pia Irell, Investor Relations Director, Corporate Finance, tel. +46-8-613 65 91, +46-70-513 65 91
Kevin Smith, President Gambro Inc., Investor Relations US, tel. +1-303 231 4750

Gambro is a global medical technology and healthcare company with leading positions in renal care - services and products - and blood component technology. Gambro Healthcare is one of the leading providers of kidney dialysis services in the world with about 50,900 patients in more than 670 clinics worldwide. Gambro Renal Products comprises dialyzers, dialysis machines, blood lines and dialysis concentrates. Gambro BCT is the market leader in separation and handling of blood components. The group, with revenues of approximately SEK 27 billion (USD 2.7 billion), has 20,400 employees in some 40 countries.

Gambro AB
A public company (publ)
Reg no. 556041-8005
Jakobsgatan 6, PO Box 7373
SE-103 91 Stockholm
Sweden
Tel +46 8-613 65 00
Fax +46 8-611 28 30
info@gambro.com
www.gambro.com





PRESS RELEASE
March 26, 2002

Report from Gambro's Annual General Meeting, March 25, 2002

Stockholm, Sweden, March 26, 2002 – Gambro AB (Stockholmsbörsen: GAMBaST, GAMBbST), a leading international medical technology and healthcare company, reports the following decisions taken at the Annual General Meeting.

Board of Directors

Claes Dahlbäck, Sandra Austin Crayton, Gösta Gahrton, Wilbur H Gantz, Peter H Grassmann, Juha P Kokko, Sören Mellstig, Håkan Mogren and Björn Svedberg were reelected members of the Board. Sven Nyman had declined reelection. At the statutory Board meeting following the Annual General Meeting, Claes Dahlbäck was elected Chairman and Håkan Mogren was elected Vice Chairman.

Dividend

The Meeting approved a dividend for 2001 of SEK 1.10 per share, with a record date of March 28, 2002. With this record date, dividends are expected to be paid from VPC (The Swedish Central Securities Depository and Clearing Organisation) on April 4, 2002.

Purchase and sale of the Company's own shares

The proposed authority for the Board to decide on the purchase and sale of the Company's own shares was approved. In short this includes authority for the Board to decide on the acquisition of own shares subject to certain conditions as well as authority to dispose of own shares subject to certain conditions.

For further information please contact:
Karin Avasalu, Vice President, Corporate Communications, tel. +46-8-613 65 99, +46-70-513 65 99
Pia Irell, Investor Relations Director, Corporate Finance, tel. +46-8-613 65 91, +46-70-513 65 91
Kevin Smith, President Gambro Inc., Investor Relations US, tel. +1-303 231 4750

Gambro is a global medical technology and healthcare company with leading positions in renal care - services and products - and blood component technology. Gambro Healthcare is one of the leading providers of kidney dialysis services in the world with about 50,900 patients in more than 670 clinics worldwide. Gambro Renal Products comprises dialyzers, dialysis machines, blood lines and dialysis concentrates. Gambro BCT is the market leader in separation and handling of blood components. The group, with revenues of approximately SEK 27 billion (USD 2.7 billion), has 20,400 employees in some 40 countries.

Gambro AB
A public company (publ)
Reg no. 556041-8005
Jakobsgatan 6, PO Box 7373
SE-103 91 Stockholm
Sweden
Tel +46 8-613 65 00
Fax +46 8-611 28 30
info@gambro.com
www.gambro.com





PRESS RELEASE
March 7, 2002

Board resolution on employee stock option program in Gambro AB

Stockholm, Sweden, March 7, 2002 – Gambro AB (Stockholmsbörsen: GAMBaST, GAMBbST), a leading international medical technology and healthcare company, today announced that the Board of Gambro AB has resolved to implement an employee stock option program for year 2002. This program is similar to the programs implemented for the years 1999 – 2001 which are described in Gambro's financial statements; however the maturity for the options are determined to five years this time. In line with the existing program, the strike price will amount to 110 % of the current stock market price, which will be established on the basis on a trading average in relation to the allocation. The program is encompassing 3.7 million underlying shares. As for the previous years, the intention is that the Company's exposure in case of a share price increase, inclusive potential social security costs, will be fully secured by a hedge in the form of a so-called equity swap. Thereby, it has been assessed that the program will not have any dilutive impacts for the Company or the shareholders, but that the cost is instead assessed to be limited to an interest cost computed on the value of the underlying shares when the swap is entered into (reduced for an amount corresponding to the dividends attributable to the underlying shares). The allocation is intended to be made in the same way as for the programs of the previous years, so that higher executives, totaling some four hundred, are divided into four different categories ("bands"). The CEO constitutes the highest band, with an allocation which the Board has decided to 111.875 options, while the immediate superiors will decide upon the final allocation for the other categories/bands.

The program for year 2002 is corresponding to some 1.1 % of all the shares in the Company; together with existing programs, the total extent corresponds to some 2.8 %.

For further information please contact:
Lars Fahlén, Senior Vice President, Corporate Human Resources, tel. +46-8-613 65 00, +46-70-513 65 64
Karin Avasalu, Vice President, Corporate Communications, tel. +46-8-613 65 99, +46-70-513 65 99
Pia Irell, Investor Relations Director, Corporate Finance, tel. +46-8-613 65 91, +46-70-513 65 91
Kevin Smith, President Gambro Inc., Investor Relations US, tel. +1-303 231 4750

Gambro is a global medical technology and healthcare company with leading positions in renal care - services and products - and blood component technology. Gambro Healthcare is one of the leading providers of kidney dialysis services in the world with about 50,900 patients in more than 670 clinics worldwide. Gambro Renal Products comprises dialyzers, dialysis machines, blood lines and dialysis concentrates. Gambro BCT is the market leader in separation and handling of blood components. The group, with revenues of approximately SEK 27 billion (USD 2.7 billion), has 20,400 employees in some 40 countries.

Gambro AB
A public company (publ)
Reg no. 556041-8005
Jakobsgatan 6, PO Box 7373
SE-103 91 Stockholm
Sweden
Tel +46 8-613 65 00
Fax +46 8-611 28 30
info@gambro.com
www.gambro.com



REPORT
February 13, 2002



Year end report 2001:

- Group revenues increased 20%
- Operating earnings, EBITDA, up 8% with improvements in business areas but negative effect from laboratory income and legal expenses
- Cash flow from operations at MSEK 608 (excl currency effect of MSEK -619), driven by improved working capital, selective acquisitions and capital gain
- Incl non-recurring, EPS and CEPS amounted to SEK -1.22 (2.85) and SEK 8.50 (13.81) resp.
- Dividend proposal SEK 1.10 (1.10)

MSEK excl. nonrecurring items	Q4 2001	Q4 2000	*Change*	*Currency adjusted*	Full year 2001	Full year 2000	*Change*	*Currency adjusted*
Revenues	7,176	6,143	*17%*	*10%*	26,720	22,245	*20%*	*9%*
EBITDA*	1,076	925	*16%*	*7%*	4,268	3,969	*8%*	*-2%*
EBITDA* margin	15.0%	15.1%			16.0%	17.8%		
EBITDA (incl nonrecurring items)	1,041	874	*19%*	*10%*	3,305	3,983	*-17%*	*-26%*

* Earnings before depreciation and amortization

Fourth quarter highlights:

- Strongest quarterly revenue growth in three years, +10% currency adjusted.
- Product business areas margin improved significantly in the fourth quarter, from 16.1% in 2000 to 19.0% in 2001.
- Very strong cash flow due to reduction of working capital and selective acquisitions. Net debt reduced by MSEK 484.
- US revenue per treatment improved by USD 8 to USD 242 due to improved payer and treatment mix and ramp up of laboratory business.
- Laboratory issues solved: MSEK 31 settlement of the US Department of Justice investigation initiated in April 2001 offset by billing of previously unbilled tests and reversal of over-accrued expenses.
- Conservative approach in Argentina, write-off of all goodwill and receivables, MSEK 290.
- Capital gain on divestiture of Thoratec shares MSEK 293.

"I'm pleased to see that all Gambro business areas have exceeded market growth. The cash flow has improved positively for the year. We have seen a turnaround in the margin trend for Gambro Healthcare and the product business areas have improved their margins quarter-by-quarter compared to 2000," said Sören Mellstig, Gambro president and CEO.

Gambro is a global medical technology and healthcare company with leading positions in renal care - services and products - and blood component technology. Gambro Healthcare is one of the leading providers of kidney dialysis services in the world with about 50,900 patients in more than 670 clinics worldwide. Gambro Renal Products comprises dialyzers, dialysis machines, blood lines and dialysis concentrates. Gambro BCT is the market leader in separation and handling of blood components. The group, with revenues of approximately SEK 27 billion (USD 2.7 billion), has 20,400 employees in some 40 countries.

Gambro AB
A public company (publ)
Reg no. 556041-8005
Jakobsgatan 6, P O Box 7373
SE-103 91 Stockholm
Sweden
Tel +46 8-613 65 00
Fax +46 8-611 28 30
Email info@gambro.com
www.gambro.com



February 13, 2002

Key data, present structure (excluding nonrecurring items)

MSEK	Q4 2001	Q4 2000	Full year 2001	Full year 2000
Revenues	7,176	6,143	26,720	22,245
Operating earnings before depr. (EBITDA)	1,076	925	4,268	3,969
EBITDA margin, %	*15.0%*	*15.1%*	*16.0%*	*17.8%*
Operating earnings (EBIT)	313	272	1,472	1,569
EBIT margin, %	*4.4%*	*4.4%*	*5.5%*	*7.1%*
Earnings before tax (EBT)	94	130	704	983
Earnings per share (EPS) SEK [1]	-0.06	0.18	0.39	0.96
Earnings per share (EPS) SEK [1] including nonrecurring items	-0.03	-0.80	-1.22	2.85
Cash earnings per share (CEPS) SEK [2]	2.16	2.07	8.50	7.92
Cash flow from operations [3]	670	587	-11	1,103
Cash flow from operations per share [3]	1.94	1.70	-0.03	3.20
Net debt	9,434	7,275	9,434	7,275

1) After full tax
2) Net income plus depreciation and amortization divided by number of shares
3) Cash flow before acquisitions/divestitures and taxes

FOURTH QUARTER 2001

For the Group, the fourth quarter 2001 revenues were MSEK 7,176 (6,143) corresponding to a growth of 17% (10%*). This represents the strongest quarter in revenue growth in three years. Overall Group revenues developed positively on main markets in Europe and the US as well as on prioritized markets in the rest of the world.

For Gambro Healthcare, revenues grew by 21% (14%*) including good growth in the US and the rest of the world. For Gambro Renal Products, revenues increased by 12% (6%*). Gambro BCT revenues increased by 7% (1%*) due to a general reduction in blood donations towards the end of the year.

The group experienced strong cash flow from operations due to reduction of working capital, selective acquisitions and a positive effect on nonrecurring items. Net debt was reduced by MSEK 484 to MSEK 9,434.

Operating margin, EBITDA, for the Group was 15.0 % (15.1%). The margin was negatively affected by legal and administrative expenses of MSEK 72 related to the subpoena received in June by Gambro Healthcare US and by changed laboratory revenue recognition of MSEK 60 (see section "Other").

The underlying businesses continued to improve their profitability, with higher margins in all business areas compared to the fourth quarter last year. Significantly higher margin was recognized for the product business areas, from 16.1% in 2000 to 19.0% in 2001. Gambro Healthcare continues to show improved performance. The EBITDA margin for Gambro Healthcare reached 14.6%.

In December, Gambro Healthcare Laboratory Services reached a preliminary settlement with respect to the US Department of Justice investigation commenced in April 2001. Under the proposed settlement, Gambro has agreed to pay MUSD 3 (MSEK 31), with no admission of any wrongdoing. In the fourth quarter, some of the previously unbilled laboratory tests provided for in June 2001 were billed and a portion of the expense reserve was reversed. These amounts, totalling MUSD 3 (MSEK 31), were offset

against the settlement.

The economic uncertainty in Argentina has caused Gambro to make a write-off of the remaining goodwill value, MSEK 228, in December 2001. In addition, a provision for receivables not possible to collect amounting to MSEK 62 was also established.

Approximately half of Gambro's holding of Thoratec Corp. shares was divested with a capital gain of MSEK 293 (cash effect MSEK 304).

Nonrecurring items

	Q4		Full year	
MSEK	2001	2000	2001	2000
Result from divestitures				628
Provision for repayments of lab services			-927	-563
Restructuring GHc, US		-106		-106
Reversal of prior provisions	27	55	27	55
Write-down of fixed assets	-228	-1,379	-228	-1,379
Write-down of receivables in Argentina	-62		-62	
Total operating items	**-263**	**-1,430**	**-1,190**	**-1,365**
Capital gain on sale of shares	293		293	
Write-down of shareholdings		-145		-145
Total financial items	**293**	**-145**	**293**	**-145**
Reversal of tax provisions		917		1,820
Utilization of tax losses carried forward	102		102	
Tax on operating and financial items	-122	319	239	342
Total tax items	**-20**	**1,236**	**341**	**2,162**
Total nonrecurring items	**10**	**-339**	**-556**	**652**

YEAR END REPORT 2001

For the full year, Gambro reported revenues of MSEK 26,720 (22,245), an increase of 20% (9%*). Group revenues developed positively on main markets in Europe, the Americas and on prioritized markets in the rest of the world.

Revenues for Gambro Healthcare were up 25% (12%*), with a gradual improvement in revenue per treatment in the US. Gambro Renal Products revenues increased by 14% (6%*) with a continued good development in Europe, good growth in prioritized areas in the rest of the world as well as continuously increasing internal sales. For Gambro BCT, revenues increased by 18% (7%*) with favorable growth in most markets.

Operating earnings, EBITDA, increased by 8% to MSEK 4,268 (MSEK 3,305 incl. nonrecurring items). Operating margin (EBITDA) for the Group was 16.0% (12.4% incl. nonrecurring items). Earnings, margins as well as revenues have been negatively affected with MSEK 250 by the changed laboratory revenue recognition methodology (see section "Other"). Also, costs related to the subpoena received by Gambro Healthcare in June 2001 had a negative impact on the margin. To date, costs related to the investigation, including legal fees and other costs of collecting the information requested in the subpoena, amount to MSEK 99 (recorded in "Others").

Gambro generated MSEK 2,454 in cash flow before investments, acquisitions and tax. This includes a negative currency effect of MSEK 641 primarily in working capital. It includes MSEK 423 invested in research and development, not capitalized. This cash flow funded investments in capitalized development cost of MSEK 195, investment in tangible and other intangible assets of MSEK 2,169 and investment in acquired technology (Gambro BCT) of MSEK 101, which resulted in a cash flow from operations of MSEK -11 (MSEK +608*).

*) Currency adjusted

OUTLOOK

Gambro's overall objectives for the year are to leverage the improved platform for growth and profitability. Focus will also be to define the business model as an integrated service provider and to explore new growth opportunities. The financial objectives for the group in 2002 are to deliver a revenue growth of 8-10%, improve the operating margin trend and further improve cash flow from operations. The financial results on a group level will be affected by costs related to the subpoena in Gambro Healthcare US.

Gambro Healthcare's objective is to have a yearly revenue growth of about 10%, mainly through organic growth, with only a few selective acquisitions and operating earnings growing more than revenues.

The objective for Gambro Renal Products is to achieve an annual increase in sales of 8-10%, with a steady increase in market shares. Increasing volumes and thereby reducing unit costs will further improve profit margins.

The goal for Gambro BCT is to achieve sales growth in excess of 10% in 2002. Long-term growth potential is enhanced by breakthroughs in expansive complementary operations, such as inactivation of viruses and bacteria (PET) and systems for automated separation of manually collected blood. While the profit margins on the new operations may be lower than on Gambro BCT's current core business, the growth potential is substantial.

MARKET DEVELOPMENT

The renal care market is characterized by a stable year-on-year increase that is essentially unaffected by economic fluctuations. The annual global increase of patients is about 7%, although the growth figures vary widely between different geographic regions. The current growth rate is estimated at 5-7% in Europe, the US and Japan, and around 10% in other parts of the world. The product market is subject to price pressure in the region of 2-3% per year. The total value of the market is approximately 65 billion SEK (6.3 billion USD).

The blood bank technology market is driven by a worldwide shortage of blood and blood components and a constant demand for increased safety in the world's blood supply. The market for blood bank technology, including products for blood collection and blood purification, is approximately SEK 12 billion SEK (USD 1.2 billion) and is growing by 5-6 percent per year.



February 13, 2002

BUSINESS AREAS

Gambro Healthcare

The number of clinics has reached critical mass, and the focus is now on organic growth. Gambro Healthcare US made refinements to its decentralized organizational structure with improvements in financial performance in our clinical operations as a result.

MSEK	Q4 2001	Q4 2000	Q4 *Nominal*	Q4 *Currency adjusted*	Full year 2001	Full year 2000	Full year *Nominal*	Full year *Currency adjusted*
Revenues	4,404	3,632	*+21%*	*+14%*	16,238	12,957	*+25%*	*+12%*
US	3,934	3,267	*+20%*	*+14%*	14,556	11,670	*+25%*	*+11%*
Rest of the world	470	365	*+29%*	*+19%*	1,682	1,287	*+31%*	*+20%*
EBITDA*	643	511	*+26%*	*+18%*	2,314	2,119	*+9%*	*-2%*
EBITDA* margin	14.6%	14.1%			14.2%	16.4%		

* Operating earnings before depreciation and amortizations

	2001 Q4	2001 Q3	2001 Q2	2001 Q1	2000 Q4	2000 Q3	2000 Q2	2000 Q1
Total number of treatments in Consolidated clinics (thousand)	**1,856**	**1,807**	**1,787**	**1,686**	**1,698**	**1,668**	**1,588**	**1,546**
US	1,534	1,500	1,497	1,426	1,437	1,408	1,372	1,348
Rest of the world	322	307	290	260	261	260	216	198
Revenue per treatment, US (USD)	242	234	233	239	229	226	227	230
of which is Laboratory Services	6	4	3	10	11	11	11	14

	December 31 2001	December 31 2000	Jan-Dec 2001 Change	Q4 vs. Q3, 2001 Change
Total number of clinics	**675**	**636**	**+39**	**+3**
US	533	508	+25	+2
Rest of the world	142	128	+14	+1
Total number of patients	**50,880**	**47,570**	**+3,310**	**+580**
US	40,050	38,330	+1,720	+250
Rest of the world	10,830	9,240	+1,590	+330

As of December 31, Gambro operated 675 clinics, serving 50,880 patients. 18 clinics were closed/divested during the year (3 in the quarter), 37 were acquired (1 in the quarter) and 20 de novo clinics opened (5 in the quarter).

Gambro Healthcare US fourth quarter 2001

Revenues per treatment in the US reached 242 USD, a quarter-on-quarter increase of 8 USD and a rise of 13 USD from the fourth quarter of 2000. The good performance is due to improved payer and treatment mix and a 2.4% increase in the Medicare rate in the beginning of the year. Labor costs per treatment remained at a stable level for the fourth quarter in a row.

Gambro Healthcare US showed a turnaround in the margin trend for the year, although both sales and profits were negatively affected by the change in the accounting methodology for revenue from laboratory tests performed at Gambro Healthcare Laboratory Services (see section "Other"). The impact of this change has reduced revenues and operating income by approximately MUSD 6 (MSEK 60) for the fourth quarter 2001.



February 13, 2002

Billing from Laboratory Services has been ramped up during the year and reached USD 6 per treatment in the fourth quarter.

In the fourth quarter 2001 some of the previously unbilled Laboratory tests provided for in June 2001 were billed and a portion of the expense reserve established in June 2001 was reversed. These amounts totalled MSEK 31 (MUSD 3). In December 2001, Gambro Healthcare Laboratory Services reached a preliminary settlement with respect to the US Department of Justice investigation that began in April 2001 related to billings for periods subsequent to January 2000. Under the proposed settlement, Gambro has agreed to pay MSEK 31 (MUSD 3) to resolve all claims, with no admission of any wrongdoing. This amount was offset against the reversal of the provision.

Gambro Healthcare US full year 2001

The extensive operational and financial improvement program that was initiated at the end of fiscal year 2000 resulted in a turnaround in the margin trend for the US clinic business during 2001. For the full year 2001 the revenue per treatment in the US reached USD 237 (2000: USD 228). This increase was due to several factors: improved treatment mix, improved payer mix, increased focus on anemia management and a 2.4 % increase in the composite reimbursement rate for dialysis treatments by Medicare, the US federal healthcare system, reduced by lower revenues from the laboratory following the new methodology. The launch of recruiting and retention programs stabilized the caregiver work force, resulting in improved productivity and operating efficiencies that mitigated increases in the overall cost of labor resulting from the shortage of caregivers in the US. The labour cost per treatment remained stable throughout the year.

Gambro has signed an agreement with the US company Dendreon Corporation, US, which develops therapeutic cancer vaccines. Gambro Healthcare's US network of clinics will collect cells for the production of the vaccines. Gambro BCT's Spectra cell collection system will be used for this purpose. Initially, the target group will be patients with prostate cancer.

Resolution of laboratory billing issues

- In late June 2001, Gambro decided to make a provision of MUSD 85 (MSEK 927) for unbilled receivables for laboratory services in the US including MUSD 12 of revenues recognized in the first quarter 2001.
- In the fourth quarter 2001, some of the previously unbilled tests provided for in June 2001 were billed and a portion of the expense reserve was reversed. The amounts totalled MSEK 31 (MUSD 3).
- In December 2001, Gambro Healthcare Laboratory Services reached a preliminary settlement with respect to the US Department of Justice investigation that began in April 2001 related to billings for periods subsequent to January 2000. Under the proposed settlement, Gambro has agreed to pay MSEK 31 (MUSD 3) to resolve all claims, with no admission of any wrongdoing. This amount was offset against the reversal of the provision.
- During the third quarter, the implementation of a new order entry system that ensures only laboratory tests meeting the most rigorous interpretation of standards for the underlying documentation are billed, was successfully completed.



- Effective April 1, 2001, Gambro changed its laboratory revenue recognition methodology so that it will only record tests that have been billed, rather than recording revenue when tests have been performed. This presently results in lower revenues than historical levels. With the new methodology applied, revenues for the full year 2001 were about MUSD 24 (MSEK 250) lower for the business area Gambro Healthcare, and the corresponding operating (EBITDA) margin was about 1.3 percentage points lower. Gambro believes it will ramp up levels of revenues and margin from the laboratory operations through the latter part of 2002 compared to historical performance.

Subpoena

In June 2001, Gambro Healthcare, Inc. received a subpoena in connection with an investigation by the United States Department of Justice. The subpoena requested information and documentation from Gambro Healthcare relating to various aspects of its dialysis operations in the United States. To date, legal fees and other costs of collecting the information requested in the subpoena, amount to MSEK 99 for 2001, MSEK 72 was recorded in the fourth quarter (in "Others"). Gambro Healthcare believes the information requested by the subpoena is focused principally on Medicare and Medicaid billing practices and relationships with physicians and pharmaceutical manufacturers. Gambro Healthcare is cooperating with the ongoing investigation and continues to provide information and documentation in response to the subpoena. Gambro Healthcare anticipates that it will take through much of 2002 to complete its response to the subpoena. The US government has not served Gambro Healthcare with any claim or lawsuit. Depending on the results of its investigation, the US government could seek material monetary penalties and other remedies.

Gambro Healthcare International (non-US)

Gambro Healthcare International had a good revenue growth, however the operating margin deteriorated somewhat during the year partly due to the economic collapse in Argentina. As a result of this, Gambro's 33 clinics in the country faced reimbursement cuts, new taxes, and significantly higher interest rates. The reduced cash flows and the general uncertainty about the recovery of the economy has caused Gambro to make a write-off of the remaining goodwill value, MSEK 228 (MARS* 40), in December 2001. Approximately 50 percent of the charge was caused by the reduced cash flows and the rest was due to the general uncertainty going forward. In addition, a provision for receivables not possible to collect amounting to MSEK 62 (MARS* 10) was also established.

At year end 2001, Gambro Healthcare International operated 142 clinics with 10,830 patients. Most clinics are located in Europe (ten countries), and include 33 clinics in Argentina, four in Uruguay and two in Australia.

*) MARS = Argentinean currency



Gambro patient outcomes October-December 2001	United States	Europe
Demographics of patients (averages)		
Age (years)	60.3	62.2
Time on dialysis (years)	2.6	4.4
Weight (kg)	74.3	65.6
Prevalence of diabetes	30%	15%
Outcomes		
Kt/V[1] (average)	1.53	1.46
Kt/V >1.3	83%	76%
Urea reduction ratio[2] (average)	74%	72%
Albumin[3] >35 g/l	83%	87%
Hemoglobin[4] >11g/dl	77%	70%
Hematocrit[5] (average)	35%	NA*

* Not available

1) Kt/V is a method of assessing the quantity of dialysis delivered. Most national standards recommend a minimum acceptable target for Kt/V of 1.2 in a thrice-weekly dialysis schedule.
2) Urea reduction ratio (URR) is a measure of how effectively a dialysis treatment removes urea from the body. Most national standards recommend a minimum URR of 65% in a thrice-weekly dialysis schedule.
3) Albumin is the major plasma protein responsible for much of the plasma colloid osmotic pressure, as it cannot pass the wall of blood vessels. In dialysis patients, serum albumin is used as a marker of nutrition and inflammation. A serum albumin concentration of >35 g/l is generally defined as adequate, although the target value depends on the analysis method used.
4) Hemoglobin is the iron-containing protein in red blood cells that transports oxygen in the body. Hemoglobin is used as a marker of anemia management. The current target for hemoglobin in dialysis patients is >11 g/dl.
5) Hematocrit is a measure of the volume fraction of red blood cells. Hematocrit is used as a marker of anemia management, mainly in the US. Most standards recommend hematocrit in dialysis patients to be >33 %.

Gambro Renal Products and Gambro BCT

	Q4			*Currency*	Full year			*Currency*
MSEK	2001	2000	*Nominal*	*adjusted*	2001	2000	*Nominal*	*adjusted*
Revenues								
Renal Products (GRP)	2,573	2,300	*+12%*	*+6%*	9,663	8,481	*+14%*	*+6%*
Gambro BCT (BCT)	478	446	*+7%*	*+1%*	1,832	1,559	*+18%*	*+7%*
Total (GRP+BCT)	3,051	2,746	*+11%*	*+5%*	11,495	10,040	*+15%*	*+6%*
EBITDA* (GRP + BCT)	581	441	*+32%*	*+27%*	2,296	1,878	*+22%*	*+15%*
EBITDA* margin (GRP+ BCT)	19.0%	16.1%			20.0%	18.7%		

* Operating earnings before depreciation and amortizations

Gambro Renal Products

2001 was characterized by a strong increase in sales, increased market shares and a healthy profit margin. The restructuring program initiated in 1999 continued to yield beneficial results during 2001. The sales successes highlighted temporary limitations in production capacity for certain products.

<u>Gambro Renal Products fourth quarter 2001</u>

The profitability for Gambro Renal Products was significantly higher than the fourth quarter last year but showed a reduction versus the third quarter due to seasonal effects. Internal sales continued to grow and were up by 19% compared to the fourth quarter last year, and were up 21% for the full year, currency

adjusted.



Gambro Renal Products full year 2001

Gambro Renal Products' global market share increased by slightly more than one percentage point to more than 15%. The sales trend was very favorable in France and Italy as well as in Spain. Sales also developed very well in several other markets, such as Canada, Australia, South Korea and Eastern Europe, as well as countries relatively new to Gambro in Latin America and Southeast Asia. The sales increase was somewhat lower in major markets such as the US, Germany and Japan, partly as a result of delays in product launches combined with limitations in capacity.

During 2001, the target of reducing the total number of warehouses in Europe to six state-of-the-art logistics centers was achieved. Considerable cost savings were achieved by coordinating purchasing.

Polyflux synthetic dialyzer sales developed exceedingly well. A new state-of-the-art production facility with a capacity of 5 million dialyzers per year was inaugurated in Hechingen, Germany, in October. A decision was made to increase capacity by nearly 8 million dialyzers per year at the units in Hechingen and Meyzieu, France. Production is expected to start during 2003.

A new version in the AN 69 dialyzer series, AN 69 ST, was launched. The new Phoenix hemodialysis machine was launched in Europe and Canada earlier in the year, and in the US during the fourth quarter. The introduction of Phoenix had been delayed, which had a negative impact on sales. However, it is estimated that it will be possible to recoup the major portion of lost sales during 2002. Advanced new versions of the AK-series hemodialysis machines are also being introduced. Sales of dialysis concentrate showed a highly favorable trend. Production capacity for dry concentrates was doubled during the year in conjunction with the start-up of a new unit in Lund, Sweden, in the middle of the third quarter. A decision was made to increase production capacity for sterile solutions in Europe and the US. New versions of the BiCart cartridge and the SelectBag dialysis concentrate were introduced. The major sales success of blood lines led to certain production problems.

A test launch of a new machine for peritoneal dialysis, Serena, was initiated during the second half of 2001. The machine incorporates a unique flow-control technology that ensures a rapid, reliable and even flow. A new version of Gambrosol Trio PD fluid was introduced during the year.

Gambro BCT

Major sales successes for the Trima Automated Blood Collection System and other products, continued progress on the PET project, an important acquisition and several new cooperation agreements characterized Gambro BCT's performance during 2001.

Gambro BCT fourth quarter 2001

The US experienced a general reduction in blood donations towards the end of the year. Sales for the quarter in the European market developed well, with good growth in major markets of Germany, the UK and Spain. The Americas (excluding the US) and new markets in Asia, like Korea, Brazil and Canada continued double-digit growth, whereas Japan and Australia experienced a lower growth rate.

The profitability and cash flow trend for Gambro BCT continues to be positive. Gambro BCT, and Gambro Renal Products, combined operating earnings before depreciation increased 32%, from MSEK 441 to MSEK 581, while the operating margin (EBITDA) increased from 16.1% to 19.0%.




February 13, 2002

Gambro BCT full year 2001

Sales in the US, representing more than 60% of revenues, increased by 6% (currency-adjusted). European sales showed favorable growth in the key German, UK and Spanish markets. Canada, Brazil, Korea and Taiwan also achieved significant sales growth.

The profitability and cash flow trend for Gambro BCT continues to be positive. Gambro BCT, and Gambro Renal Products', combined operating earnings before depreciation increased by 22% to MSEK 2,296, with an operating margin (EBITDA) of 20.0% (18.7%).

Blood Banking Technology

Gambro BCT continues the development of its leadership position in the blood banking technology market within automated blood collection, leukoreduction and the development of pathogen eradication technology. More than 900 Trima systems operate (and about 90 were installed during the fourth quarter) in more than 350 blood centers in 37 countries throughout the world. Blood Systems, Inc., the second largest blood center group in the US, began installing the Trima system throughout the US in September. The largest blood collection organization in Latin America installed Trima at its center in São Paulo, Brazil, during September. The Japanese Red Cross approved use of the system in 2001.

Gambro acquired the assets of Sanguistech AB. Both Sanguistech's products and patent estate will enable Gambro BCT to expand its participation within blood banking technology into whole blood processing. Sanguistech's OrbiSac System automates the separation of manual whole blood collections in the blood center laboratory. Three sites in Europe are currently using the OrbiSac System to separate buffy coat platelets.

Gambro BCT is testing its Vista information system at five customer sites. Vista enables blood centers to maximize the yield from each donor, operate more productively and maintain important regulatory compliance.

Therapeutic Specialties

Gambro BCT, with the Spectra system, is the worldwide leader in cell separation and collection technologies that help clinicians deliver therapies requiring plasma separation and the collection of white blood cells (adult stem cells).

In 2001, a new business unit was established with a special focus on certain segments within cell-based immunotherapy. The aim is to deliver a broad range of cellular and plasma therapies and support for the treatment of cancer, congenital and immune disorders and through innovation in cell collections, ex vivo cell manipulation and graft engineering.

During the year, Gambro BCT extended its participation in the therapeutics marketplace by entering into an exclusive distribution agreement with BioTransplant Incorporated for the distribution of Eligix cell separation systems. Eligix products are designed to remove unwanted cells in cancer therapies thereby improving clinical outcomes for patients. The territory is worldwide, with the exception of the US, Canada and Japan. Sales of Eligix cell separation systems began in Europe during the fourth quarter of 2001. Sales outside of Europe will begin in 2002.

Pathogen Eradication Technology (PET)

Investment in the PET project during the fourth quarter was MSEK 34 (17), the year approximately totaled MSEK 133 (39). The plan is to invest approximately MUSD 25 in the project during 2002. The US Patent and Trademark Office approved important new patents for the PET technology. The plan is to initiate phase 1 clinical studies of the PET process for the purification of platelets during 2002. These studies will be the first trials on humans. The potential market for inactivation of viruses and bacteria is estimated at approximately 3 billion USD.

Gambro BCT entered into a strategic partnership with Sangart, Inc., comprising a license for Sangart to utilize Gambro BCT's PET technology for inactivation of viruses in its production of hemoglobin-based products from human red blood cells. This also includes a disposables supply agreement for the PET process. As part of the partnership, Gambro invested approximately MUSD 3 in Sangart.

The scope of the investigation into PET efficacy for pathogen inactivation has been expanded to include blood-borne parasites. Preliminary outcomes from our cooperative research and development agreement with the Walter Reed Army Institute of Research have demonstrated promising results for the effectiveness of the PET process in neutralizing malaria-infected red blood cells that warrant progressing to additional studies.

INVESTMENTS

Group investments net during the period amounted to MSEK 2,465 (1,741). This includes MSEK 195 of development costs capitalized (see also "Other"). Fourth quarter investments amounted to MSEK 695 (557), including development costs capitalized amounting to MSEK 54.

ACQUISITIONS AND DIVESTITURES

Group acquisitions during the year amounted to MSEK 1,460 (1,141). Acquisitions in the fourth quarter amounted to MSEK 45 (107). Divestitures of shares and assets amounted to MSEK 526 (812). In the fourth quarter, divestitures amounted to MSEK 468 (0); the sale of shares in Thoratec Corp, is included with MSEK 304.

FINANCIAL POSITION

As of December 31, 2001, net debt (loans and accruals for pension less cash and short-term investments) amounted to MSEK 9,434 (7,275). Net debt during the fourth quarter was reduced by MSEK 484. In comparison with December 2000, the net debt increased by MSEK 2,159. The increase is explained by cash flow from operations of MSEK 608, acquisitions of MSEK -1,460, divestitures of MSEK 526, taxes paid of MSEK -25, dividend paid of MSEK -379, currency effects of MSEK -638 and other of MSEK -791.

Average net debt during the year amounted to some MSEK 9,200, resulting in an average interest rate of approximately 7.5% (adjusted for interest not attributable to items in the net debt). The average interest rate for 2000 was approximately 8.3 %. The economic situation in Argentina had a significant adverse effect on the interest net in the second half of the year. The incremental impact over the prior year was MSEK 60. By the end of December 2001 the loans in Argentina were converted to equity, thereby eliminating the negative effect on the interest net going into 2002.

The equity/assets ratio at the close of the year was 57% (60%).





PERSONNEL

The total number of employees in the Gambro group increased by 2,077 during the year, mainly due to acquisition/expansion of clinics. By the end of the period, the total number of employees amounted to 20,371.

OTHER

Since January 1, 2001, the Gambro group applies all recommendations by the Swedish Financial Accounting Standards Council. On January 1, 2001, thirteen new recommendations were introduced, five of which will not be mandatory until January 1, 2002. The introduction of the new recommendations has had a positive effect on 2001 earnings of 195 MSEK (see "Investments"). Effective April 1, 2001, Gambro has changed its laboratory revenue recognition methodology so that it will only record tests that have been billed, rather than recording revenue when tests have been performed. With the new methodology applied, in comparison with prior methodology, revenues for the fourth quarter of 2001 were approximately MSEK 60 lower (about MSEK 250 for the full year).

PARENT COMPANY

Parent Company earnings before tax and appropriations amounted to MSEK 2,886 (13,083). The Parent Company's liquid funds at year end amounted to MSEK 381 (13). In addition, MSEK 21,054 of receivables from Group companies are interest bearing. Other long-term receivables from Group companies includes MSEK 7,971 (8,194) that was valued at the historical rate in accordance with the Swedish Financial Accounting Standards Council's Recommendation RR8. The unrealized exchange gain amounted to MSEK 2,316.

The wholly owned subsidiaries Incentive Grosshandel AB, Gambro Financial Services AB, Gambro Treasury AB, Förvaltnings AB Norra Kungstornet, Persöner AB and Athena AB were merged into the parent company during 2001.

AFTER THE CLOSING OF THE PERIOD

No significant events that affect the Group's or the Parent Company's financial position have occurred since year end.

BOARD PROPOSALS

Dividend

The Board of Directors proposes a dividend of SEK 1.10 (1.10) per share, to which MSEK 379 (379) is allocated.

Share buy-back

At today's Board meeting, the Board of Directors has decided to make a proposal to the Annual General Meeting on giving authorization to the Board of Directors regarding the buy-back and transfer of own shares. This authorization is intended to enhance opportunities for transferring surplus capital to shareholders and for making acquisitions. The authorization regarding the buy-back of shares given at the Annual General Meeting in 2001 has not been used.


GAMBRO


February 13, 2002

ANNUAL GENERAL MEETING

Gambro's Annual General Meeting will be held at 6:00 pm on March 25, 2002 at the Globe Arena Annex, Stockholm.

Stockholm, February 13, 2002

The Board of Directors

This report has not been subject to examination by the Company's auditors.

For further information please contact:
Lars Granlöf, Senior Vice President, CFO, tel. +46-8-613 65 00, +46-70-513 65 48
Karin Avasalu, Vice President, Corporate Communications, tel. +46 8 613 65 00, +46-70-513 65 99
Pia Irell, Director, Investor Relations, tel. +46-8-613 65 00, +46-70-513 65 91
Kevin Smith, President, Gambro Inc., Investor Relations US, tel. +1-303 231 4750

Gambro's financial information is also available on the Internet: www.gambro.com

Please note the change of reporting days

Three-month report:	April 26, 2002
Six-month report:	July 26, 2002
Nine-month report:	October 25, 2002
Annual General Meeting:	March 25, 2002



February 13, 2002

Revenues by business area

MSEK	2001	2000	Change in % Full year		Change in % Q4	
			Nominal	Currency adj.	Nominal	Currency
Gambro Healthcare	16,238	12,957	25%	12%	21%	14%
Gambro Renal Products	9,663	8,481	14%	6%	12%	6%
Intra-Group	-1,013	-752	35%	21%	19%	10%
Total, Renal Care	*24,888*	*20,686*	20%	10%	20%	11%
Gambro BCT	1,832	1,559	18%	7%	7%	1%
Total	26,720	22,245	20%	9%	17%	10%

Revenues by market

MSEK	2001	2000	Change in % Full year		Change in % Q4	
			Nominal	Currency adj.	Nominal	Currency adj.
Europe	7,074	6,147	15%	6%	17%	8%
United States	16,799	13,577	24%	11%	18%	12%
Asia, Pacific, RoW	2,847	2,521	13%	9%	6%	6%
Total	26,720	22,245	20%	9%	17%	10%



February 13, 2002

GAMBRO GROUP INCOME STATEMENT

MSEK	Q4 2001	Q4 2000	Full year 2001	Full year 2000
Revenues	**7,176**	**6,143**	**26,720**	**22,245**
Cost of sales	-5,444	-4,708	-20,147	-16,669
Gross earnings	**1,732**	**1,435**	**6,573**	**5,576**
Operating expenses	-1,683	-2,593	-6,292	-5,372
Operating earnings (EBIT) [1) 2)]	**49**	**-1,158**	**281**	**204**
Financial items, net	75	-287	-474	-731
Earnings after financial items (EBT)	**124**	**-1,445**	**-193**	**-527**
Minority interest	-17	-19	-59	-64
Taxes	-119	1,186	-170	1,573
Net income [3)]	**-12**	**-278**	**-422**	**982**

	Q4 2001	Q4 2000	Full year 2001	Full year 2000
1) Earnings before depreciation and amortization (EBITDA)	1,041	874	3,305	3,983
2) Of which, nonrecurring items				
Impairment, goodwill	-228	-1,241	-228	-1,241
Impairment, other assets	-62	-138	-62	-138
Restructuring GHc US		-106		-106
Reversal of provisions	27	55	27	55
Divestiture of ABB shares			–	628
Provision for lab. billing	0		-927	-563
	-263	-1,430	-1,190	-1,365
Amortization, goodwill	-317	-274	-1,136	-1,021
Depreciation, other assets	-448	-379	-1,660	-1,379
	-765	-653	-2,796	-2,400
3) Earnings per share before and after dilution (SEK)	-0.03	-0.80	-1.22	2.85

Total number of shares outstanding 344,653,288 of which:
Series A: 250,574,090
Series B: 94,079,198



February 13, 2002

QUARTERLY DATA PER SEGMENT

MSEK	2001 Q 1	2001 Q 2	2001 Q 3	2001 Q4	2001 Total	2000 Q 1	2000 Q 2	2000 Q 3	2000 Q 4	2000 Total
Revenues										
Gambro Renal Products	2,283	2,424	2,383	2,573	9,663	1,976	2,129	2,076	2,300	8,481
Gambro Healthcare	3,692	3,997	4,146	4,403	16,238	2,948	3,064	3,313	3,632	12,957
Gambro BCT	422	468	464	478	1,832	352	373	388	446	1,559
Intra-group	-217	-270	-248	-278	-1,013	-162	-166	-189	-235	-752
Total Revenues	6,180	6,619	6,745	7,176	26,720	5,114	5,400	5,588	6,143	22,245
Operating earnings - before depr. (EBITDA)										
Products (GRP + BCT)	561	609	545	581	2,296	452	517	468	441	1,878
Healthcare	537	539	595	643	2,314	538	527	543	511	2,119
Non recurring items	-	-927[1]	-	-35	-962[1]	-	65[1]	-	-51[1]	14[1]
Other	-52	-73	-70	-148	-343	-5	30[3]	-26	-27[3]	-28[3]
Total operating earnings - before depr. (EBITDA)	1,046	148	1,070	1,041	3,305	985	1,139	985	874	3,983
margin %	16.9%	2.2%	15.9%	14.5%	12.4%	19.3%	21.1%	17.6%	14.2%	17.9%
margin excl non recurring %	16.9%	16.3%	15.9%	15.0%	16.0%	19.3%	19.9%	17.6%	15.1%	17.8%
Operating earnings - after depr. (EBIT)										
Products (GRP + BCT)	355	367	297	335	1,354	275	333	284	252	1,144
Healthcare	131	91	129	131	482	168	144	130	73	515
Non recurring items	-	-927[1]	-	-263	-1,190[1]	-	65	-	-1,430[1,2]	-1,365[1,2]
Other	-66	-69	-75	-155	-365	-11	25[3]	-51	-53[3]	-90[3]
Total operating earnings - after depr. (EBIT)	420	-538	350	49	281	432	567	363	-1,158	204
margin %	6.8%	-8.1%	5.2%	0.7%	1.1%	8.4%	10.5%	6.5%	-18.9%	0.9%
margin excl non recurring %	6.8%	5.9%	5.2%	4.4%	5.5%	8.4%	9.3%	6.5%	4.4%	7.1%
Financial net										
Interest net	-135	-163	-199	-195	-692	-111	-105	-169	-148	-533
Other financial items	-22	-18	-12	270[5]	218	0	-37	-22	-139[4]	-198[4]
Financial net	-157	-181	-211	75	-474	-111	-142	-191	-287	-731
Earnings before tax (EBT)	263	-719	139	124	-193	321	425	172	-1,445	-527

	Q2 01	Q4 01	Total 2001	Q2 00	Q4 00	Total 2000
1) Divestitures of ABB shares				628		628
Provision for lab. billing	-927	0	-927	-563		- 563
Restructuring GHc US					-106	- 106
Reversal of provisions		27	27		55	55
	-927			65	- 51	14
2) Asset impairment		-290	-290			-1,379
		-263	-1,190		-1,430	-1,365

3) Operating earnings includes income of MSEK 46 (MSEK 42 included in Q2 2000 and MSEK 4 included in Q4 2000) representing the nominal value of a receivable on the Swedish pension institution SPP as a result of excess returns on pension fund management.

4) Other financial items include a write-down to market value at year end of the shareholdings in HemaSure and Aastrom by



MSEK -116 (MUSD -12.6) and MSEK -29 (MUSD -3.2) respectively.

5) Including a capital gain of MSEK 293, related to the divestiture of shares in Thoratec Corp.

GAMBRO GROUP BALANCE SHEET

MSEK December 31	2001	2000
ASSETS		
Fixed assets		
Intangible assets [1]	18,107	16,540
Tangible assets	7,865	6,548
Shares and participations	236	202
Long-term receivables	2,274	853
Total fixed assets	**28,482**	**24,143**
Current assets		
Inventories	2,743	2,369
Trade receivables	6,335	6,446
Other current receivables	1,692	3,106
Liquid assets	899	600
Total current assets	**11,669**	**12,521**
TOTAL ASSETS	**40,151**	**36,664**
SHAREHOLDERS' EQUITY AND LIABILITIES		
Shareholders' equity [2]	22,571	21,897
Minority interests	182	189
Provisions	2,490	2,523
Long-term liabilities	8,650	5,842
Current liabilities	6,258	6,213
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**40,151**	**36,664**
NET DEBT	9,434	7,275

1) Of which goodwill 17,166 15,954

2) Total number of shares outstanding, 344,653,288 (of which Series A: 250,574,090, Series B: 94,079,198)

Shareholders' equity:		2001	2000
	Opening balance	21,897	19,655
	Net income	-422	982
	Translation difference	1,475	1,639
	Dividend	-379	-379
	Closing balance	22,571	21,897



February 13, 2002

STATEMENT OF CHANGES IN FINANCIAL POSITION

MSEK	2001	2000
Operating activities		
Earnings after financial items	-193	-527
Adjustment for non-cash items		
Depreciation and write-downs	3,024	3,808
Provisions	30	-985
Unrealized exchange gains/losses	113	-788
Capital gains/losses	-308	-722
Non-distributed earnings in associated companies	22	178
Paid income taxes	-25	-1,435
Cash flow from current operations before changes in operating capital	2,663	-471
Changes in operating capital: [1]		
Inventories	-198	-152
Receivables	253	-548
Liabilities	-281	811
Cash flow from operating activities	2,437	-360
Investment activities		
Investments in financial fixed assets	-222	-267
Disposals of financial fixed assets	334	812
Investments in intangible fixed assets	-1,654	-874
Disposals of intangible fixed assets	31	59
Investments in tangible fixed assets	-2,181	-1,828
Disposals of tangible fixed assets	96	87
Cash flow from investment activities	-3,596	-2,011
Financing activities		
Change in loans	1,813	2,769
Dividend paid	-379	-379
Cash flow from financing activities	1,434	2,390
Cash flow this period	275	19
Liquid assets, opening balance	600	606
Currency effect in liquid assets	25	-25
Liquid assets at closing balance	899	600

1) Of which change in operating working capital	-1,084	-553
Currency effect	-587	-490

Cash flow from operating activities	2,437
Cash flow from financing activities	-3,596
	-1,159
Add back: Acquisitions/divestitures net	934
Add back: Tax paid	25
Net assets acquired during the year	189
Cash flow from operations (including currency effects of -619)	- 11





February 13, 2002

FIVE YEAR SUMMARY

Group MSEK	2001	2000	1999	1998 [5]	1997
Income statement					
Revenues	26,720	22,245	19,743	18,734	19,490
Earnings after financial items (EBT)	-193	-527	1,893	4,991	13,890
Net income	-422	982	1,605	2,308	11,520
Balance sheet					
Total assets	40,151	36,664	33,920	33,406	49,881
Net debt	9,434	7,275	4,632	2,242	7,786
Shareholders' equity	22,571	21,897	19,655	17,850	25,385
Cash flow analysis					
Cash flow from operations [3]	282	1,103	2,075	4,213	13,485
Investments in fixed assets, net	-2,465	-1,741	-1,529	-1,587	-1,258
Change in net debt	-2,159	-2,643	-2,390	5,544	3,377
Key figures					
Earnings per share, SEK [4]	-1.22	2.85	4.66	6.70	33.70
Cash earnings per share (CEPS) SEK	8.50	13.81			
Shareholders' equity per share, SEK [4]	65	64	57	52	74
Net asset value per share, SEK [2]	65	64	57	52	101
Dividend per share, SEK [4]	1.10 [1]	1.10	1.10	1.00 [6]	2.00
Gambro share, total return, %	-0.5	-10.7	-11.0	-29.3	46.9
Return on shareholders' equity, % [4]	-1.9	4.7	8.6	10.7	57.6
Return on total capital, %	1.6	0.9	7.4	14.6	35.3
Return on capital employed, %	2.0	1.2	10.8	19.7	44.5
Interest coverage ratio	0.8	0.4	4.1	5.5	14.7
Solidity (equity/assets ratio), %	57	60	59	54	52
Statistical data					
Average number of employees	19,534	17,999	17,354	17,332	16,108
Wages, salaries incl. social costs	9,122	7,191	6,265	5,783	5,364

1) Proposed
2) Shareholders' equity/share adjusted for surplus value in associated companies
3) Cash flow before acquisitions and taxes
4) After full tax
5) All figures per share are proforma after split (June 1998)
6) In addition, value transferred in the sale of ABB shares



February 13, 2002

DATES FOR FINANCIAL REPORTS, ETC. 2002

March 5	Annual Report for 2001 to be distributed
March 13	Last day for temporary listing in VPC's register of shares registered in the name of trustees, to be eligible for participation in the Annual General Meeting
March 19	Last day to notify participation in the Annual General Meeting (by 12:00 noon)
March 25	Annual General Meeting at 6:00 pm in the Globe Arena Annex in Stockholm
March 25	Last day for trading in the share, including right to dividend
March 26	The share is listed, excluding right to dividend
March 28	Record date at VPC for right to receive dividend
April 4	Payment of dividend from VPC
April 26	Three-month report, January-March 2002
July 26	Six-month report, January-June 2002
October 25	Nine-month report, January-September 2002



22

Notice is hereby given to the shareholders in Gambro AB (publ) that the Annual General Meeting of the shareholders will be held on Monday, March 25, 2002 at 6:00 PM in the Globe Arena Annex, Entrance 1/2, in Stockholm.

Notification

To be entitled to participate in the Meeting, shareholders must:

- be recorded in the transcript of the share register maintained by the Swedish Securities Register Center VPC AB no later than Friday, March 15, 2002,
- notify Gambro AB no later than 12.00 noon, Tuesday, March 19, in writing to P O Box 7373, SE-103 91 Stockholm, Sweden, or by telephone: +46 8 507 126 12, or by fax: +46 8 507 126 30, of their intention to participate in the Meeting.

In their notice, shareholders who wish to be accompanied by assistants must indicate the number of assistants, not to exceed two.

In order to participate in the Meeting, shareholders whose shares are registered in the name of bank trust departments or other trustees must instruct their trustees to ensure that the shares are temporarily reregistered by VPC in the shareholders' own names well in advance of March 15.

Matters to be addressed by at Meeting

1. Opening of the Annual General Meeting
2. Election of a Chairman for the Meeting
3. Preparation and adoption of the Voting Register
4. Approval of the Agenda
5. Determination of whether the Meeting has been properly convened
6. Election of two Minutes Checkers
7. Presentation of the annual report and the auditors' report, the consolidated financial report and the auditors' report on the consolidated financial report, and the report made by the President and CEO Sören Mellstig
8. The adoption of the income statement and balance sheet and the consolidated income statement and consolidated balance sheet
9. The disposition to be made of the Company's profits or losses as shown in the balance sheet adopted by the Meeting and the adoption of a record date for the dividend
10. The discharge of the members of the Board of Directors and of the President from personal liability for the fiscal year
11. Determination of the number of Board members and Deputy members
12. Determination of the fees to be paid to Board members
13. Determination of the fees to be paid to auditors
14. Election of the Board members and Deputy members
15. Acquisition and transfer of own shares
16. Conclusion of Meeting



Dividend

The Board of Directors is proposing that a dividend of SEK 1,10 per share be paid for the fiscal year 2001 and that Thursday, March 28, 2002 be set as the record date. Based on this record date, it is expected that the dividend will be paid through VPC on Thursday, April 4, 2002.

Proposals

Shareholders representing more than 40 percent of the votes in the Company have indicatede that they will make the following proposals in regard to items 11-14 at the Annual General Meeting:

11. Nine members and no deputies
12. Proposed fee to the Board in a fixed amount of SEK 3,450,000 for distribution among those members elected by the Annual General Meeting who are not employees of the Company.
13. Proposed fee to auditors to be paid as per invoice during the period extending to the next Annual General Meeting.
14. Proposed candidates for reelection as members of the Board of Directors: Claes Dahlbäck, Sandra Austin Crayton, Gösta Gahrton, Wilbur H Gantz, Peter H Grassmann, Juha P Kokko, Sören Mellstig, Håkan Mogren and Björn Svedberg. Sven Nyman has declined reelection.

Company's Own Shares

For the purpose of adjusting the Company's capital structure to conform to capital needs and in order to be able to offer shares in connection with acquisitions, the Board of Directors proposes that the shareholders' meeting grant authority for the Board to decide on purchase and sale of the Company's own shares, including authority for the Board to decide on purchase at the OM Stockholm Exchange, or through an offer to purchase to all shareholders, and to decide on disposition by derogation from the shareholders' preemptive rights through sale at the OM Stockholm Exchange or through transfer to a third party in connection with acquisitions for consideration in a form other than money.

Documentation

The annual report and auditors' report, plus the Board's full proposal for the Board to be authorized to make decisions regarding the acquisition and transfer of the Company's own shares, will be available at the Company as of March 11, 2002. Copies of the documents will be sent to shareholders upon request together with information of address.

Stockholm, February 2002

BOARD OF DIRECTORS

Gambro AB, Jakobsgatan 6, P O Box 7323, SE-103 91 Stockholm, Sweden